Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of March, 2018

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X                        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                 No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                 No     X

MESSAGE FROM THE MANAGEMENT

Dear Shareholders,

We are pleased to invite you to attend the Annual General Shareholders’ Meeting (the “Meeting”) of Ultrapar Participações S.A. (“Ultrapar” or the “Company”), to be held on April 11,  2018, at 2:00 p.m., in the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1,343, 9th floor, in the City and State of São Paulo, Brazil, in accordance with the Call Notice, to be published in the newspapers Valor Econômico on March 12, 13 and 14, 2018 and  Diário Oficial do Estado de São Paulo on March 13, 14 and 15, 2017, also available at the Company’s website (ri.ultra.com.br).

The preparation of this Shareholders’ Meeting Manual (the “Manual”) is aligned with the Company’s philosophy towards the continuous improvement of its corporate governance practices, including the quality and convenience of the information provided to our shareholders.

The purpose of this document is to present the management proposals and to provide you with clarification and guidance regarding the matters to be discussed and procedures required for your attendance and power of attorney to participate in the Meeting, consolidating in a single file all documents published by Ultrapar in connection with the Meeting.

In addition to the information disclosed, we also inform you that Ultrapar’s Investor Relations team will be available for additional clarification by e-mail Invest@ultra.com.br  or telephone +55 (11) 3177-7014.

All shareholders of Ultrapar (including holders of common shares in the form of ADRs) may vote in all matters included in the agenda. Each common share entitles its holder to one vote in the Meeting’s resolutions. Holders of ADR will be represented as specified in a communication to be delivered to ADR holders by the depositary institution, pursuant to the terms of the depositary agreement.

We count on your presence.

CALL NOTICE

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly-Traded Company

CNPJ nº 33.256.439/0001- 39    NIRE 35.300.109.724

Call Notice

ANNUAL GENERAL SHAREHOLDERS’ MEETING

The shareholders are hereby invited to attend the Annual General Shareholders’ Meeting of Ultrapar Participações S.A. (“Ultrapar” or the “Company”), to be held on April 11, 2018, at 2:00 p.m., in the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1343, 9th floor, in the City and State of São Paulo (the “Shareholders’ Meeting”), to pass on the following matters:

1. The examination and approval of the Management Report and accounts and financial statements of the fiscal year ended on December 31, 2017, including the report from the Independent Auditors and the opinion from the Fiscal Council;

2. The allocation of net earnings for the fiscal year ended on December 31, 2017;

3. The approval of the annual Management’s compensation;

4. The election of the effective and alternate members of the Fiscal Council  based on the request for installation of the Fiscal Council submitted by shareholders representing more than 2% (two percent) of the voting shares issued by the Company, pursuant to article 161 of the Brazilian Corporate Law nr 6.404/76 and CVM Instruction 324/00; and

5. In accordance to the item above, approval of the Fiscal Council’s compensation for the period of it terms.

Attendance at the Meeting

The shareholders, including holders of American Depositary Receipts (“ADRs”), of the Company may attend the Meeting in person or represented by proxies, upon the fulfilment of the requirements for attendance provided for in article 12 of the Company’s Bylaws, presenting the documents listed under items Individual Shareholder, Corporate Shareholder and Investment Funds below.

The status of shareholder will be evidenced by submitting a statement issued by the bookkeeping institution or by the custodian institution, indicating the number of shares held by them up to three days prior to the Meeting.

The Company will adopt for this Shareholders’ Meeting the remote voting system in accordance with CVM Instruction 481/09, allowing its shareholders to send, through their respective custodian institution or bookkeeping institution or directly to the Company, a Remote Voting Form, as provided by the Company together with other documents to be discussed at the Shareholders’ Meeting. The Company informs that the instructions for the exercise of the remote voting are described in the Shareholders’ Meeting Manual.

Holders of ADRs will be represented at the Shareholders Meeting by the custodian of underlying shares of the ADRs pursuant to the terms of the deposit agreement, dated December 16, 1999, as amended (“Deposit Agreement”).  The procedures for exercising voting rights in connection with the ADRs will be specified in a communication to be delivered to ADR holders by the depositary institution, pursuant to the terms of the Deposit Agreement.

Individual Shareholder

•  Original or certified copy of a photo identification (ID, Alien Resident Card, driver’s license, officially recognized work card, or passport, in case of non-Brazilians); and

•  Original or certified copy of the power-of-attorney, if applicable, and a photo identification of the proxy.

Corporate Shareholder

•  Certified copy of the most recent consolidated bylaws or articles of incorporation and of the corporate acts granting power of attorney (minutes of the meeting of election of the board members and/or power of attorney);

•  Original or certified copy of photo identification of the proxy or proxies; and;

•  Original or certified copy of the power of attorney, if applicable, and photo identification of the proxy.

Investment Funds

•  Evidence of the capacity of fund manager conferred upon the individual or legal entity representing the shareholder at the Shareholders’ Meeting, or the proxy granting such powers;

•  The corporate acts of the manager, in case it is a legal entity, granting powers to the representative attending the Shareholders’ Meeting or to whom the power of attorney has been granted; and

•  In the event the representative or proxy is a legal entity, the same documents referred to in “Corporate Shareholder” must be presented to the Company.

The documents listed above must be sent to the Investor Relations Department until 2:00 p.m. of April 9, 2018.

Availability of Documents and Information

In accordance with Ultrapar’s Bylaws and with article 6 of CVM Instruction 481/09, the documents and information regarding the matters to be voted upon, as well as the Shareholders’ Meeting Manual and other relevant information and documents to the exercise of voting rights in the Meeting, were filed with the CVM and are available in CVM website (www.cvm.gov.br), in the Company's headquarters, in the B3 – Brasil, Bolsa, Balcão website (www.b3.com.br) and in the Company’s website (ri.ultra.com.br).

São Paulo, March 12, 2018.

PAULO GUILHERME AGUIAR CUNHA

Chairman of the Board of Directors

ADDITIONAL PROCEDURES

The documents necessary for your participation in the Meeting are specified in the Call Notice.

We clarify that in the case of non-Brazilian investment funds and shareholders, a sworn translation of the documents shall not be required if the documents are originally in English or Spanish.

Ultrapar, aiming to facilitate the representation of its shareholders at the Meeting (excluding holders of common shares in the form of ADRs), provides in the end of this Manual a power-of-attorney model, through which shareholders may appoint the lawyers thereby indicated to represent them at the Meeting, at no cost and strictly in accordance with the powers granted. To the extent shareholders (excluding holders of common shares in the form of ADRs) opt to be represented at the Meeting using the model provided by the Company, the power of attorney must include all the representatives listed in the power-of-attorney model.

We kindly ask you to send the documents listed above to the Investor Relations Department, at Avenida Brigadeiro Luís Antônio, 1,343, 8th floor, CEP 01317-910, in the City and State of São Paulo, up to 2:00 p.m. of April 9, 2018.

Remote Voting

The form and other supporting documents shall be filed at the Company within 7 days from the GSM date, that is, until April 5, 2018.

MANAGEMENT PROPOSAL

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly-Traded Company

CNPJ nº 33.256.439/0001- 39    NIRE 35.300.109.724

MANAGEMENT PROPOSAL

Dear Shareholders,

The Management of Ultrapar Participações S.A. (“Company”) hereby presents to the Company’s Shareholders the Management Proposal, regarding the resolutions to be voted in the Annual General Shareholders’ Meeting, to be held on April 11, 2018, at 2:00 p.m.

1) The examination and approval of the Management Report and accounts and financial statements for the fiscal year ended on December 31, 2017 including the report from the Independent Auditors and the opinion from the Fiscal Council

The Management’s Report and financial statements for the fiscal year ended on December 31, 2017 were filed at CVM’s website on February 21, 2018, and published in wide-circulation newspapers on February 23, 2018.

The mentioned documents (i) were approved by the Board of Directors and (ii) obtained a favorable opinion from the Company’s Fiscal Council at meetings held on February 21, 2018, whose minutes were also filed at CVM on the date.

In addition, the financial statements were audited and received a report with an unqualified opinion from the Company’s independent auditors, KPMG Independent Auditors. Such documents are available in Exhibit I of the present proposal. The Management discussion and analysis on the financial conditions of the Company, under the terms of item 10 of the Reference Form, are available in Exhibit II.

We propose the approval without reservations of the documents mentioned above by the Company’s shareholders.

2) The allocation of net earnings for the fiscal year ended on December 31, 2017

Pursuant to item II of paragraph 1 of article 9 of CVM Instruction 481/09, as amended, and in the format of annex 9-1-II of the same instruction, we have made available information regarding the allocation of net earnings for the fiscal year ended on December 31, 2017 in Exhibit III.

We propose the approval of the allocation of net earnings according to Exhibit III and the Company’s financial statements.

3) The approval of the Management’s annual global compensation

We propose the approval of the Company’s Management global compensation proposal for the period between May 2018 and April 2019 according to the terms presented in Exhibit IV.

In order to allow for a better understanding of the rationale of the present proposal, we disclose additional information regarding the Management’s compensation policies and practices in Exhibit V, according to item 13 of the Reference Form.

4) The election of the members of the Fiscal Council and their alternates based on the request for its installation made by shareholders representing more than 2% (two percent) of the voting shares issued by the Company

Considering that the Fiscal Council will be established by request of a shareholder representing more than 2% (two percent) of voting shares issued by the Company, pursuant to article 161 of the Brazilian Corporate Law, paragraph 2 and CVM Instruction 324/00, we propose the election of the following candidates as members of the Company’s Fiscal Council, as well as their alternates:

(i) Flavio César Maia Luz (effective) / Márcio Augustus Ribeiro (alternate)

(ii) Geraldo Toffanello (effective) / Pedro Ozires Predeus (alternate)

(iii) William Bezerra Cavalcanti Filho (effective) / Paulo Cesar Pascotini (alternate)

Detailed information about the candidates is available in Exhibit VI, according to items 12.5 to 12.10 of the Reference Form.

5) The approval of the Fiscal Council’s compensation

We propose the approval of the compensation of the members of the Fiscal Council for their term of office according to the terms presented in Exhibit IV.

Availability of Documents and Information

In accordance with Ultrapar’s Bylaws and with article 6 of CVM Instruction 481/09, as amended, the documents and information regarding the matters to be approved, as well the remote voting form and other relevant information and documents necessary to the exercise of voting rights in the Meeting, were filed at CVM and are available in CVM’s website (www.cvm.gov.br), at the Company's headquarters, B3 - Brasil, Bolsa, Balcão website (www.b3.com.br) and in the Company’s website (ri.ultra.com.br).

São Paulo, March 12, 2018.

PAULO GUILHERME AGUIAR CUNHA

Chairman of the Board of Directors

EXHIBITS

EXHIBIT I – FINANCIAL STATEMENTS

This Annex was previously filed on Ultrapar’s Form 6-K dated February 21, 2018.

EXHIBIT II – ITEM 10 OF THE REFERENCE FORM (MD&A)

EXHIBIT II – ITEM 10 OF THE REFERENCE FORM (MD&A)

10. Management discussion

10.1 - Management discussion & analysis:

Introduction

You should read this discussion together with our consolidated financial statements, filed with the CVM on February 21, 2018, including the Notes thereto, and other financial information included elsewhere in this document.

a. General financial and equity conditions

Company overview

Ultrapar is a multi-business Company with 80 years of history, with distinguished position in the markets in which it operates. Our five principal segments are:

•          the LPG distribution business, conducted by Ultragaz;

•          the fuels distribution business, conducted by Ipiranga;

•          the chemical and petrochemical business, conducted by Oxiteno;

•          the storage for liquid bulk business, conducted by Ultracargo; and

•          the retail pharmacy business, conducted by Extrafarma.

Ultragaz distributes LPG to residential, commercial and industrial market segments. Ipiranga distributes gasoline, ethanol, diesel, NGV (natural gas for vehicles), fuel oil, kerosene, lubricants and ARLA through a network of 8 thousand service stations and directly to large customers. Oxiteno produces ethylene oxide and its main derivatives, and is a major producer of specialty chemicals, particularly surfactants. It produces approximately 1.1 thousand products used in various industrial sectors such as cosmetics, detergents, agrochemicals, packaging, textiles, paints and coatings. Ultracargo is the largest provider of storage for liquid bulk in Brazil. Extrafarma operates in distribution and retail pharmacy sector, with 394 stores at the end of 2017, one of the leaders in its operational area and the seventh largest drugstore chain in Brazil according to the ABRAFARMA ranking.

In 2017, Ultrapar implemented initiatives and projects that allow us to establish new sources of growth paths for our businesses. Despite the CADE’s (Administrative Council for Economic Defense) decision against the purchase of ALESAT, we reviewed our investments over the course of 2017 to R$ 2.3 billion, bigger investments than originally planned. The creation of a new lubricants business in partnership with Chevron announced in 2016 started operations in December 2017. On February 28, 2018 CADE decided against the purchase of Liquigás, an operation announced in November 2016 which was under the antithrust authority analysis for 327 days. Such initiatives did not affect the company’s general financial and equity conditions.

2017

After two difficult years in deep recession, Brazilian GDP started 2017 in a downward trend, with gradual recovery of the economic activity throughout the year. The early expectations on the economy resumption were gradually confirmed by an increase in real average income and stable unemployment rates. The beginning of the economic situation upturn allowed continued reduction of the basic interest rate, which dropped from 13.75% at yearend 2016 to 7.00% in 2017. The average price of the US Dollar relative to the Brazilian Real in 2017 was R$ 3.19 vis-à-vis R$ 3.49 in 2016, a 9% drop. After four years of decreasing indicators, the number of light vehicles registered resumed growth and reached 2.2 million units, up 9% from 2016. The decision of OPEC members to reduce oil production until November 2018 influenced the international oil price, which was US$ 55/barrel (Brent) when 2017 began and reached yearend at US$ 67/barrel, up 21%. In the petrochemical market, ABIQUIM data show a 6% increase in National Apparent Consumption in 2017. As for pharmaceuticals retailing, Abrafarma data show 9% bigger gross revenue in 2017. In 2017, Ultrapar’s net sales and services amounted to R$ 80.0 billion, EBITDA amounted to R$ 4,063.5 million and net earnings amounted to R$ 1,573.9 million. Net debt to EBITDA ratio in the end of 2017 was 1.8 times. Ultrapar ended 2017 with total assets of R$ 28.3 billion and shareholders’ equity of R$ 9.7 billion.

2016

In a year characterized by the worsening of the crises on both political and economic fronts, Brazil ended 2016 with a combination of slowing business activity and a deterioration in disposable incomes and employment, thus curbing consumption and creating a challenging business environment. In the second half, there were some sporadic signs of improvement and inflation rates declined paving the way for cuts in the basic interest rate from 14.25% at the end of 2015 to 13.75% in 2016. The average R$/US Dollar exchange rate in 2016 was R$ 3.49 compared with R$ 3.33 in 2015, a devaluation of 5% of the Real on average albeit with an appreciating tendency of 17% during 2016. The number of light vehicles licensed during the year amounted to 2.0 million, making for a 2% growth in the fleet in 2016. The downturn in the global economy and the decisions of production of the OPEC member countries had influenced international oil prices, which began the year at US$ 36/barrel (Brent) and closed 2016 at US$ 55/barrel. In the petrochemical market, ABIQUIM (the Brazilian Chemical Industry Association) data indicated an increase of 5% in 2016 in National Apparent Consumption. Sales in the retail pharmacy sector, according to data from members of Abrafarma (the Brazilian Association of Pharmacies and Drugstores), grew 11% in 2016. In 2016, Ultrapar’s net sales and services amounted to R$ 77.4 billion, EBITDA amounted to R$ 4,216.7 million and net earnings amounted to R$ 1,570.6 million. Net debt to EBITDA ratio in the end of 2016 was 1.4 times, slightly above the ratio at the end of 2015. Ultrapar ended 2016 with total assets of R$ 24.2 billion and shareholders’ equity of R$ 8.6 billion.

2015

The business environment remained challenging in 2015, with the combination of economic slowdown, higher unemployment levels, inflation above target, rising interest rates and depreciation of the Real. Political instability created hurdles to approve tax adjustments necessary to Brazil, resulting in the downgrade of the sovereign rating by credit rating agencies. With the purpose of curbing soaring inflation rates found over the year, the Brazilian Central Bank raised the basic interest rate, from 11.75% at the end of 2014 to 14.25% at the end of 2015. GDP expectations for 2015, according to data published in the Focus Bulletin of the Central Bank of Brazil, began the year with a perspective of growth of 0.5% and ended with an expected drop of almost 4%. The average Real/Dollar exchange rate in 2015 was R$ 3.33/US$ as compared to R$ 2.35/US$ in 2014, an increase of 42%. The number of light vehicles licensed totaled 2.5 million units, allowing the fleet to a 3% estimated growth in 2015.

The deceleration in global economy and the decisions of production of the OPEC member countries had influence on the international oil price, which started the year at a price of US$ 57/barrel (Brent), remained stable in the first semester and ended 2015 at a price of US$ 36/barrel. The drop in oil prices and the increases in oil derivatives prices by Brazilian refineries maintained average domestic prices above international benchmarks. In the petrochemical market, ABIQUIM data showed a drop of 7% in 2015 in the national apparent consumption. Sales in the retail pharmacy sector, according to data from members of ABRAFARMA, continued to grow in nominal terms although at a lower level, showing a 12% increase in 2015. In 2015, Ultrapar’s net sales and services amounted to R$ 75.7 billion, EBITDA amounted to R$ 3,953.3 million and net earnings amounted to R$ 1,513.0 million. Net debt to EBITDA ratio in the end of 2015 was 1.2, slightly below the index at the end of 2014. Ultrapar ended 2015 with total assets of R$ 20.7 billion and shareholders’ equity of R$ 8.0 billion.

b. Capital structure and possibility of redemption of shares

Capital structure

Ultrapar’s capital as of December 31, 2017 amounted to R$ 5,171.8 million, composed by 556,405,096 common shares, without par value.

2017

Ultrapar reached yearend 2017 with R$ 13,590.6 million in gross debt and R$ 6,369.9 million in gross cash, getting to R$ 7,220.7 million net debt. On December 31, 2017, shareholders’ equity amounted R$ 9,720.8 million, resulting in a net debt to shareholders’ equity ratio of 74%.

2016

Ultrapar’s gross debt at the end of the fiscal year 2016 was R$ 11,417.1 million with a gross cash position of R$ 5,701.8 million, resulting in a net debt position of R$ 5,715.3 million, an increase of R$ 786.8 million in relation to 2015, in line with the growth of the Company. On December 31, 2016, shareholders’ equity amounted R$ 8,558.6 million, resulting in a net debt to shareholders’ equity ratio of 67%.

2015

Ultrapar ended the fiscal year 2015 with a gross debt of R$ 8,901.6 million and cash of R$ 3,973.2 million, resulting in a net debt of R$ 4,928.4 million, an increase of R$ 953.4 million compared to 2014, in line with the growth of the company. On December 31, 2015, shareholders’ equity amounted to R$ 7,974.1 million, resulting in a net debt to shareholders’ equity ratio of 62%.

Ultrapar association agreement with Extrafarma transaction was closed on January 31, 2014. As a consequence of the closing of the transaction, 12,021,100 new common, nominative book-entry shares with no par value of Ultrapar were issued, totaling an increase in equity of R$ 640.7 million. In addition, Ultrapar issued 3,205,622 shares related to subscription warrants – indemnification that may be exercised from 2020, it is adjusted according to the variations of provisions for tax, civil, and labor risks, and contingent liabilities related to the period beginning before January 31, 2014. The fair value of subscription warrants – indemnification is calculated based on the share price of Ultrapar (UGPA3) and are reduced by the dividend yield until 2020, since the exercise is possible only from 2020, and they are not entitled to receive dividends until that date. For more information, see Notes 3.a and 22 to our 2014 financial statements.

(R$ million)	2017	% of shareholders’ equity	2016	% of shareholders’ equity	2015	% of shareholders’ equity

Gross debt	13,590.6	140%	11,417.1	133%	8,901.6	112%
Cash and financial investments	6,369.9	66%	5,701.8	67%	3,973.2	50%
Net debt	7,220.7	74%	5,715.3	67%	4,928.4	62%

c. Capacity to meet our financial commitments

Our principal sources of liquidity derive from (i) cash, cash equivalents and financial investments, (ii) cash generated from operations and (iii) financings. We believe that these sources are sufficient to satisfy our current funding requirements, which include, but are not limited to, working capital, capital expenditures, amortization of debt and payment of dividends.

Periodically, we assess the opportunities for acquisitions and investments. We consider different types of investments, either directly or through joint ventures, or associated companies, and we finance such investments using cash generated from our operations, debt financing, through capital increases or through a combination of these methods. In 2016, Ultrapar signed agreements for the acquisitions of ALESAT, in the fuel distribution segment, and Liquigás, in the LPG distribution segment, and for the creation of a new lubricants business with Chevron.

We believe we have sufficient working capital to satisfy our current needs. In addition to the cash flow generated from our operations during the year, as of 31 of December 2017, we had R$ 6,285.5 million in cash, cash equivalents and short-term investments. The gross indebtedness due between January and December 2018, including estimated interests on loans, totals R$ 3,809.9 million. Furthermore, the investment plan for 2018 totals R$ 2,676.5 million.

We anticipate that we will spend approximately R$ 17.8 billion in the next five years to meet long-term contractual obligations, including the amortization of existing loans and financings, and respective payment of interests, as well as the 2018 budgeted capital expenditures.

(R$ million)	2018-2022

Contractual obligations	2,436.8
Investment plan for 2018	2,676.5
Financing¹	10,385.1
Estimated interest payments on financing ²	1,907.2
Hedging instruments ³	395,2
Total	17,800.8

¹ Does not include currency and interest rate hedging instruments.

² Includes estimated interest payments on short-term and long-term loans. Information of our derivative instruments is not included. The fair value information of such derivatives is available in Note 31, filed with the CVM on February 21, 2018. To calculate the estimated interest on loans certain macroeconomic assumptions were used, including, on average for the period, (i) CDI of 6.76% in 2018, 8.08% from 2019 to 2020, 9.63% from 2021 to 2022, 10.70% from 2023 to 2033, (ii) exchange rate of the Real against the U.S. dollar of R$ 3.37 in 2018, R$ 3.53 in 2019, R$ 3.77 in 2020, R$ 4.05 in 2021 and R$ 4.35 in 2022, R$ 4.66 in 2023, R$ 4.99 in 2024, R$ 5.35 in 2025, R$ 5.73 in 2026 and R$ 6.13 in 2027 (iii) TJLP of 6.75% p.a. and (iv) IGP-M of 4.38% in 2018, 4.13% in 2019, 4.0% from 2020 to 2033 (v) IPCA of 3.9% (source: B3, Bulletin Focus and financial institutions).

³ The currency and interest rate hedging instruments were estimated based on projected U.S. dollar futures contracts and the futures curve of DI x Pre and  DI x IPCA contracts quoted on B3 as of December 28, 2017 and on the futures curve of LIBOR (ICE – Intercontinental Exchange) on December 29, 2017. In the table above, only hedging instruments expected to generate losses at the time of settlement were considered.

See “Item 10.1.f. Indebtedness level and debt profile”, “Item 10.8.b. Other off-balance sheet arrangements” and “Item 10.10.a.i. Quantitative and qualitative description of the investments in progress and the estimated investments” for further information.

We expect to meet these cash requirements through a combination of cash generated from operating activities and cash generated by financing activities, including new debt financing and the refinancing of some of our indebtedness.

d. Sources for financing working capital and investments in non-current assets

We reported cash flow from operations of R$ 2,279.4 million, R$ 2,513.7 million and R$ 3,201.7 million in 2017, 2016 and 2015, respectively. In 2017, net cash provided by operating activities was R$234.3 million lower than that of 2016, mainly due to the reduced EBITDA year-over-year and the increase in investment in working capital given the volatility observed in LPG and fuels’ acquisition prices. In 2016, our cash flow from operations was R$ 688.0 million lower than that of 2015, despite the 7% EBITDA growth and lower investment in working capital in the comparison with 2015. Due to the use of the indirect method of cash flow, interest on financial liabilities and variations on the exchange rates were R$ 818.8 million in the operational cash flow in 2016 compared to 2015. In 2015, our operational cash flow was R$ 551.0 million higher than that of  2014, mainly due to the growth in operations, partially offset by an increase in investment in working capital, that grew from a divestment of R$ 99.0 million to an investment of R$ 436.2 million in 2015.

Cash flow of investing activities used an amount of R$$ 1,912.1 million, R$ 1,848.8 million and R$ 801.8 million in 2017, 2016 and 2015, respectively. In 2017, Ultrapar continued with an investment strategy focused on the continuing growth of scale and competitiveness, better serving an increasing number of customers. In 2017, 2016 and 2015, we invested R$ 2,016.9 million, R$ 1,637.9 million and R$ 1,334.2 million in additions to fixed assets, equipment and intangible assets, net of disposals. In addition, capital investments in ConectCar amounted to R$ 16.0 million, R$ 47.3 million and R$ 41.1 million in 2017, 2016 and 2015 respectively.

Net cash from financing activities totaled a cash generation of R$340.3 million and R$928.4 million for 2017 and 2016, respectively and a cash used of R$2,520.7 million for 2015. In 2017, cash flow used by financing activities decreased in R$588.0 million compared to 2016, mainly due to the growth of use of resources for amortization of debt, partially offset by an increase of R$833.8, which strengthened the cash position. In 2016, cash flow used by financing activities increased in R$ 3,449.1 million compared to 2015, mainly as a result of lower use of resources for amortization of debt and an increase of

R$ 1,292.3 million in new loans and financings, that strengthened the cash position and extended the Company’s debt profile. In 2015, cash flow used by financing activities increased in R$ 1,981.4 million compared to 2014, mainly as a result of increased use of resources for amortization of debt and interest payment and for acquisition of shares issued by the Company (share buyback program). Accordingly, cash and cash equivalents totaled R$ 5,002.0 million in 2017, R$ 4,274.2 million in 2016 and R$ 2,702.9 million in 2015.

e. Sources for financing working capital and investments in non-current assets to be used in case of deficiencies in liquidity

In 2017, 2016 and 2015, we did not present deficiencies in liquidity. We believe that Ultrapar has own resources and operational cash generation sufficient to finance its needs for working capital and investments estimated for 2018. In addition, if necessary, we have access to third party financing resources.

f. Indebtedness level and debt profile

Our total indebtedness, considering all current liabilities and non-current liabilities, grew by 19%, from R$ 15,601.1 million as of December 31, 2016 to R$ 18,619.5 million as of December 31, 2017.

Our gross financial debt increased by 19% from R$ 11,417.1 million as of December 31, 2016 to R$ 13,590.6 million as of December 31, 2017. Our short-term financial debt was equivalent to 26% of our gross debt as of December 31, 2017 and to 22% as of December 31, 2016.

The table below shows our financial indebtedness for each period:

		Weighted average financial charges as of December 31, 2017
Loans	Currency		Principal amount of outstanding debt and accrued interest as of

			12/31/2017	12/31/2016	12/31/2015

Foreign currency – denominated loans:
Foreign loan	US$	LIBOR (1) + 1.0%	788.8	942.5	1,111.7
Foreign loan	US$	LIBOR (1) +2.2%	259.0	486.5	576.6
Foreign loan	US$	+ 1.9%	298.9	332.6	397.6
Financial institutions	US$	LIBOR (1) + 2.5%	330.8	195.0	77.8
Advances on foreign exchange contracts	US$	+2.4%	44.5	111.1	222.5
Financial institutions	US$	+2.8%	106.7	109.9	142.8
Foreign currency advances delivered	US$	+2.2%	26.1	32.6	50.1
Financial institutions	MX$(2)	+8.5%	27.0	24.6	-
Financial institutions	MX$(2)	TIIE (2) + 1.5%	3.4	9.6	27.1
BNDES	US$	+6.4%	4.5	7.1	24.1
Financial institutions	Bs$(7)	+24.0%	0.6	0.4	-

Notes in the foreign market	US$	+5.3%	2,454.1	2,412.1	-
Brazilian Reais – denominated loans:
Debentures – 1st and 2nd issuances IPP	R$	105.8% of CDI	2,836.7	1,914.5	1,413.1
Banco do Brasil – floating rate	R$	107.3% of CDI	2,794.3	2,956.5	3,115.8
Debentures - 5th issuance	R$	108.3% of CDI	817.7	832.4	833.1
Debentures – CRA	R$	95.0% of CDI	1,380.9	-	-
Debentures – CRA	R$	IPCA + 4.6%	554.4	-	-
BNDES	R$	TJLP (3) + 2.4%	206.4	307.6	409.3
Export Credit Note – floating rate	R$	101.5% of CDI	157.7	158.8	158.6
BNDES	R$	SELIC (6) + 2.3%	69.4	71.4	30.9
BNDES EXIM	R$	TJLP(3) + 3.5%	62.8	62.1	-
Finance leases	R$	IGP-M (5) + 5.6%	48.5	48.6	45.5
FINEP	R$	+4.0%	35.6	48.7	61.7
FINEP	R$	TJLP (3) + 1.0%	32.7	34.6	11.2
BNDES EXIM	R$	SELIC (6) + 3.9%	30.9	28.1	-
Banco do Nordeste do Brasil	R$	8.5% (4)	28.1	47.1	66.1
BNDES	R$	+5.5%	26.3	40.3	49.7
FINAME	R$	TJLP (3)+5.7%	0.1	0.1	0.3
Floating finance leases	R$		—	0.1	0.3
Fixed finance leases	R$		—	0.0	0.1
Export Credit Note	R$		—	—	27.0
Working capital loans Extrafarma – fixed rate	R$		—	—	1.2
Total loans			13,426.9	11,214.8	8,854.2
Currency and interest rate hedging instruments			163.7	202.4	47.4
Total			13,590.6	11,417.1	8,901.6

(1) LIBOR – London Interbank Offered Rate.

(2) MX$ - Mexican peso; TIIE - Mexican interbank balance interest rate.

    (3) TJLP (Long-Term Interest Rate) = set by the National Monetary Council, TJLP is the basic financing cost of BNDES. As of December 31, 2017, TJLP was fixed at 7.0% p.a.

    (4) Contract linked to the rate of FNE (Northeast Constitutional Financing Fund) fund whose purpose is to promote the development of the industrial sector, managed by Banco do Nordeste do Brasil. As of December 31, 2017, the FNE interest rate was 10% p.a. FNE grants a discount of 15% on the interest rate for timely payments.

    (5) IGP-M = General Index of Market Prices of Brazilian inflation, calculated by the Fundação Getúlio Vargas.

    (6) SELIC – basic interest rate set by the Brazilian Central Bank

(7) Bs$ = Bolívar.

Our consolidated debt as of December 31, 2017 had the following maturity schedule:

Year	Maturities
(R$ million)
2018	3,503.7
2019	1,826.9
2020	894.6
2021	1,302.5
2022	3,016.4
2023 thereafter	3,046.5
Total	13,590.6

See “Item 10.1.c. Capacity to meet our financial commitments”.

i. Relevant loan and financing contracts

Notes in the foreign market

In October 2016, the subsidiary Ultrapar International issued US$ 750 million in notes in the foreign market, maturing in October 2026, with interest rate of 5.25% p.a., paid semiannually. The notes were guaranteed by the Company and its subsidiary IPP. The Company has designated hedge relationships for this transaction (see Note 31 – Hedge accounting: cash flow hedge and net investment hedge in foreign entities).

As a result of the issuance of the notes in the foreign market, the Company and its subsidiary are required to perform certain obligations, including:

• Restriction on sale of all or substantially all assets of the Company and subsidiaries Ultrapar International and Ipiranga.

• Restriction on encumbrance of assets exceeding US$ 150 million or 15% of the amount of the consolidated tangible assets.

The Company and its subsidiaries are in compliance with the levels of covenants required by this debt. The restrictions imposed on the Company and its subsidiaries are customary in transactions of this nature and have not limited their ability to conduct their business to date.

Foreign loans

1) The subsidiary IPP has foreign loans in the amount of US$ 320 million. IPP also contracted hedging instruments with floating interest rate in U.S. dollar and exchange rate variation, changing the foreign loans charges, on average, to 102.9% of CDI (see Note 30). IPP designated these hedging instruments as a fair value hedge; therefore, loans and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss. The foreign loans are secured by Ultrapar.

The maturity of the foreign loans is distributed as follows:

Maturity	US$ (million)	Cost in % of CDI
July/18	60.0	103.0
September/18	80.0	101.5
November/18	80.0	101.4
June/22	100.0	105.0
Total / average cost	320.0	102.9

2) The subsidiary LPG International has a foreign loan in the amount of US$ 30 million with maturity in December 2018 and interest rate of LIBOR + 1.85% p.a, paid quarterly. The foreign loan is guaranteed by Ultrapar and its subsidiary IPP.

During these contracts, the Company shall maintain the following financial ratios, calculated based on its audited consolidated financial statements:

•          Maintenance of a financial ratio, determined by the ratio between consolidated net debt and consolidated EBITDA, at less than or equal to 3.5.

•          Maintenance of a financial ratio, determined by the ratio between consolidated EBITDA and consolidated net financial expenses, higher than or equal to 1.5.

Ultrapar is compliant with the levels of covenants required by these loans. The restrictions imposed on Ultrapar and its subsidiaries are usual for this type of transaction and have not limited their ability to conduct their business to date.

3) The subsidiary Global Petroleum Products Trading had a foreign loan in the amount of US$ 12 million with maturity in December 2018 and interest rate of LIBOR + 1.85% p.a., paid quarterly. The foreign loan was guaranteed by the Company and its subsidiary IPP. The subsidiary settled the loan in advance in December 2017.

4) The subsidiary Global Petroleum Products Trading has a foreign loan in the amount of US$ 60 million with maturity on June 22, 2020 and interest of LIBOR + 2.0% p.a., paid quarterly. The Company, through the subsidiary Cia. Ultragaz, contracted hedging instruments subject to floating interest rates in dollar and exchange rate variation, changing the foreign loan charge to 105.9% of CDI. The foreign loan is guaranteed by the Company and its subsidiary Oxiteno Nordeste.

Debentures

1) In February 2018, the Company made its sixth issuance of debentures in a single series of 1,725,000, simple, non-convertible into shares, nominative, book-entry and unsecured debentures with a par value of R$ 1,000.00, final maturity in 5 years (lump sum at final maturity) and interest of 105.25% of CDI.

Principal amount: R$ 1,725,000,000.00

Unit par value: R$ 1,000.00

Maturity date: March 5, 2023

Repayment method: Lump sum at final maturity

Interest: 105.25% of CDI

Payment of interest: Semi-annually

2) In October 2017, the subsidiary IPP carried out its seventh issuance of debentures in the amount of R$ 944,077 thousand, in two single series of 730,384 and 213,693, simple, nonconvertible into shares, nominative, book-entry and unsecured debentures. The debentures have been subscribed by Vert Companhia Securitizadora. The proceeds from this issuance has been used exclusively for the purchase of ethanol.

The debentures were later assigned and transferred to Vert Créditos Ltda, that acquired these agribusiness credit rights with the purpose to bind the issuance of Certificates of Agribusiness Receivables (CRA). The financial settlement occurred on November 1, 2017. The debentures have an additional guarantee from Ultrapar and the main characteristics of the debentures are as follows:

Principal amount: R$ 730,384,000.00

Unit par value: R$ 1,000.00

Maturity date: October 24, 2022

Repayment method: Lump sum at final maturity

Interest: 95.0% of CDI

Payment of interest: Semi-annually

Principal amount: R$ 213,693,000.00

Unit par value: R$ 1,000.00

Maturity date: October 24, 2024

Repayment method: Lump sum at final maturity

Interest: IPCA + 4.33%

Payment of interest: Annually

The subsidiary IPP contracted hedging instruments subjected to IPCA variation, changing the debentures charges linked to IPCA to 97.3% of CDI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

3) In July 2017, the subsidiary IPP made its sixth issuance of public debentures, in one single series of 1,500,000 simple, nonconvertible into shares and unsecured debentures, which main characteristics are as follows:

Principal amount: R$ 1,500,000,000.00

Unit par value: R$ 1,000.00

Maturity date: July 28, 2022

Repayment method: Annual as from July 2021

Interest: 105.0% of CDI

Payment of interest: Annually

4) In April 2017, the subsidiary IPP carried out its fifth issuance of debentures, in two single series of 660,139 and 352,361, simple, nonconvertible into shares, nominative, book-entry and unsecured debentures. The debentures have been subscribed by Eco Consult – Consultoria de OperaçõesFinanceiras Agropecuárias Ltda. The proceeds from this issuance has been used exclusively for the purchase of ethanol.

The debentures were later assigned and transferred to Eco Securitizadora de Direitos Creditórios do Agronegócio S.A. that acquired these agribusiness credit rights with the purpose to bind the issuance of Certificates of Agribusiness Receivables (CRA). The debentures have an additional guarantee from Ultrapar and the main characteristics of the debentures are as follows:

Principal amount: R$ 660,139,000.00

Unit par value: R$ 1,000.00

Maturity date: April 18, 2022

Repayment method: Lump sum at final maturity

Interest: 95.0% of CDI

Payment of interest: Semi-annually

Principal amount: R$ 352,361,000.00

Unit par value: R$ 1,000.00

Maturity date: April 15, 2024

Repayment method: Lump sum at final maturity

Interest: IPCA + 4.7%

Payment of interest: Annually

The subsidiary IPP contracted hedging instruments subjected to IPCA variation, changing the debentures charges linked to IPCA to 93.9% of CDI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

5) In May 2016, the subsidiary IPP made its fourth issuance of public debentures, in one single series of 500 simple, nominative, registered debentures, nonconvertible into shares and unsecured, which main characteristics are as follows:

Principal amount: R$ 500,000,000.00

Unit par value: R$ 1,000,000.00

Maturity date: May 25, 2021

Repayment method: Amortizing annually, beginning in May 2019

Interest: 105.00% of CDI

Payment of interest: Semi-annually

6) In March 2015, the Company made its fifth issuance of debentures, in a single series of 80,000 simple, nonconvertible into shares, unsecured debentures, which main characteristics are as follows:

Principal amount: R$ 800,000,000.00

Unit par value: R$ 10,000.00

Maturity date: March 16, 2018

Repayment method: Lump sum at final maturity

Interest: 108.25% of CDI

Payment of interest: Semi-annually

7) In January 2014, the subsidiary IPP made its second issuance of public debentures, in a single series of 80,000 simple, nominative, registered debentures, nonconvertible into shares and unsecured, which main characteristics are as follows:

Principal amount: R$ 800,000,000.00

Unit par value: R$ 10,000.00

Maturity date: December 20, 2018

Repayment method: Lump sum at final maturity

Interest: 107.9% of CDI

Payment of interest: Semi-annually

8) In December 2012, the subsidiary IPP made its first issuance of public debentures, in a single series of 60,000 simple, nominative, registered debentures, nonconvertible into shares and unsecured, which main characteristics are as follows:

Principal amount: R$ 600,000,000.00

Unit par value: R$ 10,000.00

Maturity date: November 16, 2017

Repayment method: Lump sum at final maturity

Interest: 107.9% of CDI

Payment of interest: Semi-annually

The debentures were settled by the Company on the maturity date.

BNDES

Ultrapar and its subsidiaries have financing from BNDES for some of their investments and for working capital.

During the term of these agreements, the Company must maintain the following capitalization and current liquidity levels, to be verified in the annual consolidated audited financial statements:

•          Capitalization level: shareholders’ equity / total assets equal to or above 0.3; and

•          Current liquidity level: current assets / current liabilities equal to or above 1.3.

Ultrapar is in compliance with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are usual for this type of transaction and have not limited their ability to conduct their business to date.

Financial Institutions

The subsidiaries Oxiteno Mexico S.A. de C.V., Oxiteno USA LLC and Oxiteno Uruguay have loans to finance investments and working capital.

In February 2016, subsidiary Oxiteno USA entered into a loan agreement in the amount of US$ 40 million, due in February 2021 and bearing interest of LIBOR + 3.0% p.a., paid quarterly. The loan is guaranteed by Ultrapar and the subsidiary Oxiteno Nordeste and the proceeds of this loan will be used to fund the construction of a new alkoxylation plant in the state of Texas.

In September 2016, subsidiary Oxiteno USA renegotiated a loan in the notional amount of US$20 million, changing the maturity from October 2017 to September 2020, with interest of LIBOR + 3% p.a., paid quarterly. The loan is guaranteed by Ultrapar and the subsidiary Oxiteno S.A.

In October 2017, subsidiary Oxiteno USA entered into a loan agreement in the amount of US$ 40 million, due in October 2022 and bearing interest of LIBOR + 1.73% p.a., paid quarterly. The proceeds of this loan will be used to fund the construction of a new alkoxylation plant in the state of Texas. The loan is guaranteed by Ultrapar.

Banco do Brasil

As of December 31, 2017, the subsidiary IPP was party to seven floating interest rate loan agreements with Banco do Brasil S.A., in the total outstanding balance of R$2,794.3 million, to finance the marketing, processing or manufacturing of agricultural goods, including the production of ethanol. Except for one of such agreements, each was renegotiated to allow for the segregation of their principal amounts into subcredits, with different amounts, interest rates and maturity dates.

These loans mature, as follows (including interest until December 31, 2017):

Maturity
January/18	172.8
April/18	100.6
February/19	168.4
May/19	1,339.0
May/20	337.8
May/21	337.8
May/22	337.8
Total	2,794.3

Export Credit Note

The subsidiary Oxiteno Nordeste has export credit note contract in the amount of R$ 156.8 million, with maturity in May 2018, and floating rate of 101.5% of CDI, paid quarterly.

ii. Other long-term relations with financial institutions

In addition to the relationships mentioned in items 10.1.f.i. Relevant loan and financing contracts and 10.1.g. Limits of use of contracted loans and financing, Ultrapar maintains long term relationships with financial institutions (i) in connection with the ordinary course of the business, such as the payroll of its employees, credit and collection, payments and currency and interest rate hedging instruments and (ii) through a long-term contract between Ipiranga and Itaú Unibanco for the provision of financial services and management of the Ipiranga-branded credit cards.

In October 2015, Redecard acquired 50% of ConectCar, a company that operates in the segment of electronic payment for tolls, parking lots and fuel. Ipiranga holds the remaining 50% interest of the company. The deal was concluded in January 2016, after the meeting of some requirements and the approval by the regulatory authority.

iii.   Subordination of debt

Our secured debt as of December 31, 2017, amounted R$ 66 million. Except for secured debt, there is no subordination among our existing debt contracts.

iv. Any restrictions imposed on the issuer, especially related to indebtedness limits and the hiring of new debt, to dividend distribution, to the sale of assets, to the issuing of new securities and to change of control, and if the issuer has complied with these restrictions.

Ultrapar and its subsidiaries are subject to some covenants required by loans contracted. The restrictions imposed on Ultrapar and its subsidiaries are those usual for transactions of this nature and have not limited their ability to conduct their business to date.

As a result of foreign loans, the Company shall maintain the following financial ratios, calculated based on its audited consolidated financial statements:

•          Maintenance of a financial ratio, determined by the ratio between consolidated net debt and consolidated EBITDA, at less than or equal to 3.5; and

•          Maintenance of a financial ratio determined by the ratio between consolidated EBITDA and consolidated net financial expenses, higher than or equal to 1.5.

During the life of the agreements entered into with BNDES, Ultrapar must keep the following capitalization and current liquidity levels, as verified in annual consolidated audited balance sheet:

•          Capitalization level: shareholders’ equity / total assets equal to or above 0.30; and

•          Current liquidity level: current assets / current liabilities equal to or above 1.3.

The Company is compliant with the covenants levels required by financing contractors.

g. Limits of use of contracted loans and financings and percentages already used

The Company has certain financing contracts with BNDES whose amounts were only partially received. As of December 31, 2017, the total value of such contracts amounted R$ 227 million, sum that had not been yet used.

h. Main changes in each item of the financial statements

Ultrapar – Consolidated

(R$ million)	Information as of			Variation %
	12/31/2017	12/31/2016	12/31/2015	12/31/2017 vs. 12/31/2016	12/31/2016 vs. 12/31/2015

ASSETS
Cash, cash equivalents and financial investments	6,285.5	5,686.7	3,506.2	11%	62%
Trade accounts receivable	4,337.1	3,502.3	3,167.2	24%	11%
Inventories	3,491.9	2,761.2	2,495.2	26%	11%
Recoverable taxes	881.6	541.8	628.8	63%	-14%
Other	205.2	519.8	114.0	-61%	356%
Total Current Assets	15,201.3	13,011.8	9,911.4	17%	31%

Investments	150.2	141.7	103.7	6%	37%
Property, plant and equipment and intangibles assets	10,335.3	9,159.6	8,732.8	13%	5%
Financial investments	84.4	15.1	467.0	459%	-97%
Trade accounts receivable	330.0	227.1	152.2	45%	49%
Deferred income tax	545.6	417.3	306.0	31%	36%

Escrow deposits	822.7	778.8	740.8	6%	5%
Other	870.9	408.3	299.1	113%	37%
Total Non-Current Assets	13,139.0	11,147.9	10,801.7	18%	3%

TOTAL ASSETS	28,340.3	24,159.7	20,713.1	17%	17%

LIABILITIES
Loans, debentures and financial leases	3,503.7	2,475.6	1,097.9	42%	125%
Trade payables	2,155.5	1,709.7	1,460.5	26%	17%
Salaries and related charges	388.1	362.7	404.3	7%	-10%
Taxes payable	312.7	311.0	385.7	1%	-19%
Other	654.0	628.0	485.0	4%	29%
Total Current Liabilities	7,014.0	5,486.9	3,833.4	28%	43%

Loans, debentures and financial leases	10,086.9	8,941.5	7,803.8	13%	15%
Provision for tax, civil and labor risks	861.2	727.1	684.7	18%	6%
Post-employment benefits	207.5	119.8	112.8	73%	6%
Other	449.9	325.7	304.3	38%	7%
Total Non-Current Liabilities	11,605.5	10,114.2	8,905.5	15%	14%

TOTAL LIABILITIES	18,619.5	15,601.1	12,738.9	19%	22%

SHAREHOLDERS' EQUITY
Capital	5,171.8	3,838.7	3,838.7	35%	0%
Reserves	4,317.8	5,023.8	4,354.2	-14%	15%
Treasury shares	(482.3)	(483.9)	(490.9)	0%	-1%
Others	377.0	149.0	243.0	153%	-39%
Non-controlling interest	339.6	30.9	29.1	998%	6%
TOTAL SHAREHOLDERS' EQUITY	9,720.8	8,558.6	7,974.1	14%	7%

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY.	28,340.3	24,159.7	20,713.1	17%	17%

Main changes in the consolidated balance sheet accounts on December 31, 2017 compared with December 31, 2016

Assets

Current assets

Current assets totaled R$ 15,201.3 million as of December 31, 2017, an increase of R$ 2,189.5 million compared to December 31, 2016, mainly due to increases in cash, equivalents and financial investments, inventory and accounts receivable.

Cash, cash equivalents and financial investments

Cash, cash equivalents and financial investments totaled R$ 6,285.5 million on December 31, 2017, an increase of R$ 598.8 million compared to December 31, 2017, mainly due to new loans and financings in the period.

Trade accounts receivable

Trade accounts receivable totaled R$ 4,337.1 million on December 31, 2017, an increase of R$ 834.8 million compared to December 31, 2016, mainly due to an increase in days sales outstanding (DSO) the average collection period for Ipiranga.

Inventories

Inventories amounted to R$ 3,491.9 million as of December 31, 2017, an increase of R$ 730.7 million compared to December 31, 2016, mainly due to (i) increases in ethanol and gasoline costs throughout the year, increasing the final inventory balance of Ipiranga, (ii) increases in LPG acquisition,  and (ii) the adjustment of prices of medicines set by the Chamber for the Regulation of the Medical Pharmaceuticals (CMED) and a larger number of newly opened stores, both increasing Extrafarma’s inventory.

Non-current assets

Non-current assets totaled R$ 13,139.0 million as of December 31, 2017, an increase of R$ 1,991.2 million compared to December 31, 2016, mainly due to increases in fixed and intangible assets and financial investments, deferred income tax and trade account receivables.

Property, plant and equipment and intangible assets

Property, plant and equipment and intangible assets totaled R$ 10,335.3 million as of December 31, 2017, an increase of R$ 1,175.7 million compared to December 31, 2016, mainly due to investments in expansion carried out throughout 2017, offset by depreciation and amortization during the period.

Liabilities

Current liabilities

Current liabilities amounted R$ 7,014.0 million as of December 31, 2017, an increase of R$ 1,527.0 million compared to December 31, 2016, mainly due to an increase in loans and debentures

Loans, debentures and financial leases

Loans, debentures and financial leases totaled R$ 3,503.7 million as of December 31, 2017, an increase of R$ 1,028.1 million compared to December 31, 2016, mainly due to transfer of the amount due in 2018 from non-current liabilities to current liabilities, partially offset by the payment of loans maturing in 2018. See "Non-current liabilities - Loans, debentures and financial leases."

Trade payables

Trade payables amounted to R$ 2,155.5 million as of December 31, 2017, an increase of R$ 445.8 million compared to December 31, 2016, due to an increase in trade payables in all business, escept for Ultracargo.

Non-current liabilities

Non-current liabilities totaled R$ 11,605.5 million as of December 31, 2017, an increase of R$ 1,491.3 million compared to December 31, 2016. The increase in non-current liabilities is mainly due to the increase in loans and debentures.

Loans, debentures and financial leases

Loans, debentures and financial leases totaled R$ 10,086.95 million as of December 31, 2017, an increase of R$ 1,145.4 million compared to December 31, 2016, mainly due to new loans and financings.

Shareholders’ equity

Ultrapar’s shareholders' equity amounted to R$ 9,720.8 million on December 31, 2017, an increase of R$ 1,162.3 million compared to December 31, 2016, as a result of an increase in profit reserves, due to earnings generated in 2017 and the joint venture with Chevron in the lubricants segment.

Main changes in the consolidated balance sheet accounts on December 31, 2016 compared with December 31, 2015

Assets

Current assets

Current assets totaled R$ 13,011.8 million as of December 31, 2016, an increase of R$ 3,100.4 million compared to December 31, 2015, mainly due to increases in cash, equivalents and financial investments, inventory and accounts receivable.

Cash, cash equivalents and financial investments

Cash, cash equivalents and financial investments totaled R$ 5,686.7 million in December 31, 2016, an increase of R$ 2,180.5 million compared to December 31, 2015, mainly due to new  loans and financings in the period.

Trade accounts receivable

Trade accounts receivable totaled R$ 3,502.3 million in December 31, 2016, an increase of R$ 335.2 million compared to December 31, 2015, mainly due to an increase in days sales outstanding (DSO) the average collection period for Ipiranga.

Inventories

Inventories amounted to R$ 2,761.2 million as of December 31, 2016, an increase of R$ 266.0 million compared to December 31, 2015, mainly due to (i) increases in ethanol and gasoline costs throughout the year, increasing the final inventory balance of Ipiranga, and (ii) the adjustment of prices of medicines set by the Chamber for the Regulation of the Medical Pharmaceuticals (CMED) and a larger number of newly opened stores, both increasing Extrafarma’s inventory.

Non-current assets

Non-current assets totaled R$ 11,147.9 million as of December 31, 2016, an increase of R$ 346.2 million compared to December 31, 2015, mainly due to increases in fixed and intangible assets and financial investments.

Property, plant and equipment and intangible assets

Property, plant and equipment and intangible assets totaled R$ 9,159.6 million as of December 31, 2016, an increase of R$ 426.8 million compared to December 31, 2015, mainly due to investments in expansion carried out throughout 2016, offset by depreciation and amortization during the period.

Liabilities

Current liabilities

Current liabilities amounted R$ 5,486.9 million as of December 31, 2016, an increase of R$ 1,653.6 million compared to December 31, 2015, mainly due to an increase in loans and debentures

Loans, debentures and financial leases

Loans, debentures and financial leases totaled R$ 2,475.6 million as of December 31, 2016, an increase of R$ 1,377.7 million compared to December 31, 2015, mainly due to transfer of the amount due in 2017 from non-current liabilities to current liabilities, partially offset by the payment of loans maturing in 2016. See "Non-current liabilities - Loans, debentures and financial leases."

Trade payables

Trade payables amounted to R$ 1,709.7 million as of December 31, 2016, an increase of R$ 249.1 million compared to December 31, 2015, mainly concentrated in Ipiranga suppliers.

Non-current liabilities

Non-current liabilities totaled R$ 10,114.2 million as of December 31, 2016, an increase of R$ 1,208.6 million compared to December 31, 2015. The increase in non-current liabilities is mainly due to the increase in loans and debentures.

Loans, debentures and financial leases

Loans, debentures and financial leases totaled R$ 8,941.5 million as of December 31, 2016, an increase of R$ 1,137.8 million compared to December 31, 2015, mainly due to new loans and financings.

Shareholders’ equity

Ultrapar’s shareholders' equity amounted to R$ 8,558.6 million on December 31, 2016, an increase of R$ 584.4 million compared to December 31, 2015, as a result of an increase in profit reserves, due to earnings generated in 2017 and the joint venture with Chevron in the lubricants segment.

          Main changes in the consolidated balance sheet accounts on December 31, 2015 compared with December 31, 2014

Assets

Current assets

Current assets totaled R$ 9,995.4 million as of December 31, 2015, an increase of R$ 493.0 million compared to December 31, 2014, mainly due to inventory increases and trade accounts receivable.

Trade accounts receivable

Trade accounts receivable amounted to R$ 3,167.2 million on December 31, 2015, a R$ 563.1 million increase compared with December 31, 2014, mainly due to increases in ethanol, diesel and gasoline costs throughout the year.

Cash, cash equivalents and financial investments

Cash, cash equivalents and financial investments totaled R$ 3,506.2 million as of December 31, 2015, a decrease of R$ 763.0 million compared to December 31, 2014, mainly due to (i) the amortization of financing and higher interest payments due to the increase in interest rates during 2015, (ii) organic investments made in 2015, and (iii) growth in dividend payments and in the share repurchase program, increasing shareholder returns, partially offset by cash generated from our operations.

Inventories

Inventories amounted to R$ 2,495.2 million as of December 31, 2015, an increase of R$ 570.2 million compared to December 31, 2014, mainly due to increases in ethanol, diesel and gasoline costs throughout the year.

Non-current assets

Non-current assets totaled R$ 10,970.7 million as of December 31, 2015, an increase of R$ 992.6 million compared to December 31, 2014, mainly due to increases in fixed and intangible assets and financial investments.

Property, plant and equipment and intangible assets

Property, plant and equipment and intangible assets totaled R$ 8,732.8 million as of December 31, 2015, an increase of R$ 482.7 million compared to December 31, 2014, due to investments in expansion carried out throughout 2015, partially offset by depreciation and amortization during the period.

Liabilities

Current liabilities

Current liabilities amounted R$ 3,833.4 million as of December 31, 2015, a decrease of R$ 1,858.7 million compared to December 31, 2014, mainly due to a reduction in loans and debentures, partially offset by increases in suppliers.

Loans and debentures

Loans and debentures totaled R$ 1,097.9 million in December 31, 2015, a decrease of R$ 2,344.5 million compared to December 31, 2014, mainly due to the payment of loans maturing in 2015, partially offset by the transfer of the amount due in 2016 from non-current liabilities to current liabilities. See "Non-current liabilities - Loans and debentures."

Trade payables

Trade payables amounted to R$ 1,460.5 million as of December 31, 2015, an increase of R$ 181.0 million compared to December 31, 2014, mainly concentrated in Ipiranga suppliers due to higher ethanol, diesel and gasoline costs throughout 2015.

Non-current liabilities

Non-current liabilities totaled R$ 9,158.5 million as of December 31, 2015, an increase of R$ 3,096.8 million compared to December 31, 2014. The increase in non-current liabilities is mainly due to the increase in loans and debentures.

Loans and debentures

Loans and debentures totaled R$ 7,803.8 million as of December 31, 2015, an increase of R$ 2,870.9 million compared to December 31, 2014, mainly due to new loans contracted, resulting in the extension of the Ultrapar’s debt maturity.

Shareholders' Equity

Ultrapar’s shareholders' equity amounted to R$ 7,974.1 million on December 31, 2015, a R$ 247.5 million increase compared with December 31, 2014, as a result of an increase in profit reserves, due to earnings generated in 2015, partially offset by the increase of treasury shares due to the share repurchase program.

Main changes in the consolidated statements of income

Main changes in the consolidated statements of income for the year ended December 31, 2017 compared with the year ended December 31, 2016

(R$ million)	Year ending December 31	% of net sales and services	Year ending December 31	% of net sales and services	Percent change 2017-2016

	2017		2016

Net revenue from sales and services	80,007.4	100%	77,353.0	100%	3%
Cost of products and services sold	(72,735.8)	91%	(70,342.7)	91%	3%

Gross profit	7,271.6	9%	7,010.2	9%	4%
Selling, marketing, general and administrative expenses	(4,461.8)	6%	(4,097.4)	5%	9%
Other operating income, net	59.4	0%	199.0	0%	-70%
Income from disposal of assets	(2.2)	0%	(6.1)	0%	-63%

Operating income	2,866.9	4%	3,105.7	4%	-8%
Financial results	(474.3)	1%	(842.6)	1%	-44%
Equity in earnings (losses) of affiliates	20.7	0%	7.5	0%	176%
Income and social contribution taxes	(839.4)	1%	(700.0)	1%	20%

Net income	1,573.9	2%	1,570.6	2%	0%

Net income attributable to:
Shareholders of Ultrapar	1,574.3	2%	1,561.6	2%	1%
Non-controlling shareholders of the subsidiaries	(0.4)	0%	9.0	0%	-

EBITDA	4,063.5	5%	4,216.7	5%	-4%
Depreciation and amortization	1,176.0	1%	1,103.5	1%	7%

EBITDA – Earnings Before Interest, Taxes, Depreciation and Amortization, and EBIT – Earnings Before Interest and Taxes, are presented in accordance with CVM Instruction No. 527, issued by CVM on October 4, 2012. The calculation of EBITDA from net earnings is presented below:

R$ million	2017	2016	 (%)
			2017v2016
Net earnings	1,574	1,571	0%
(+) Income and social contribution taxes	839	700
(+) Financial expenses (income), net	474	843
(+) Depreciation and amortization	1,176	1,104
EBITDA	4,064	4,217	-4%

The EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) presented in this document represents the net income before (i) income and social contribution taxes, (ii) net financial expense (income) and (iii) depreciation and amortization, presented in accordance with ICVM 527/12. The purpose of including EBITDA information is to provide a measure used by the management for internal assessment of our operating results, besides being a directly or indirectly related measure to a portion of our employee profit sharing plan. It is also a financial indicator widely used by investors and analysts to measure our ability to generate cash from operations and our operating performance. We also calculate EBITDA in connection with covenants related to some of our financing, as described in note 14 to the financial statements. We believe EBITDA allows a better understanding not only of our financial performance but also of our capacity of meeting the payment of interest and principal from our debt and of obtaining resources for our investments and working capital. Our definition of EBITDA may differ from, and, therefore, may not be comparable with similarly titled measures used by other companies, thereby limiting its usefulness as a comparative measure. Because EBITDA excludes net financial expense (income), income tax and social contribution, depreciation and amortization, it provides an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or changes in income tax and social contribution, depreciation and amortization. EBITDA is not a measure of financial performance under accounting practices adopted in Brazil or IFRS. EBITDA should not be considered in isolation, or as a substitute for net income, as a measure of operating performance, as a substitute for cash flows from operations or as a measure of liquidity. EBITDA has material limitations that impair its value as a measure of a company’s overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expenses and income taxes and depreciation and amortization.

Overview on sales volume

	2017	2016	Percent change 2017-2016

Ipiranga (000 m3)	23,458	23,507	0%
Oxiteno (000 tons)	790	738	7%
Ultragaz (000 tons)	1,746	1,760	-1%
Ultracargo (000 m3)	724	672	8%
Extrafarma (number of stores)	394	315	25%

Ipiranga’s sales volume remained stable compared to total sales in 2016 with a decrease in volume in the first half of the year and increasing volume in the second half. Despite the increase in fuel prices over the course of the year, the volume of light-vehicle fuels sold (Otto cycle) was up 1%, impacted by fleet expansion. In line with the economy’s performance, the volume of Diesel only began to increase in the second half, and reached yearend at an accumulated reduction of 2%. In 2017, Oxiteno posted record-breaking sales volume, up 7% from 2016. This came as a result of 16% and 5% increases in the volumes of commodities and specialty chemicals, respectively, reflecting the pre-marketing volume sold to USA due to the new plant in Pasadena, along with bigger growth of internal market than the recovery of Brazil’s economy. Ultragaz’s total sales volume was down 1% in 2017. Despite the stable sales volume in the bottled segment, due to investments to add new resellers, the bulk segment posted a 3% reduction, explained by the loss of some customers to natural gas. Total average storage at Ultracargo was up 8% due mainly to the increased fuels handling at the Santos, Suape and Itaqui terminals, reflecting the partial resumption of activities and the higher demand for fuels’ handling at Brazilian ports. Extrafarma opened 100 new stores and closed 21 in 2017, for a 25% expansion (79 stores) of the network.

Net revenue from sales and services

(R$ million)	2017	2016	Percent change 2017-2016

Ipiranga	67,730.9	66,407.3	2%
Oxiteno	3,957.6	3,700.7	7%
Ultragaz	6,069.3	5,365.5	13%
Ultracargo	438.4	355.4	23%
Extrafarma	1,869.5	1,578.2	18%

As consequence of the revenues increase in every business, Ultrapar’s net sales and services revenues were R$ 80,007 million in 2017, up 3% from 2016. Despite stable sales volumes, Ipiranga’s net revenues were up 2%, in line with the costs, due mainly (i) to shifts in diesel and gasoline prices, which, are now more frequently adjusted to reflect international benchmark prices, (ii) to the increase in fuels’ taxes (PIS/Cofins) in June 2017, (iii) to the greater share of gasoline in the 2017 sales breakdown, and (iv) the strategy of constant fueling station services and convenience innovation, generating improved customer satisfaction and loyalty. Oxiteno’s net revenues were up 7%, due mainly to the greater sales volume. On the other hand, the average price of the Brazilian Real, up 9%, partly offset these effects.

Ultragaz’s net revenues were up 13% in 2017, due mainly (i) to the higher cost of bottled and bulk LPG at refineries, which now follow international benchmark prices, (ii) the bigger sales volume of bottled LPG as a result of new commercial initiatives to capture new customers and resellers, and (iii) the differentiation and innovation strategy. The lower share of bulk gas in sales partly offset the revenues growth. Ultracargo’s net revenues were up 23% in 2017 due to increased average storage and greater fuels handling, improved productivity at Ultracargo and partially resumed activities in Santos. Extrafarma’s gross revenues were up 18% in 2017 due to 25% increase in retail sales (except for telephony), a result of the bigger average store network and 12% greater same store sales (except for cellular phones sales). The growth was partly offset by a 17% decrease in cellular phones revenues, and lower revenues from the wholesale segment.

Cost of products and services sold

(R$ million)	2017	2016	Percent change 2017-2016

Ipiranga	63,003.0	61,877.4	2%
Oxiteno	3,199.5	2,781.7	15%
Ultragaz	5,095.6	4,467.2	14%
Ultracargo	218.5	199.0	10%
Extrafarma	1,277.6	1,071.9	19%

Ultrapar’s cost of goods sold and services provided was R$ 72,736 million in 2017, up 3% from 2016 as a result of growth in every business. Ipiranga’s cost of goods sold was up 2%, due mainly to shifts in the costs of diesel and gasoline and to the increase in fuels’ taxes (PIS/Cofins) in June 2017. Oxiteno’s cost of goods sold was up 15% in 2017 due (i) to the greater sales volume, (ii) costs associated with the lengthy stoppage of the Oleoquímica plant, and (iii) higher pre-operational costs at the new Pasadena plant, partially compensated by a stronger Brazilian Real. Ultragaz’s cost of goods sold was up 14%, due mainly to the higher cost of LPG at refineries. Ultracargo’s cost of services provided was up 10%, due mainly to higher payroll and materials costs, in line with the greater volume in storage. Extrafarma’s cost of goods sold was up 19% in 2017, due mainly to the greater sales volume and the annual adjustment in medicine prices as authorized by the Medicine Market Regulation Chamber (“Câmara de Regulação do Mercado de Medicamento” – CMED).

Gross profit

Ultrapar posted R$ 7,272 million in gross profits in 2017, up 4% from 2016, as a result of combined growth in business.

Selling, marketing, general and administrative expenses

(R$ million)	2017	2016	Percent change 2017-2016

Ipiranga	2,431.3	2,257.6	8%
Oxiteno	668.0	616.4	8%
Ultragaz	630.6	615.5	2%
Ultracargo	112.8	99.7	13%
Extrafarma	622.7	511.1	22%

Ultrapar’s general, administrative, sales and commercial expenses were R$ 4,462 million in 2017, up 9% from 2016 because of the effects of inflation on expenses and other specific reasons in each business. Ipiranga’s general, administrative and sales expenses were up 8% due (i) increase in unit freight, (ii) higher expenses with projects and strategic initiatives, particularly those connected with the joint venture with Chevron for lubricants, and (iii) expansion of the service stations and franchises networks. Oxiteno’s general, administrative and sales expenses were up 8% due to higher freight expenses, because of the greater volume sold and pre-operating expenses at the new Pasadena plant. As result of initiatives to reduce expenses, Ultragaz’s general, administrative and sales expenses growth was lower than the period’s inflation, increasing by 2% in 2017. Ultracargo’s General, administrative and sales expenses were up 13% in 2017, due mainly to (i) payroll expenses because of the additional personnel, the annual salaries’ adjustment and higher variable compensation, in line with operating indicators growth, and (ii) higher costs incurred with consultancies and legal advice. Extrafarma’s general, administrative and sales expenses were up 22% in 2017. The increase is due to the 23% greater average number of stores and to non-recurring expenses with the transfer of the distribution center from Belém to Benevides, and indemnities in 1Q17. Excluding the mentioned one-off and the impacts from new stores, expenses grew bellow inflation as consequence of initiatives to increase productivity.

Depreciation and amortization

Total depreciation and amortization costs and expenses in 2017 were R$ 1,176 million, up 7% from 2016 because of the investments made in the period.

Other operating income

In 2017, Ultrapar posted revenues net of expenses, in other operating income of R$ 59 million, versus R$ 199 million in net revenues in 2016, due (i) to the effects of the April 2015 fire in Santos, with a positive impact of R$ 68 million in 2016, due mainly to recovery from insurers, and a negative impact of R$ 39 million in 2017; and (ii) the Cease and Desist Agreement that Ultrapar signed, with a negative impact of R$ 84 million in 2017.  Ultragaz’s “Other operating income” line reached yearend 2017 with net expenses of R$ 79 million, from R$ 4 million in net revenues in 2016. In 2017, Ultragaz registered R$ 84 million in expenses associated with an one-off contingency related to the signing of a Cease and Desist Agreement (“Termo de Compromisso de Cessação de Prática”) that put an end to proceedings before anti-trust authority CADE. Ultracargo’s “Other operating income” line reached yearend 2017 with R$ 37 million in net expenses. In 2016, Ultracargo had R$ 134 million in revenues from fire insurance in addition to fire-linked expenses, leading “Other operating income” to R$ 71 million yearend.

Income from disposal of assets

In 2017 Ultrapar posted disposal of property expenses of R$ 2 million, compared with net expenses of R$ 6 million in 2016, due mainly to the lower sales of Ipiranga real estate.

Operating income

Ultrapar posted R$ 2,867 million in operating income in 2017, down 8% from 2016 because of the lower operating income in every business, with the exception of Ipiranga.

Financial income

Ultrapar’s financial income was R$ 474 million in net expenses in 2017, down R$ 368 million from 2016 despite the greater net debt, due mainly to the lower CDI rate for the period, and  foreign exchange effects in the period.

Net income

Ultrapar’s consolidated net income was R$ 1,574 million in 2017, stable relative to 2016, mainly due to the period’s lower financial expense, partly offset by the reduced EBITDA YOY and higher amortization and depreciation because of investments made over the course of 2017.

EBITDA

(R$ million)	2017	2016	Percent change 2017-2016

Ipiranga	3,136.5	3,080.5	2%
Oxiteno	294.8	458.9	-36%
Ultragaz	453.2	446.6	1%
Ultracargo	124.1	171.2	-28%
Extrafarma	24.0	37.1	-35%

Ultrapar’s consolidated EBITDA was R$ 4,064 million in 2017, down 4% from 2016. If adjusted by the positive one-off effects of the related to the exclusion of the ICMS sales tax from the calculation base for PIS and COFINS taxes of Oxiteno, and by the negative effects associated with the signing of the TCC at Ultragaz and, effects related to the fire at Santos in 2015 at Ultracargo, Ultrapar’s EBITDA would have remained stable over 2016 results.  Ipiranga’s 2017 EBITDA was R$ 3,137 million, up 2% from 2016, in line with the revenues growth due mainly (i) to the strategy of constant services and convenience innovation at service stations, and (ii) improved sales breakdown with a bigger share of gasoline in the mix. Oxiteno’s 2017 EBITDA was R$ 295 million, down 36% from 2016 despite the increase in total volumes. The reduction is due mainly (i) to the R$ 0.30/US$ appreciation of the average price of the Brazilian Real in 2017, (ii)  higher volatility of certain raw materials prices, (iii) the lengthy stoppage of the Oleoquímica plant, and (iv) pre-operational costs at the new Pasadena plant. Ultragaz’s EBITDA was R$ 453 million, up 1% from 2016 as a result of costs and expenses cutting initiatives, as well as commercial actions intended to capture new customers and resellers, and of the differentiation and innovation strategy. If the above-mentioned R$ 84 million contingency expense is not considered, Ultragaz EBITDA posted a 20% growth. Ultracargo’s EBITDA was down 28% to R$ 124 million in 2017. Excluding the extraordinary events, Ultracargo’s EBITDA would grow by 58%, because of increased volume handling in its terminals. Extrafarma’s EBITDA was R$ 24 million, down 35% from 2016 because of the greater number of maturing stores, which went from 45% of the chain in 2016 to 55% in 2017, and expenses with the transfer of the distribution center to Benevides. The drop was cushioned by strategic and commercial initiatives intended to reduce costs and increase efficiency.

Main changes in the consolidated statements of income

Main changes in the consolidated statements of income for the year ended December 31, 2016 compared with the year ended December 31, 2015

(R$ million)	Year ending December 31	% of net sales and services	Year ending December 31	% of net sales and services	Percent change 2016-2015

	2016		2015

Net revenue from sales and services	77,353.0	100%	75,655.3	100%	2%
Cost of products and services sold	(70,342.7)	91%	(68,933.7)	91%	2%

Gross profit	7,010.2	9%	6,721.6	9%	4%
Selling, marketing, general and administrative expenses	(4,097.4)	5%	(3,837.9)	5%	7%
Other operating income, net	199.0	0%	50.6	0%	293%
Income from disposal of assets	(6.1)	0%	27.3	0%	-122%

Operating income	3,105.7	4%	2,961.5	4%	5%
Financial results	(842.6)	1%	(703.3)	1%	20%
Equity in earnings (losses) of affiliates	7.5	0%	(10.9)	0%	-169%
Income and social contribution taxes	(700.0)	1%	(734.3)	1%	-5%

Net income	1,570.6	2%	1,513.0	2%	4%
Net income attributable to:
Shareholders of Ultrapar	1,561.6	2%	1,503.5	2%	4%
Non-controlling shareholders of the subsidiaries	9.0	0%	9.5	0%	-5%

EBITDA	4,216.7	5%	3,953.3	5%	7%
Depreciation and amortization	1,103.5	1%	1,002.6	1%	10%

EBITDA – Earnings Before Interest, Taxes, Depreciation and Amortization, and EBIT – Earnings Before Interest and Taxes, are presented in accordance with CVM Instruction No. 527, issued by CVM on October 4, 2012. The calculation of EBITDA from net earnings is presented below:

R$ million	2016	2015	 (%)
			2016v2015
Net earnings	1,571	1,513	4%
(+) Income and social contribution taxes	700	734
(+) Financial expenses (income), net	843	703
(+) Depreciation and amortization	1,104	1,003
EBITDA	4,217	3,953	7%

The EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) presented in this document represents the net income before (i) income and social contribution taxes, (ii) net financial expense (income) and (iii) depreciation and amortization, presented in accordance with ICVM 527/12. The purpose of including EBITDA information is to provide a measure used by the management for internal assessment of our operating results, besides being a directly or indirectly related measure to a portion of our employee profit sharing plan. It is also a financial indicator widely used by investors and analysts to measure our ability to generate cash from operations and our operating performance. We also calculate EBITDA in connection with covenants related to some of our financing, as described in note 14 to the financial statements. We believe EBITDA allows a better understanding not only of our financial performance but also of our capacity of meeting the payment of interest and principal from our debt and of obtaining resources for our investments and working capital. Our definition of EBITDA may differ from, and, therefore, may not be comparable with similarly titled measures used by other companies, thereby limiting its usefulness as a comparative measure. Because EBITDA excludes net financial expense (income), income tax and social contribution, depreciation and amortization, it provides an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or changes in income tax and social contribution, depreciation and amortization. EBITDA is not a measure of financial performance under accounting practices adopted in Brazil or IFRS. EBITDA should not be considered in isolation, or as a substitute for net income, as a measure of operating performance, as a substitute for cash flows from operations or as a measure of liquidity. EBITDA has material limitations that impair its value as a measure of a company’s overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expenses and income taxes and depreciation and amortization.

Overview on sales volume

	2016	2015	Percent change 2016-2015

Ipiranga (000 m3)	23,507	25,725	-9%
Oxiteno (000 tons)	738	725	2%
Ultragaz (000 tons)	1,760	1,697	4%
Ultracargo (000 m3)	672	655	3%
Extrafarma (number of stores)	315	254	24%

Ipiranga’s sales volume recorded a decline of 9% compared with 2015. Fuel sales volume for light vehicles (Otto cycle) reported a decrease of 9%, in spite of the effective growth of 2% in the light vehicle fleet, reflecting economic conditions, a worsening in employment levels and the increase in the relative prices of fuel compared to household income. Diesel volume was also down 9%, mirroring weakness in the economy overall. Volume sold at Oxiteno was 2% higher in 2016 as a result of a 17% expansion in commodities, in search of increased efficiency in the use of capacity and dilution of plant, above all in 1H16 to compensate for the 1% decline in specialty chemicals, a reflection of weak economic activity in Brazil. Sales volume at Ultragaz was 4% higher in 2016, with a 3% growth in the LPG bottled segment, the result of investments to increase the numbers of resellers, and 6% growth in the bulk segment due to investments in the capture of new customers. Ultracargo’s total average storage posted an increase of 3% due mainly to greater fuel handling at the Suape and Aratu port terminals although offset by the partial interruption of activities at the Ultracargo terminal in Santos in 2015 due to the fire in April of that year. Excluding operations in Santos, handling was up by 8%. Extrafarma ended 2016 with 315 stores, a 24% increase (61 stores) compared to 2015. Over the course of the year, 71 new stores were opened and ten closed.

Net revenue from sales and services

(R$ million)	2016	2015	Percent change 2016-2015

Ipiranga	66,407.3	65,349.8	2%
Oxiteno	3,700.7	4,082.5	-9%
Ultragaz	5,365.5	4,621.2	16%
Ultracargo	355.4	315.5	13%
Extrafarma	1,578.2	1,336.3	18%

In 2016, Ultrapar reported net revenue from sales and services of R$ 77,353 million, a growth of 2% in relation to 2015 due to revenue growth in all the businesses with the exception of Oxiteno. Ipiranga posted a 2% increase in net revenue despite lower sales volume mainly due to (i) the increase in diesel and gasoline costs by Petrobras in October 2015 and also higher ethanol prices, (ii) the greater share of gasoline in the overall sales mix in 2016, and (iii) the strategy of constant innovation in service station services and convenience, resulting in greater customer satisfaction and loyalty. Oxiteno’s net revenue was 9% down, largely due to 15% lower average prices in US Dollars, as a consequence of lower international commodities prices and a greater share of these products in the sales mix. Decrease in net revenue was partially offset by the depreciation of 5% in the Real against the US dollar and increased sales volume. Ultragaz reported net revenues 16% higher, mainly due to (i) the increases in the cost of bottled and bulk LPG at the refineries in 2015 and 2016, (ii) higher volume sold, the result of commercial initiatives for capture of new customers and resellers, (iii) the adoption of differentiation and innovation strategies, and (iv) the increased share of the bulk segment in the composition of total sales mix. Ultracargo’s net revenue was 13% higher mainly due to the increase in average storage and higher average tariffs at the terminals. Excluding operations at the Santos terminal, net revenue was 18% higher. Extrafarma reported an 18% increase in gross revenue due to the larger average number of stores and growth of 21% in same store sales (sales in stores opened over 12 months).

Cost of products and services sold

(R$ million)	2016	2015	Percent change 2016-2015

Ipiranga	61,877.4	61,236.8	1%
Oxiteno	2,781.7	2,809.8	-1%
Ultragaz	4,467.2	3,884.6	15%
Ultracargo	199.0	151.9	31%
Extrafarma	1,071.9	900.9	19%

Ultrapar reported cost of goods sold and services provided at R$ 70,343 million in 2016, an increase of 2% in relation to 2015 due to growth recorded at all the businesses with the exception of Oxiteno. Cost of goods sold by Ipiranga was 1% higher, due to increases in diesel and gasoline costs in October 2015 and correspondingly higher ethanol costs, partially attenuated by lower sales volume. Cost of goods sold by Oxiteno fell by 1% due to lower payroll costs offset by higher sales volume, a 5% depreciation in the Real against the US dollar and increased prices of certain raw materials. Ultragaz’s cost of goods sold was 15% higher mainly due to (i) the increase in LPG costs, (ii) higher volumes, and (iii) higher unit freight costs due to the increase in product sourcing from more distant routes. Ultracargo’s cost of services provided reported growth of 31% due to higher costs with payroll and terminal maintenance. Additionally, since January 2016, some expenses have been reclassified as costs, in 2016 amounting to R$ 16 million. In Extrafarma, the cost of goods sold was 19% higher due to greater sales volume and the annual price adjustment in medicines authorized by the Chamber for the Regulation of the Medical Pharmaceuticals Market (CMED).

Gross profit

Ultrapar posted a gross profit of R$ 7,010 million in 2016, an increase of 4% relative to 2015, due to increases in gross profits at Ipiranga, Ultragaz and Extrafarma.

Selling, marketing, general and administrative expenses

(R$ million)	2016	2015	Percent change 2016-2015

Ipiranga	2,257.6	2,087.2	8%
Oxiteno	616.4	690.8	-11%
Ultragaz	615.5	525.4	17%
Ultracargo	99.7	100.6	-1%
Extrafarma	511.1	427.5	20%

Ultrapar’s selling, marketing, general and administrative expenses totaled R$ 4,097 million in 2016, 7% more than 2015 due to the effects of inflation on expenses and to particular aspects in each business. Selling, marketing, general and administrative expenses of Ipiranga increased by 8% due to (i) higher expenses with studies and projects for expansion and innovation, (ii) expansion in the service station and franchise network and (iii) the effects of inflation in the period, offset in part by reduced freight on lower sales volume. In Oxiteno, selling, marketing, general and administrative expenses fell 11%, mainly due to lower personnel expenses, offset by the depreciation of the Real on logistics and international units expenses, aimed by increased sales volume. Ultragaz’s selling, marketing, general and administrative expenses increased by 17% due to (i) higher expenditure on studies and projects for expansion and innovation, (ii) higher expenses with systems and support for commercial initiatives, and (iii) greater spending with advertising and marketing, highlighting key aspects of the current strategy focused on consumer convenience and services. Selling, marketing, general and administrative expenses of Ultracargo fell 1% mainly due to expenses that were considered as costs as from January 2016 and partially offset by higher payroll expenses. In Extrafarma, selling, marketing, general and administrative expenses recorded a 20% rise. The increase reflects an 18% average increase in the number of stores, the effects of inflation on payroll expenses and expenses with the launch of the new brand, partially offset by actions implemented for improving retail pharmacy management standards.

Depreciation and amortization

Total costs and expenses with depreciation and amortization in 2016 were R$ 1,104 million, 10% higher than 2015 due to investments made during the course of 2016.

Income from disposal of assets

In 2016, Ultrapar recorded a net expense from the sale of assets of R$ 6 million against net revenues of R$ 27 million in 2015, mainly due to reduced land sales by Ipiranga.

Operating profit

Ultrapar recorded operating income of R$ 3,106 million in 2016, 5% up on 2015, due to higher operating profit at Ipiranga, Ultragaz and Ultracargo.

Financial result

Ultrapar’s financial result showed a net expense of R$ 843 million in 2016, R$ 139 million more than 2015, mainly due to (i) higher CDI rates in the period, (ii) higher net debt, and (iii) currency rate fluctuations in the period.

Net income

Ultrapar reported a consolidated net income for 2016 of R$ 1,571 million, 4% more than the net income recorded in 2015, due to growth in EBITDA between the periods, partially offset by higher financial expenses and higher amortization and depreciation, the result of investments executed during the period.

EBITDA

(R$ million)	2016	2015	Percent change 2016-2015

Ipiranga	3,080.5	2,768.8	11%
Oxiteno	458.9	739.8	-38%
Ultragaz	446.6	357.0	25%
Ultracargo	171.2	26.3	551%
Extrafarma	37.1	28.7	29%

Ultrapar’s consolidated EBITDA was R$ 4,217 million in 2016, a growth of 7% in relation to 2015 due to an increase in EBITDA at Ipiranga, Ultragaz, Ultracargo and Extrafarma. Ipiranga’s EBITDA in 2016 amounted to R$ 3.080 million, up 11% compared to 2015, despite lower sales volume, mainly due to (i) the strategy of constant innovation in service station services and convenience, (ii) the better sales mix and (iii) the reduction of the average fuels’ cost, made possible by imports. Oxiteno posted a 2016 EBITDA of R$ 459 million, a year-over-year decline of 38%, mainly due to (i) the variation in currency rates and in prices of certain raw materials, both moving in opposite directions in the comparison between 2016 and 2015, and (ii) the greater share of commodities in the product mix, attenuated by higher sales volume and by a 5% depreciation of the Real against the US dollar(R$ 0.16/US$). Ultragaz’s EBITDA amounted to R$ 447 million, 25% more than in 2015, the result of commercial initiatives for the capture of new customers and resellers and the strategy of differentiation and innovation. Ultracargo reported an EBITDA of R$ 171 million in 2016, a growth of R$ 145 million due to recoveries against insurance claims and greater handling movement. Excluding Santos operations and the effects of the fire, Ultracargo’s remaining port terminals recorded an EBITDA of R$ 100 million, 7% greater than 2015. Extrafarma reported an EBITDA of R$ 37 million, a year-over-year increase of 29% due to sales growth and actions taken to improve pharmaceutical retail management standards, partially attenuated by the larger number of stores yet to reach full maturity.

Main changes in the consolidated statements of income

Main changes in the consolidated statements of income for the year ended December 31, 2015 compared with the year ended December 31, 2014

(R$ million)	Year ending December 31	% of net sales and services	Year ending December 31	% of net sales and services	Percent change 2015-2014

	2015		2014

Net revenue from sales and services	75,655.3	100%	67,736.3	100%	12%
Cost of products and services sold	(68,933.7)	91%	(62,304.6)	92%	11%

Gross profit	6,721.6	9%	5,431.7	8%	24%
Selling, marketing, general and administrative expenses	(3,837.9)	5%	(3,289.0)	5%	17%
Other operating income, net	50.6	0%	106.9	0%	-53%
Income from disposal of assets	27.3	0%	37.0	0%	-26%

Operating income	2,961.5	4%	2,286.6	3%	30%
Financial results	(703.3)	1%	(445.4)	1%	58%
Income and social contribution taxes	(10.9)	0%	(16.5)	0%	-34%
Equity in earnings (losses) of affiliates	(743.3)	1%	(573.5)	1%	28%

Net income	1,513.0	2%	1,251.2	2%	21%
Net income attributable to:
Shareholders of Ultrapar	1,503.5	2%	1,241.6	2%	21%
Non-controlling shareholders of the subsidiaries	9.5	0%	9.7	0%	-1%

EBITDA	3,953.3	5%	3,157.9	5%	25%
Depreciation and amortization	1,002.6	1%	887,8	1%	13%

EBITDA – Earnings Before Interest, Taxes, Depreciation and Amortization, and EBIT – Earnings Before Interest and Taxes, are presented in accordance with CVM Instruction No. 527, issued by CVM on October 4, 2012. The calculation of EBITDA from net earnings is presented below:

R$ million	2015	2014	 (%)
			2015v2014
Net earnings	1,513	1,251	21%
(+) Income and social contribution taxes	743	573
(+) Financial expenses (income), net	703	445
(+)Depreciation and amortization	1,003	888
EBITDA	3,953	3,158	25%

The EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) presented in this document represents the net income before (i) income and social contribution taxes, (ii) net financial expense (income) and (iii) depreciation and amortization, presented in accordance with ICVM 527/12. The purpose of including EBITDA information is to provide a measure used by the management for internal assessment of our operating results, besides being a directly or indirectly related measure to a portion of our employee profit sharing plan. It is also a financial indicator widely used by investors and analysts to measure our ability to generate cash from operations and our operating performance. We also calculate EBITDA in connection with covenants related to some of our financing, as described in note 14 to the financial statements. We believe EBITDA allows a better understanding not only of our financial performance but also of our capacity of meeting the payment of interest and principal from our debt and of obtaining resources for our investments and working capital. Our definition of EBITDA may differ from, and, therefore, may not be comparable with similarly titled measures used by other companies, thereby limiting its usefulness as a comparative measure. Because EBITDA excludes net financial expense (income), income tax and social contribution, depreciation and amortization, it provides an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or changes in income tax and social contribution, depreciation and amortization. EBITDA is not a measure of financial performance under accounting practices adopted in Brazil or IFRS. EBITDA should not be considered in isolation, or as a substitute for net income, as a measure of operating performance, as a substitute for cash flows from operations or as a measure of liquidity. EBITDA has material limitations that impair its value as a measure of a company’s overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expenses and income taxes and depreciation and amortization.

   Overview on sales volume

	2015	2014	Percent change 2015-2014

Ipiranga (000 m3)	25,725	25,614	0%
Oxiteno (000 tons)	725	780	-7%
Ultragaz (000 tons)	1,697	1,711	-1%
Ultracargo (000 m3)	655	715	-8%
Extrafarma (number of stores)	254	223	14%

At Ipiranga, the volume sold in 2015 slightly increased by 0.4% over 2014. In 2015, sales volume of gasoline, ethanol and natural gas for vehicles (Otto cycle) increased by 2% compared to 2014, as a result of an estimated 3% growth of the light vehicles fleet and investments made in new service stations and conversion of unbranded service stations, partially offset by the effects of higher unemployment rates over the year and the consequent impact on household consumption. The total volume of diesel decreased by 2% due to the weak performance of the economy. At Oxiteno, specialty chemicals sales had an 8% decrease compared to the previous year, mainly due to the effects of the Brazilian economy slowdown, resulting in a 7% decrease in total volume compared to 2014. Ultragaz’s sales volume had a 1% decrease compared to 2014, mainly due to the economy slowdown in bulk segment, partially offset by the capture of new customers in the residential and small and medium-sized companies segments and condominiums and the 1% growth in bottled segment. Ultracargo’s average storage had an 8% reduction over 2014, mainly as a result of the partial stoppage of the Santos terminal due to the fire occurred in the beginning of April, partially offset by the increased demand of fuels in Suape and Aratu. Extrafarma ended the year with 14% growth over 2014 in the average number of stores, compared to a growth of 8% ABRAFARMA, gaining two positions when compared to December 2014 in the ABRAFARMA ranking, ending the year in 6th position.

Net revenue from sales and services

(R$ million)	2015	2014	Percent change 2015-2014
Ipiranga	65,349.8	58,830.1	11%
Oxiteno	4,082.5	3,413.6	20%
Ultragaz	4,621.2	4,091.3	13%
Ultracargo	315.5	346.5	-9%
Extrafarma¹	1,336.3	1,101.3	21%

    ¹ For the months from February to December 2014.

Ultrapar's net revenue from sales and services amounted to R$ 75,655 million in 2015, a 12% growth over 2014. In the same comparison, Ipiranga’s net sales and services increased by 11% mainly due to the rise in diesel and gasoline costs in refineries in November 2014 and September 2015, besides the increase of CIDE, PIS and Cofins taxes on gasoline and diesel as from February 2015, impacting ethanol costs. Oxiteno reported a growth of 20% in net sales and services, primarily due to the 42% weaker Real and its strategic focus on specialty chemicals, partially offset by the lower sales volume and the decrease in the prices of main raw materials. Ultragaz's net sales and services was R$ 4,621 million in 2015, 13% higher than 2014, mainly due to the increase in the cost of LPG in refineries for use in the bulk segment in December 2014, September 2015 and December 2015, and in the bottled segment in September 2015. Ultracargo’s net sales and services totaled R$ 316 million, a 9% decrease compared to 2014, mainly due to the partial stoppage of the Santos terminal as a result of the fire accident. Extrafarma's net sales and services grew by 21% due to the higher average number of stores and the 11% increase in same store sales excluding mobile phones (sales in stores with more than 12 months).

Cost of products and services sold

(R$ million)	2015	2014	Percent change 2015-2014

Ipiranga	61,236.8	55,338.9	11%
Oxiteno	2,809.8	2,624.7	7%
Ultragaz	3,884.6	3,478.5	12%
Ultracargo	151.9	141.9	7%
Extrafarma¹	900.9	752.4	20%

  ¹ For the months from February to December 2014.

The cost of products sold and services provided by Ultrapar was R$ 68,934 million in 2015, an increase of 11% compared to 2014. The cost of goods sold by Ipiranga was 11% higher than 2014, mainly due to the increases in diesel and gasoline costs by Petrobras and the increase of CIDE tax on such costs and higher sales volume. Oxiteno's cost of products sold had a 7% increase over 2014, mainly due to the 42% weaker Real, partially offset by a 22% reduction in unit variable costs in dollar and a decrease in sales volume. Ultragaz’s cost of goods sold was 12% higher compared to 2014, due to the increase in the cost of LPG for use in the bottled and bulk segments by Petrobras and the effects of inflation on personnel expenses. The cost of the services provided by Ultracargo increased by 7% compared to 2014, due to the effects of inflation, mainly on personnel expenses. The cost of products sold by Extrafarma increased by 20%, due to increased sales volume and the annual adjustment in the prices of medicines, set by the Chamber for the Regulation of the Medical Pharmaceuticals Market (CMED).

Gross profit

Ultrapar reported a gross profit of R$ 6,722 million in 2015, a growth of 24% compared to 2014, due to the increase in gross profits in all business units, except Ultracargo, which reported a decrease due to the fire occurred in Santos.

Selling, marketing, general and administrative expenses

(R$ million)	2015	2014	Percent change 2015-2014

Ipiranga	2,087.2	1,871.1	12%
Oxiteno	690.8	522.7	32%
Ultragaz	525.4	444.2	18%
Ultracargo	100.6	94.1	7%
Extrafarma¹	427.5	332.5	29%

¹ For the months from February to December 2014.

Ultrapar's selling, marketing, general and administrative expenses amounted to R$ 3,838 million in 2015, a 17% growth compared to 2014, due to the effects of inflation on expenses and particular effects on each business. Ipiranga's selling, marketing, general and administrative expenses increased by 12% compared to 2014 due to (i) the expansion of the distribution network, (ii) higher freight expenses mainly due to the rise in diesel costs and (iii) higher expenses with variable compensation, in line with the earnings progression. Oxiteno's selling, marketing, general and administrative expenses increased by 32% compared to 2014 due to (i) higher expenses with variable compensation, in line with the earnings progression, (ii) the effects of the weaker Real on expenses with logistics and international units, and (iii) the effects of inflation. Ultragaz's selling, marketing, general and administrative expenses increased by 18% compared to 2014 mainly due to (i) higher expenses with variable compensation, in line with the earnings progression, (ii) the effects of inflation on expenses, and (iii) higher expenses with advertising and marketing in the relaunch campaign of the Ultragaz brand, highlighting the attributes of its current strategy focused on convenience and services for consumers. Ultracargo's selling, marketing, general and administrative expenses increased by 7%, excluding expenses related to the fire highlighted below under “Other operating results”. Extrafarma's selling, general, administrative and commercial expenses increased by 29% due to (i) the 14% increase in the average number of stores, (ii) the inclusion of expenses for the structuring for a more accelerated growth during 2014, (iii) the beginning of the operation of the new distribution center of Ceará at the end of 2014, and (iv) due to the effects of inflation on expenses, partially offset by lower integration expenses.

Depreciation and amortization

Total costs and expenses with depreciation and amortization in 2015 was R$ 1,003 million, R$ 115 million or 13% higher compared to 2014, due to the investments made over the period.

Income from disposal of assets

Ultrapar recorded in 2015 a net revenue from the sale of assets of R$ 27 million, R$ 10 million less than the revenue recorded in 2014.

Operating profit

Ultrapar reported an operating profit of R$ 2,962 million in 2015, a growth of 30% compared to 2014, due to the higher operating income obtained in Ipiranga, Oxiteno and Ultragaz.

Financial result

Ultrapar’s financial results reported net expenses of R$ 703 million in 2015, a R$ 258 million increase compared to 2014, mainly due to (i) higher CDI during the period, (ii) the higher net debt, in line with the growth of the company, (iii) the exchange rate fluctuations in the period and (iv) PIS/COFINS contributions on financial revenue as from July.

Net income

Ultrapar's consolidated net earnings for 2015 reached R$ 1,513 million, 21% above the net income reported in 2014, mainly due to the EBITDA growth between the periods, partially offset by the increase in financial expenses and higher expenses and costs with depreciation and amortization costs, as a result of investments made over the period.

EBITDA

(R$ million)	2015	2014	Percent change 2015-2014

Ipiranga	2,768.8	2,288.0	21%
Oxiteno	739.8	403.7	83%
Ultragaz	357.0	305.5	17%
Ultracargo	26.3	166.9	-84%
Extrafarma¹	28.7	29.8	-4%

¹ For the months from February to December 2014.

Ultrapar's consolidated EBITDA amounted to R$ 3,953 million in 2015, up 25% compared to 2014. Ipiranga reported EBITDA of R$ 2,769 million in 2015, a growth of 21% compared to 2014, primarily due to (i) the strategy of constant innovation in services and convenience in service stations, generating greater customer satisfaction and loyalty, (ii) increased sales volume in Otto cycle, and (iii) effects of import and inventory gains resulting from the economic adjustments in the Brazilian fuels market. Oxiteno reported EBITDA of R$ 740 million, an 83% increase over 2014, mainly due to the effect of a weaker Real against US dollar and its strategic focus on specialty chemicals, partially offset by lower sales volume. Ultragaz's EBITDA totaled R$ 357 million, 17% higher than 2014, mainly due to the company’s commercial initiatives, specially in capturing residential and small and medium-sized companies and condominiums, as well as the expansion of its resellers. Ultracargo’s EBITDA totaled R$ 26 million in 2015, an 84% decrease mainly due to the lower handling, due to the partial stoppage of the Santos terminal and its fire related expenses. Excluding Santos operations, other Ultracargo’s terminals reported an EBITDA of R$ 93 million, a 5% decrease mainly due to the effects of economy slowdown on handling of chemicals. Extrafarma reported EBITDA of R$ 29 million, a 4% decrease as compared to 2014, due to the initiatives for a more accelerated growth, including the beginning of the operation of the new distribution center of Ceará and the increased pace of new drugstores openings, the benefits of which shall be generated in the next years, partially offset by the increase in same store sales.

10.2 – Comments on:

a. Company’s operating results, especially:

i. Description of major components of revenues

More than 90% of consolidated net revenues of Ultrapar is generated by the fuel and LPG distribution businesses. Therefore, the main components of these revenues come from diesel, gasoline and ethanol sales by Ipiranga and from LPG sales by Ultragaz. See “Item 10.2.c. effect of inflation, changes in prices of main inputs and products, foreign exchange and interest rates on the Company’s operating results and financial results”.

ii. Factors that materially affected operating results

See “Item 10.1.h. Main changes in each item of the financial statements – Main changes in consolidated income statement”.

b. Changes in revenues attributable to changes in prices, exchange rates, inflation, changes in volumes and introduction of new products and services

See “Item 10.1.h. Main changes in each item of the financial statements – Main changes in consolidated income statement” and See “Item 10.2.c. effect of inflation, changes in prices of main inputs and products, foreign exchange and interest rates on the Company’s operating results and financial results”.

c. Effect of inflation, changes in prices of main inputs and products, foreign exchange and interest rates on the Company’s operating results and financial results, if relevant

LPG business

Between 2003 and the end of 2007, LPG prices charged to LPG distributors in Brazil have been stable, despite increases in oil and LPG prices in the international markets, which were partially offset by the appreciation of the Real compared to the U.S. dollar. However, since 2008 Petrobras has increased LPG refinery price dynamics for commercial and industrial usage sporadically. In 2017, LPG refinery prices were adjusted more frequently, as shown bellow:

	Jan/08	Apr/08	Jul/08	Jan/10	Dec/14	Sep/15	Dec/15	Dec/16
Commercial and Industrial LPG (% adjustment).............................	15%	10%	6%	6%	15%	11%	4%	12%

	Apr/17	Jul/17	Aug/17	Sep/17	Nov/17	Dec/17
Commercial and Industrial LPG (% adjustment)......................................	-4.0%	-5.2% and 8.0%	7.2%	2.3% and 7.9%	6.5%	5.3%

The LPG refinery prices for residential use remained unchanged from May 2003 to September 2015, when Petrobras increased prices by 15%. In the last years, Petrobras’ practice was not to immediately reflect volatility of international prices of oil and its derivatives in the Brazilian market. However, in June 2017, the dynamic of LPG prices supplied by the distributors was modified to reflect international price volatility and exchange rate variation, as shown bellow:

	Mar/17	Jun/17	Jul/17	Aug/17	Sep/17	Oct/17	Nov/17	Dec/17
Residential LPG (% adjustment)	9.8%	6.7%	-4.5%	6.9%	10.7% and 6.9%	12.9%	4.5%	8.9%

To smooth out the peaks and troughs in international prices, in January 2018, the pricing dynamic was adjusted. The period for verification of international prices and currency rates which dictate the percentages of price adjustment will be the average of the preceding twelve months and no longer the monthly variation and price movement will now become quarterly and not monthly.

We cannot guarantee that this trend will continue. Any sharp fluctuation in LPG prices charged to LPG distributors could have an impact on Ultragaz’s results if it is unable to maintain its operational margins or sales volume.

LPG bulk sales are correlated to economic growth. Thus, an acceleration or deceleration in Brazilian GDP growth can affect our sales volume, since the segment represented approximately 30% of the volume sold by Ultragaz. Bottled LPG is an essential good and, therefore, it has a relatively low correlation with economic performance.

Chemical and petrochemical business

The specialty chemicals volume in the Brazilian market is correlated to economic performance. Therefore, an acceleration or deceleration in the Brazilian GDP can affect our sales volume, as Oxiteno’s specialty chemicals sales in Brazil represented 55% of its total sales in 2017. In the end of 2008, Oxiteno concluded certain capacity expansions that, combined to the increase of 70 thousand tons per year in the ethoxylate unit of Camaçari in 2010 and of 90 thousand tons per year of ethylene oxide also in Camaçari in 2011, allowed an increase in sales volume, exports and, therefore, in the share of international units in volume sold. As the Brazilian market grows, Oxiteno aims at (i) increasing the volume sold in the domestic market once the logistics costs are usually lower than those of sales outside Brazil, and (ii) increasing sales volume of specialties, products of higher value added than commodities. In 2017, sales of specialty chemicals represented 82% of the total volume sold by Oxiteno, lower than the percentage of 83% sold in 2016.

In 2012, Oxiteno expanded its activities to the United States, through the acquisition of a specialty chemicals plant in Pasadena, Texas, with production capacity of 32 thousand tons per year, and to Uruguay, through the acquisition of American Chemical, a specialty chemicals Company, with production capacity of 81 thousand tons per year. In 2014, Oxiteno invested in the continuity of the expansion of the production capacity in Coatzacoalcos. In 2015, Oxiteno announced investments of US$ 148 million to build a new ethoxylation unit in its site in Texas, which is expected to be completed in the first half of 2018. The new facility will reach a production capacity of 120 thousand tons per year in its final stage. In 2017, Oxiteno invested R$ 463 million for maintenance of its units and for the new site in Texas.

Almost all of Oxiteno’s products prices and variable costs are linked to U.S. dollar. Therefore, a sharp appreciation or depreciation of the U.S. dollar could have an impact on Oxiteno’s contribution margin in the future. In 2015, Real depreciated 47% against the U.S. dollar. In 2016, the Real appreciated 17% against the U.S. dollar. In 2017 Real depreciated 15% against the U.S. dollar.

Oxiteno’s main raw material is the ethylene, which is produced from naphtha in Brazil. Generally, naphtha prices in Brazil fluctuate with oil prices. In 2015, oil prices ended at US$ 36/barrel, down 36% compared to 2014. In 2016, oil prices ended at US$ 55/barrel, up 55% compared to 2015. In 2017, oil prices ended at US$ 67/barrel, up 21% compared to 2016. A sharp variation in ethylene prices would impact Oxiteno's results if it is not able to keep operating margins. The second most important raw material for Oxiteno is the palm kernel oil, whose international prices increased from US$ 903/ton in December 2015 to US$ 1,747/ton in December 2016 and to US$ 1,367/ton in December 2017.

The increase in demand for chemical and petrochemical products in Brazil during the last years and the ongoing integration of regional and world markets have contributed to the increasing integration of the Brazilian petrochemical industry into the international marketplace. As a consequence, events affecting the petrochemical industry worldwide could have a material effect on our business and results of operations. The chemical industry performance worldwide was strongly affected by the world financial crisis in 2009, which caused the demand for chemical products to decrease in several countries. Due to the growth of the Brazilian chemicals market, Oxiteno faces tougher competition from certain foreign producers since 2009, including ethylene oxide and derivatives producers with access to natural-gas-based raw materials.

Fuel distribution business

In the recent past, the combined sales of gasoline, ethanol and natural gas (Otto cycle) in Brazil have been correlated mainly to the growth of the light vehicle fleet. According to ANFAVEA, in 2017 the light vehicle fleet continued to grow, with about 2.2 million new vehicles licensed in Brazil and estimated growth of 1.7% of the average fleet compared to 2016, reaching about 41 million light vehicles. Additionally, we believe the current ratio of inhabitants per vehicle in Brazil is still low when compared to the rate seen in countries with similar level of development. According to 2015 data released by ANFAVEA (the last available data), the penetration of light vehicles in Brazil is about 21% of total inhabitants, while in Argentina is 31% and in Mexico is 29%.

After a decrease in 2016, Otto Cycle presented a light growth in 2017, due to growing in light vehicle fleet.

Diesel sales, which in 2017 accounted for 50% of the volume sold by Ipiranga, have historically been correlated with Brazilian economic performance, particularly the agricultural and consumer goods segments. In 2017, the Brazilian diesel market, according to ANP data, showed a growth of 1% when compared to 2016, influenced by smooth recovery of the economy. The increase in fuels consumption could have a positive effect on the future volume sold by the Company and on its results.

In the last few years, Petrobras’ practice was not to immediately reflect the volatility of international prices of oil and its derivatives in the Brazilian market. Between January 2012 and September 2016, increases in prices occurred, on average, every eight months. In October 2016, a new dynamic for gasoline and diesel prices was established with the objective of, amongst other aspects, fluctuate prices according to international references on a monthly basis. Therefore, gasoline and diesel prices became directly influenced by the international prices and the Real/U.S. dollar exchange rate. The prices started to fluctuate on a daily basis from June 2017 on.

The following figures show the price volatility of fuels acquired by the distributors from the refineries:

Effects of inflation over our operational costs and expenses

Ultrapar’s operational costs and expenses are substantially in Reais, thus influenced by the general price levels in the Brazilian economy. In 2017, 2016 and 2015, the variation of IPCA (Consumer Prices Index), the index adopted by the Brazilian government to set inflation targets, was 2.95%, 6.3%, 10.7%, respectively. From December 31, 2017 to January 31, 2018, the variation of IPCA was 0.3%.

Financial result

The main macroeconomic factors that influence the financial results of Ultrapar are the foreign exchange and interest rates.

Exchange rate

Most of the transactions of the Company are located in Brazil and, therefore, the reference currency for currency risk management is the Real. Currency risk management is guided by neutrality of currency exposures and considers the transactional, accounting, and operational risks of the Company and its exposure to changes in exchange rates. The Company considers as its main currency exposures the assets and liabilities in foreign currency and the short-term flow of net sales in foreign currency of Oxiteno. Ultrapar and its subsidiaries use exchange rate hedging instruments (especially between the Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, revenues and disbursements in foreign currency and net investments in foreign operations, in order to reduce the effects of changes in exchange rates on its results and cash flows in Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, revenues and disbursements in foreign currency to which they are related. Assets and liabilities in foreign currencies are stated below, translated into Reais as of December 31, 2017, 2016 and 2015:

Assets and liabilities in foreign currency

(R$ million)	12/31/2017	12/31/2016	12/31/2015

Assets in foreign currency
Cash, cash equivalents and financial investments in foreign currency (except for hedging instrument)	236.4	423.9	147.8
Foreign trade accounts receivable, net of provision for loss	214.9	323.4	188.8
Advances to foreign suppliers, net of accounts payable from imports	930.0	600.9	611.4
	1,381.3	1,348.2	948.0

Liabilities in foreign currency
Financing in foreign currency	(4,416.2)	(4,736.3)	(2,630.3)
Accounts payable arising from imports, net of advances to foreign suppliers	(173.1)	(57.1)	(64.4)
	(4,589.3)	(4,793.4)	(2,694.7)

Foreign currency hedging instruments	1,777.6	2,206.4	2,667.2
Net asset position — Total	(1,430.4)	(1,238.8)	920.5
Net asset (liability) position – Income statement effect	(26.1)	24.8	(40.7)
Net asset (liability) position – Shareholders’ equity effect	(1,404.3)	(1,263.6)	961.2

Sensitivity analysis of assets and liabilities in foreign currency

The table below shows the effect of exchange rate changes in different scenarios, based on the net liability position of R$ 1,430.4 million in foreign currency:

(R$ million)	Risk	Scenario I	Scenario II	Scenario III
		10%	25%	50%

(1) Income effect	Real devaluation	(2.6)	(6.5)	(13.0)
(2) Equity effect		(140.4)	(351.1)	(702.2)
(1) + (2)	Net effect	(143.0)	(357.6)	(715.2)

(3) Income effect	Real valuation	2.6	6.5	13.0
(4) Equity effect		140.4	351.1	702.2
(3) + (4)	Net Effect	143.0	357.6	715.2

The shareholders’ equity effect refers to cumulative translation adjustments of changes in the exchange rate on equity of foreign subsidiaries (see Notes 2.r and 23.f - Cumulative Translation Adjustments), net investments hedge in foreign entities, cash flow hedge of firm commitments and highly probable transaction (see Note 2.c).

Interest Rate

The Company and its subsidiaries adopt conservative policies for borrowing and investing financial resources and for capital cost minimization. The financial investments of the Company and its subsidiaries are primarily held in transactions linked to the CDI, as set forth in Note 4. Borrowings primarily relate to financing from Banco do Brasil, BNDES and other development agencies, debentures and borrowings in foreign currency, as shown in Note 14. The Company attempts to maintain its financial interest assets and liabilities at floating rates.

The table below shows the financial assets and liabilities exposed to floating interest rates as of December 31, 2017, 2016 and 2015:

(R$ million)	Note	12/31/2017	12/31/2016	12/31/2015
CDI
Cash equivalents	4	4,822	3,838	2,498
Financial investments	4	1,153	1,174	802
Asset position of foreign exchange hedging instruments – CDI	31	30	28	31
Loans and debentures	14	(7,987)	(5,862)	(5,521)
Liability position of foreign exchange hedging instruments – CDI	31	(1,877)	(2,182)	(2,225)
Liability position of hedging instruments from pre-fixed interest to CDI	31	(587)	-	(28)

Net liability position in CDI		(4,447)	(3,003)	(4,444)

TJLP
Loans –TJLP	14	(302)	(404)	(421)

Net liability position in TJLP		(302)	(404)	(421)

LIBOR
Asset position of foreign exchange hedging instruments – LIBOR	31	984	1,150	1,364
Loans – LIBOR	14	(1,419)	(1,470)	(1,587)
Net liability position in LIBOR		(434)	(320)	(223)

TIIE
Loans - TIIE	14	(3)	(10)	(27)
Net liability position in TIIE		(3)	(10)	(27)
SELIC
Loans - SELIC	14	(100)	(99)	(31)
Net liability position in SELIC		(100)	(99)	(31)
Total net liability		(5,287)	(3,837)	(3,311)

Sensitivity analysis of floating interest rate risk

The table below shows the incremental expenses and income that would be recognized in financial income in 2017, due the effect of floating interest rate changes in different scenarios:

(R$ million)	Risk	Scenario I	Scenario II	Scenario III
		10%	25%	50%
Exposure of interest rate risk
Interest effect on cash equivalents and financial investments	Increase in CDI	47.3	118.1	236.3
Foreign exchange hedging instruments (assets in CDI) effect	Increase in CDI	0.2	0.5	1.0
Interest effect on debt	Increase in CDI	(67.2)	(168.0)	(336.0)
Interest rate hedging instruments (liabilities in CDI) effect	Increase in CDI	(38.6)	(94.2)	(186.7)
Incremental expenses		(58.3)	(143.6)	(285.4)

Interest effect on debt	Increase in TJLP	(2.3)	(5.6)	(11.3)
Incremental expenses		(2.3)	(5.6)	(11.3)

Foreign exchange hedging instruments (assets in LIBOR) effect	Increase in LIBOR	1.4	3.4	6.8
Interest effect on debt	Increase in LIBOR	(1.7)	(4.4)	(8.7)
Incremental expenses		(0.3)	(1.0)	(1.9)

Interest effect on debt	Increase in TIIE	(0.0)	(0.1)	(0.2)
Incremental expenses		(0.0)	(0.1)	(0.2)
Interest effect on debt	Increase in SELIC	(1.0)	(2.5)	(4.9)
Incremental expenses		(1.0)	(2.5)	(4.9)

10.3 - Comments on material effects that the events below have caused or are expected to cause on the Company’s financial statements and results:

a. Introduction or disposal of operating segment

There was no introduction or disposal of operating segment in the fiscal year 2017.

b. Establishment, acquisition or sale of ownership interest

There was no relevant establishment, acquisition or sale of ownership interest in the fiscal 2017 that have caused or are expected to cause significant effects on the Company's financial statements.

In 2016, Ultrapar signed agreements for associations and acquisitions, with prospective effects for the conclusion of each transaction, after the approval of CADE:

- On June 12, 2016, Ultrapar, by its subsidiary IPP, signed a sale and purchase agreement for the acquisition of ALESAT and its assets. The conclusion of the acquisition was subject to certain conditions precedent, usual in this type of transactions. On August 2, 2017, the Court of Appeals of CADE voted the transaction and despite all the efforts endeavored by the applicants throughout the analysis of the Concentration Act and the negotiations conducted with the Court of Appeals, the Court blocked the transaction. The contract is automatically resolved without any penalty from either party.

- On August 4, 2016, the Company through its subsidiary Ipiranga Produtos de Petróleo S.A. (“IPP”) entered into a joint venture agreement with Chevron Brasil Lubrificantes Ltda. (“Chevron”) to create a new company in the lubricants market. Under this agreement, the JV is formed by Ipiranga’s and Chevron’s lubricants operations in Brazil. Ipiranga and Chevron hold 56% and 44%, respectively, of the new company’s capital. On February 9, 2017, this transaction was approved without restrictions through an opinion issued by the General Superintendence (“SG”) of the Brazilian Antitrust Authority (“CADE”). On March 2, 2017, CADE issued a certificate approving the decision published on February 10, 2017. On August 1, 2017, IPP segregated the lubricants business to the subsidiary Ipiranga Lubrificantes S.A. (“IpiLubs”) and the operating contracts were signed. On December 1, 2017, the joint venture was concluded, through the contribution of IpiLubs to Chevron Brasil Lubrificantes S.A. (“CBLSA”) and consequently IPP obtains direct control of CBLSA.

- On November 17, 2016, Ultrapar, by its subsidiary Companhia Ultragaz S.A, signed a sale and purchase agreement for the acquisition of Liquigás. The conclusion of the acquisition was subjected to certain conditions precedent, usual in this type of transactions, and mainly the Antitrust Authority’s approval. On February 28, 2018, the Court of Appeals of CADE voted the transaction and despite all the efforts endeavored by the applicants throughout the analysis of the Concentration Act and the negotiations conducted with the Court of Appeals, the Court blocked the transaction.

c. Unusual events or transactions

Not applicable.

10.4 - Comments on:

a. Significant changes in accounting practices

  All the financial information contained in Item 10 is presented the same accounting practices (IFRS).

2017:

There were no significant changes in accounting practices in the fiscal year 2017.

2016:

There were no significant changes in accounting practices in the fiscal year 2016.

2015:

There were no significant changes in accounting practices in the fiscal year 2015.

b. Significant effects of changes in accounting practices

Not applicable for fiscal year 2017, 2016 and 2015.

c. Exceptions and emphasis present in the auditor’s opinion

None.

10.5 - Comments on the Company’s critical accounting policies

The presentation of our financial condition and results of operations requires our management to make judgments regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities and may affect the reported amount of them as well as our revenues and expenses. The financial statements include, among others, estimates mainly related to (i) determining the fair value of financial instruments (Notes 4, 14 and 31), (ii) the determination of the allowance for doubtful accounts (Notes 5 and 31), (iii) the determination of provisions for losses of inventories (Note 6), (iv) the determination of deferred income taxes amounts (Note 9), (v) useful life of property, plant and equipment (Note 12), (vi) the useful life of intangible assets and the determination of the recoverable amount of goodwill (Note 13), (vii) provisions for assets retirement obligations (Note 19), (viii) provisions for tax, civil and labor liabilities (Note 20), (ix) estimates for the preparation of actuarial reports (Note 18), (x) the fair value determination of the subscription warrants – indemnification (Note 3.a and 31) and (xi) the determination of exchange rate used to translation of Oxiteno Andina financial statements (Note 2.r).

The effective results and information of transactions may differ from these estimates when they materialize. Actual results may differ from those estimated under different variables, assumptions or conditions, even though our management believes that its accounting estimates are reasonable. The following paragraphs review the critical accounting estimates that management considers most important for understanding our financial condition, results of operations and cash flows. An accounting estimate is considered a critical accounting estimate if it meets the following criteria:

•          The accounting estimate requires management to make assumptions about matters that were highly uncertain at the time the accounting estimate was made; and

•          Different estimates that management reasonably could have used for the accounting estimate in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on our financial condition, results of operations or cash flows.

We have identified the following accounting policies as critical:

Allowance for doubtful accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the subsequent inability of our customers to make required payments. The allowance for doubtful accounts is recorded in an amount we consider sufficient to cover any probable losses on realization of our accounts receivable from our customers, as well as other receivables, and is included as selling expenses; no adjustment is made to net sales and services revenue. In order to establish the allowance for doubtful accounts, our management constantly evaluates the amount and characteristics of our accounts receivable. When significant delays occur and the likelihood of receiving these payments decreases, a provision is made. In case receivables in arrears are guaranteed or there are reasonable grounds to believe they will be paid, no provision is made. If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would be required in future periods. However, because we cannot predict with certainty the future financial stability of our customers, we cannot guarantee that our reserves will continue to be adequate. Actual credit losses may be greater than the allowance we have established, which could have a significant impact on our selling expenses (see Notes 5 and 31).

Provisions for inventory losses

If net realizable values are below inventory costs, a provision corresponding to this difference is recognized. Provisions are also made for obsolescence of products, materials or supplies that (i) do not meet Ultrapar and its subsidiaries’ specifications, (ii) have exceeded their expiration date or (iii) are considered slow-moving inventory. This classification is made by management with the support of its industrial team. For further information on Ultrapar’s provisions for inventory losses, see Note 6.

Income tax and social contribution

Current and deferred income tax (IRPJ) and social contribution tax on net income (CSLL) are calculated based on their effective rates, considering the value of tax incentives. Taxes are recognized based on the rates of IRPJ and CSLL provided for by the legislation in force on the last day of the financial statements. The current rates in Brazil are 25% for income tax and 9% for social contribution tax on net income. For further details about recognition and realization of IRPJ and CSLL, see Note 9.

Provision for civil and labor tax risks

A provision for tax, civil and labor risks is recognized for quantifiable risks, when the chance of loss is more-likely-than-not in the opinion of management and internal and external legal counsel, and the amounts are recognized based on the evaluation of the outcomes of the legal proceedings (see Note 20).

Property, plant and equipment

Property, plant and equipment is recognized at acquisition or construction cost, including financial charges incurred on property, plant and equipment under construction, as well as maintenance costs resulting from scheduled plant outages and estimated costs to remove, to decommission or to restore assets (see Notes 2.m and 19).

Depreciation is calculated using the straight-line method, for the periods mentioned in Note 12, taking into account the useful life of the assets, which are reviewed annually. Leasehold improvements are depreciated over the shorter of the lease contract term and useful life of the property.

Intangible assets

Intangible assets include assets acquired by the Company and its subsidiaries from third parties, according to the criteria below (see Note 13):

•          Goodwill is carried net of accumulated amortization as of December 31, 2008, when it ceased to be amortized. Goodwill generated since January 1, 2009 is shown as intangible assets corresponding to the positive difference between the amount paid or payable to the seller and the fair value of the identified assets and liabilities assumed of the acquired entity, and is tested annually for impairment. Goodwill is allocated to the business segments, which represent the lowest level that goodwill is monitored by the Company for impairment testing purposes.

•          Bonus disbursements as provided in Ipiranga’s agreements with reseller service stations and major consumers are recognized as distribution rights when paid and amortized using the straight-line method according to the term of the agreement.

•          Other intangible assets acquired from third parties, such as software, technology, and commercial property rights, are measured at the total acquisition cost and amortized using straight-line method, over the periods mentioned in Note 13, taking into account their useful life, which is reviewed annually.

The Company and its subsidiaries have not recognized intangible assets that were generated internally. The Company and its subsidiaries have goodwill and brands acquired in business combinations, which are evaluated as intangible assets with indefinite useful life (see Note 13 items i and vi).

Impairment of Assets

The Company and its subsidiaries review, at least annually, the existence of any indication that an asset may be impaired. If there is an indication, the Company and its subsidiaries estimate the recoverable amount of the asset. Assets that cannot be evaluated individually are grouped in the smallest group of assets that generate cash flow from continuous use and that are largely independent of cash flows of other assets (cash generating units -“CGU”). The recoverable amount of assets or CGUs corresponds to the greater of their fair value net of applicable direct selling costs and their value in use.

The fair value less costs of disposal is determined by the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date, net of costs of removing the asset, and direct incremental costs to bring an asset into condition for its sale, legal costs, and taxes.

To assess the value in use, the Company and its subsidiaries consider the projections of future cash flows, trends, and outlooks, as well as the effects of obsolescence, demand, competition, and other economic factors. Such cash flows are discounted to their present values using the discount rate before tax that reflects market conditions for the period of impairment testing and the specific risks of the asset or CGU being evaluated. In cases where the expected discounted future cash flows are less than their carrying amount, an impairment loss is recognized for the amount by which the carrying value exceeds the fair value of these assets. Losses for impairment of assets are recognized in profit or loss. In case goodwill has been allocated to a CGU, the recognized losses are first allocated to reduce the corresponding goodwill. If the goodwill is not enough to absorb such losses, the surplus is allocated to the assets on a pro-rata basis. An impairment of goodwill cannot be reversed. For other assets, impairment losses may be reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if the impairment had not been recognized.

In 2017, Ultrapar and its subsidiaries did not register reduction in the recoverable amount (See Note 13 item i).

Provisions for assets retirement obligations

The Company and its subsidiaries have the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded service stations after a certain period. The estimated cost of the obligation to remove these fuel tanks is recognized as a liability when the tanks are installed. The estimated cost is recognized in property, plant, and equipment and depreciated over the respective useful lives of the tanks. The amounts recognized as a liability are monetarily restated using the National Consumer Price Index - IPCA until the respective tank is removed (see Note 19). An increase in the estimated cost of the obligation to remove the tanks could result in negative impact in future results. The estimated removal cost is reviewed and updated annually or when there is significant change in its amount and change in the estimated costs are recognized in income when they become known.

Fair value of financial instruments

Our financial instruments are classified in accordance with the following categories:

•          Measured at fair value through profit or loss: financial assets held for trading, that is, acquired or incurred principally for the purpose of selling or repurchasing in the near term, and derivatives. The balances are stated at fair value. The interest earned, the exchange variation, and changes in fair value are recognized in profit or loss.

•          Held to maturity: non-derivative financial assets with fixed or determinable payments, and fixed maturities for which the entity has the positive intention and ability to hold to maturity. The interest earned and the foreign currency exchange variation are recognized in profit or loss, and balances are stated at acquisition cost plus the interest earned, using the effective interest rate method.

•          Available for sale: non-derivative financial assets that are designated as available for sale or that are not classified into other categories at initial recognition. The balances are stated at fair value, and the interest earned and the foreign currency exchange variation are recognized in profit or loss. Differences between fair value and acquisition cost plus the interest earned are recognized in other comprehensive income in the “Valuation adjustments”. Accumulated gains and losses recognized in shareholders’ equity are reclassified to profit or loss in case of prepayment.

•          Loans and receivables: non-derivative financial assets with fixed or determinable payments or receipts, not quoted in an active market, except: (i) those which the entity intends to sell immediately or in the near term and which the entity classified as measured at fair value through profit or loss; (ii) those classified as available for sale; or (iii) those for which the Company may not recover substantially all of its initial investment for reasons other than credit deterioration. The interest earned and the foreign currency exchange variation are recognized in profit or loss. The balances are stated at acquisition cost plus interest, using the effective interest rate method.

The Company and its subsidiaries use financial instruments for hedging purposes, applying the concepts described below:

•          Hedge accounting - fair value hedge: financial instruments used to hedge exposure to changes in the fair value of an item, attributable to a particular risk, which can affect the entity’s profit or loss. In the initial designation of the fair value hedge, the relationship between the hedging instrument and the hedged item is documented, including the objectives of risk management, the strategy in conducting the transaction, and the methods to be used to evaluate its effectiveness. Once the fair value hedge has been qualified as effective, the hedge item is also measured at fair value. Gains and losses from hedge instruments and hedge items are recognized in profit or loss. The hedge accounting must be discontinued when the hedge becomes ineffective.

•          Hedge accounting - cash flow hedge: financial instruments used to hedge the exposure to variability in cash flows that is attributable to a risk associated with an asset or liability or highly probable transaction or firm commitment that may affect the income statements. The portion of the gain or loss on the hedging instrument that is determined to be effective relating to the effects of exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as “Valuation adjustments” while the ineffective portion is recognized in profit or loss. Gains or losses on the hedging instrument relating to the effective portion of this hedge that had been recognized directly in accumulated other comprehensive income shall be recognized in profit or loss in the period in which the hedged item is recognized in profit or loss or as initial cost of non- financial assets, in the same line of the statement that the hedged item is recognized. The hedge accounting shall be discontinued when (i) the Company cancels the hedging relationship; (ii) the hedging instrument expires; and (iii) the hedging instrument no longer qualifies for hedge accounting. When hedge accounting is discontinued, gains and losses recognized in other comprehensive income in equity are reclassified to profit or loss in the period which the hedged item is recognized in profit or loss. If the transaction hedged is canceled or is not expected to occur, the cumulative gains and losses in other comprehensive income in equity shall be recognized immediately in profit or loss.

•          Hedge accounting - hedge of net investments in foreign operation: financial instruments used to hedge exposure on net investments in foreign subsidiaries due to the fact that the local functional currency is different from the functional currency of the Company. The portion of the gain or loss on the hedging instrument that is determined to be effective, referring to the exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as cumulative translation adjustments, while the ineffective portion and the operating costs are recognized in profit or loss. The gain or loss on the hedging instrument that has been recognized directly in accumulated other comprehensive income shall be recognized in income upon disposal of the foreign operation.

In order to estimate fair values, we consider several variables, such as interest rates, discount rates, foreign exchange rates and future cash flows. Our most important sources of information concerning these variables are the market projections of future exchange and interest rates provided by the B3 and BBA – British Bankers Association. We believe B3 and BBA – British Bankers Association to be the most adequate and reliable sources of information available for our calculations. However, given the volatility inherent in financial markets, estimates concerning the variables used to calculate fair values are subject to constant change. As a consequence, our judgment related to, among other issues, the behavior of these variables, the selection of sources of information and the timing of calculation, directly affects the fair values of our financial instruments and the amount of gains or losses recorded in the income statement. Additional information regarding fair value of financial instruments is available in Notes 4, 14 and 31.

Employee Benefits and Private Pension Plan

Ultrapar and its subsidiaries offer their employees a defined contribution pension plan, managed by Ultraprev — Associação de Previdência Complementar. Under the terms of the plan, every year each participating employee chooses his or her basic contribution to the plan. Each sponsoring Company provides a matching contribution in an amount equivalent to each basic contribution, up to a limit of 11% of the employee’s reference salary, according to the rules of the plan. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.5% and 1.0% of their respective accumulated fund in Ultraprev or (ii) a fixed monthly amount which will exhaust their respective accumulated fund over a period of 5 to 25 years. The sponsoring Company and its subsidiaries do not guarantee the amounts or the duration of the benefits received by each employee that retires.

Ultrapar and its subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Government Severance Indemnity Fund (“FGTS”), and health, dental care and life insurance plan for eligible retirees. The amounts related to such benefits were determined based on a valuation conducted by an independent actuary on December 31, 2017 and are recorded in the financial statements in accordance with Resolution CVM 695/2012.

Significant actuarial assumptions adopted include:

Economic factors	12/31/2017
% p.a.
Discount rate for the actuarial obligation at present value	9.51
Average projected salary growth rate	8.38
Inflation rate (long term)	4.50
Growth rate of medical services	8.68

Demographic factors

  Mortality Table for the other benefits – AT 2000 Basic decreased by 10%
  Mortality Table for the other benefits – AT 2000 Basic decreased by 10%
  Disabled Mortality Table - RRB 1983
  Disability Table - RRB 1944 modified

Fair value of the Subscription Warrants – indemnification

Indemnification subscription warrants’ fair value is measured based on the share price of Ultrapar (UGPA3) as of the date of the financial statements and is reduced by the dividend yield until 2020, since the exercise is possible only from 2020, and they are not entitled to dividends until that date. The quantity of shares of the subscription warrants – indemnification is also adjusted according to the variation of the amounts of provisions and of tax, civil and labor risks contingent liabilities, relative to the period before January 31, 2014. For more information about Extrafarma’s acquisition, see Note 22.

Exchange Rate used in the translation of financial statements – Oxiteno Andina

Venezuela is considered a hyperinflationary country. Consequently, Oxiteno Andina financial data is being monetarily restated according to Venezuela’s Consumer Price Index.

On May 19, 2017, the Venezuelan Central Bank issued Currency Agreement 38 which changed the Venezuelan currency market, regulating the legally recognized types of exchange rates:

a) DIPRO - Tipo de Cambio Protegido (Exchange Protected): Bolivar (“VEF”) is traded at an exchange rate of 9.975 VEF/US$ for purchase and 10.00 VEF/US$ for sale. This rate is applied to importation of essential goods (medicines and food) and raw materials and inputs related to the production of these sectors, which transactions are channeled through CENCOEX - Centro Nacional de Comercio Exterior en Venezuela;

b) DICOM - Tipo de Cambio Complementario Flotante de Mercado Supplemental (Floating Market Exchange): Bolivar was traded at the variable exchange rate of 3,345.00 VEF/US$ for sale and 3,336.64 VEF/US$ for purchase in the last auction of 2017. This rate is applied to all unforeseen currency settlement transactions not expressly set forth in the Foreign Exchange Regulation, which transactions are processed through alternative currency markets.

In the light of the economic and political scenario in Venezuela, the Company’s management uses the DICOM exchange rate for conversion purposes

Changes in Venezuela’s exchange rate, economic and political situation, may impact our results.

For more information, see Explanatory Notes 2.r of the financial statements.

10.6. – Issuer’s off-balance sheet items

a. Assets and liabilities held by the issuer, whether directly or indirectly, off-balance sheet:

i. Operating leases, assets and liabilities

See “Item 10.6.b. Other off-balance sheet arrangements”.

ii. Receivables portfolios over which the entity has risks and liabilities, indicating respective liabilities

Not applicable.

iii. Future purchase and sale of products or services contracts

See “Item 10.6.b. Other off-balance sheet arrangements”.

iv. Unfinished construction contracts

Not applicable

v. Other future financing agreements

Not applicable.

b. Other off-balance sheet arrangements

The following table shows our main off-balance sheet arrangements on December 31, 2017:

Contractual Obligations (off-balance sheet)	Total	Payment due by period
(R$ million)			between 1 and 3 years	between 3 and 5 years	More than 5 years
		Up to 1 year

Estimated planned funding of pension and other post-retirement benefit obligations (1)	669.5	24.2	51.7	56.5	537.1
Purchase obligations – raw material (2)	1,724.9	399.3	798.6	463.2	63.8
Purchase obligations – utilities (3)	28.4	21.4	7.1	0.0	0.0
Minimum movement obligations – cargo (4)	91.5	11.0	21.9	21.9	36.7
Operating lease (5)	876.4	145.3	207.4	207.4	316.3
	3,390.8	601.1	1,086.7	748.9	954.0

(1) The estimated payment amount was calculated based on a 5.0% inflation assumption.

(2) Subsidiary Oxiteno Nordeste has a supply agreement with Braskem S.A. which establishes a minimum annually consumption level of ethylene, and conditions for the supply of ethylene until 2021. The minimum purchase commitment clause provided for a minimum annual consumption of 205 thousand tons in 2017. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine based on the current ethylene price for the quantity not purchased. According to contractual conditions and tolerances, there are no material issues regarding the minimum purchase commitment. Subsidiary Oxiteno S.A. has a supply agreement with Braskem S.A., valid until 2023, which establishes and regulates the conditions for supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 22,050 tons of ethylene semiannually. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine based on the current ethylene price for the quantity not purchased. According to contractual conditions and tolerances, there are no material issues regarding the minimum purchase commitment. (See Note 32.a).

(3) The purchase obligation relates to long-term contracts under which Oxiteno is required to purchase a minimum amount of energy annually.

 (4) Tequimar has agreements with CODEBA — Companhia Docas do Estado da Bahia and Complexo Industrial Portuário Governador Eraldo Gueiros - in connection with its ports facilities in Aratu and Suape, respectively. Such agreements establish a minimum cargo movement of products (i) In Aratu, 397,000 tons per year until 2031, and of 900,000 tons per year until 2022; e (ii) In Suape, 250,000 tons per year until 2027 and 400,000 tons per year until 2029. If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement based on the port tariff rates on the date established for payment. As of December 31, 2017, these rates per ton were R$ 6.99 for Aratu and R$ 2.90 for Suape. (See Note 32.a).

(5) The subsidiaries IPP, Extrafarma, and Cia. Ultragaz have operating lease contracts related to land and building of service stations, drugstores, and stores, respectively. Subsidiaries Cia. Ultragaz, Bahiana, Utingás Armazenadora S.A., Tequimar, Serma, and Oxiteno S.A. have operating lease contracts for the use of IT equipment. Subsidiaries Cia. Ultragaz and Bahiana have operating lease contracts related to vehicles in their fleet.

Additionally, some subsidiaries issued collateral to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing). If a subsidiary is required to make any payment under these collaterals, this subsidiary may recover the amount paid directly from its customers through commercial collection. As of December 31, 2017, Ultrapar and its subsidiaries did not have losses in connection with these collaterals. (See Note 14.k).

Vendor
2017
Term	Less than 212 days
Maximum amount of future payments related to these guarantees	R$ 8.2 million

10.7 - Off-balance sheet items

a. How such items change or may change revenues, expenses, operating income, financial expenses or other items of the issuer’s financial statements

Contractual obligation included in “Item 10.6.b. Other off-balance sheet arrangements” would have the following effects on the Company’s net sales and services, costs, expenses, operating income and financial income (expenses), throughout the period of the contract:

(R$ million)	Estimated planned funding of pension and other post-retirement benefit obligations	Purchase obligations – raw materials	Purchase obligations – utilities	Minimum movement obligations – cargo	Operating lease
Net sales and services	-	-	-	-	-
Cost of sales and services	(74.7)	(1,724.9)	(28.4)	(91.5)	-

Gross profit	(74.7)	(1,724.9)	(28.4)	(91.5)	-

Operating expenses
Selling expenses	(166.1)	-	-	-	(577.6)
General and administrative expenses	(428.6)	-	-	-	(51.2)
Income from sale of assets	-	-	-	-	-
Other operating income, net	-	-	-	-	(247.6)
Operating income	(669.4)	(1,724.9)	(28.4)	(91.5)	(876.4)
Financial results	-	-	-	-	-
Financial expenses	-	-	-	-	-

b. Nature and purpose of the transaction

See “Item 10.6.b. Other off-balance sheet arrangements”.

c. Nature and amount of obligations assumed by and rights conferred upon the issue due to the transaction

See “Item 10.6.b. Other off-balance sheet arrangements”.

10.8. - Discussion on the main elements of the issuer’s business plan:

a. Investments

i. Quantitative and qualitative description of the investments in progress and the estimated investments

Ultrapar’s 2017 investments net of divestments and repayments were R$ 2.3 billion. Ipiranga invested R$ 1,336 million, with nearly 50% in the expansion of its network (branding unbranded stations, opening new stations, and new customers) and am/pm and Jet Oil franchises, and the remaining 50% in logistics bases, contracts renewals and maintenance. Out of Ipiranga’s total investments, R$ 1,060 million concern fixed assets and additions to intangible assets, and R$ 277 million concern financing to customers net of repayments. Oxiteno invested a total of R$ 463 million in 2017, mostly in maintenance of its production units and the construction of the new US plant.Ultragaz invested R$ 215 million mainly in the bulk segment, in bottles replacement and acquisition, and bottling bases maintenance. Ultracargo invested R$ 86 million in 2017, mainly in terminal security systems modernization and infrastructure maintenance at existing terminals. Extrafarma invested R$ 170 million in 2017, mainly in the opening of new stores, information technology systems and remodeling of existing stores.

Ultrapar’s 2018 organic investment plan totals R$ 2,676 million, demonstrating the continued presence of good opportunities for organic growth and productivity gains, as well as for modernizing existing operations. The amount does not include potential acquisitions or investments related to Liquigás, a deal announced on November 17, 2016 which was blocked by CADE in February 2018.

At Ipiranga, the approved limit is R$ 1,545 million, of which approximately 50% are intended to increase the pace of expansion of the resellers network by adding fueling stations and am/pm and Jet Oil franchises, in addition to new customers in the corporate segment. The other 50% aim at expanding the logistics infrastructure as a means to support growth and increase productivity, and for activities maintenance and modernization, particularly contracts renewals and information technology in support of innovation and efficiency projects.

The R$ 343 million investment approved for Oxiteno will be deployed mainly to production units’ modernization and maintenance, for the purposes of improved productivity; to information systems; and includes US$ 34 million intended to complete the new ethoxylation unit in Pasadena, Texas (USA), which we plan to complete in the first half of 2-018. The new unit’s production capacity will be 120 thousand tons per year.

At Ultragaz, the approved amount of R$ 284 million covers R$ 190 million investments in operations maintenance and modernization; technology, with a focus on new systems in support of operations growth and quality; and R$ 94 million allocated to expanding the resellers chain and bulk customers portfolio.

Ultracargo is expected to invest R$ 115 million in the Itaqui and Suape terminals, which completions are expected in 2019 and 2020, respectively; and in continued terminal safety and infrastructure improvements, for a total approved amount of R$ 247 million.

At Extrafarma, we plan to invest R$ 232 million particularly in new stores and the associated logistics infrastructure. These will concentrate in the North and Northeast and in São Paulo state, and in information technology. An extrapolation of the recently observed pace of stores opening (36 in 4Q17) for the following years gives the possibility to Extrafarma’s network reach one thousand stores in 5 years.

The plan also covers continued modernization of the information systems at every business to enable increasingly better customer service, improve logistics efficiency, develop new forms of selling, and expanding our relationships with resellers and partners.

ii. Sources of financing investments

For further details on the sources of financing investments, see “Item 10.1.d. Sources for financing working capital and investments in non-current assets” e “Item 10.1.e. Sources for financing working capital and investments in non-current assets to be used to in case of deficiencies in liquidity”.

iii. Relevant disposals in process and forecasted disposals

There are no significant divestitures in progress or planned.

b. Disclosed acquisitions of plants, equipment, patents or other assets that may materially affect the issuer’s production capacity

There is no disclosed acquisitions of plants, equipment, patents or other assets that may materially affect the issuer's production capacity.

c. New products and services

Oxiteno carries on a wide range of research and development activities, principally related to the application of specialty chemicals and improvements in production processes. Oxiteno’s research and development expenditures in 2017, 2016 and 2015 were R$ 53 million, R$ 50 million and R$ 41 million, respectively. In 2004, Oxiteno founded its own “Science and Technology Council”, with six of the world’s major specialists in surfactants as members. These specialists, with experience in the surfactants industry or in the academic environment in the US, Europe and Latin America, follow the trends and opportunities in the sector. Since 2004, the council, currently composed of five specialists, has met once a year in São Paulo to analyze Oxiteno’s research and development project portfolio, as well as the management methodology applied. Their recommendations enable Oxiteno to improve its research and development activities’ efficiency, as well as to broaden the reach of its partnerships with international entities. In addition, Oxiteno has created specific scientific councils with specialists of its main segments.

Oxiteno’s investments in research and development have resulted in the introduction of 59 new applications for its products during the last three years. Oxiteno will continue to invest in research and development focused on developing new product applications to meet clients’ needs.

Ipiranga constantly develops specific initiatives for each segment in which it operates, such as the offering of supply and technical support at large clients’ facilities.

In the urban service stations segment, the wide range of non-fuel products and services and the constant pursue of excellence have been contributing significantly to the increase in the number of consumers and the client-loyalty for its service stations. Additionally, the offer of convenience and services at the service stations aims at greater satisfaction to the customers, and therefore more value added. In addition to fueling its vehicles the consumer can also shop at am/pm convenience stores, that has more than 600 bakeries, and at Ipirangashop.com and enjoy other services provided in many service stations of Ipiranga’s network.

In another pioneer initiative, Ipiranga launched in 2009 the program “Km de Vantagens”, a loyalty program in the fuel industry that grants rewards and benefits to customers and resellers that has strengthened as an important platform for customer relationship and for other initiatives of Ipiranga, currently with more than 26 million participants.

Ipiranga’s Posto Ecoeficiente project (Eco-Efficient service station) is one of the differentiation initiatives that reflect Ultrapar’s innovation philosophy. It aggregates, in a single project, innovative solutions and sustainable technologies, in harmony with the profitability of the service station for the reseller. The Posto Ecoeficiente project involves solutions in the construction and operation of service stations that result in better use of resources, such as water and electricity, and reduction of wastage and residues. The Postos Ecoeficientes reached, in 2017, 1,240 service stations in Brazil.

In 2012, among the initiatives of Ipiranga, we highlight the strengthening of Posto Virtual and the creation of ConectCar. ConectCar started its operations in 2013 and reached, in 2017, reached over 970 thousand active tags, and is now available in almost all toll roads in Brazil. The chip installed on the vehicle windshield will allow the automatic opening of toll gates at lower costs, through a prepaid system and free tuition. Additionally, it can be used for fuels purchase. The client may buy the chip at Ipiranga’s service stations, using the points of the loyalty program Km de Vantagens. In 2015, ConectCar announced a new strategic partner, Redecard, which acquired 50% of Odebrecht Transport interest. This new partner provides ConectCar the opportunity to expand its services to new markets, continuing with its purpose of providing the customers with mobility, convenience, flexibility and, above all, differentiated benefits.

In 2014, the novelty was the “Beer Cave”, a new beverage shopping experience for customers in am/pm stores. It is a cold room with a wide variety of labels of domestic and imported beers. Approximately 491 am/pm shops throughout Brazil implemented the novelty in 2017.

Also in 2014, Ipiranga launched an integrated supply solution, concentrating logistics and distribution for am/pm stores in one single structure: am/pm supplies. This initiative aims to facilitate am/pm operations, improve the competitiveness of franchisees and ensure a higher quality product assortment, improving the quality of the service and adding more value to customers and franchisees.

In 2016, am/pm supplies operated 4 distribution centers, located in the states of Rio de Janeiro, São Paulo, Paraná e Rio Grande do Sul, that supplied the stores with the main categories, except tobacco and ice cream. Also in 2015, Ipiranga new configurations of the am/pm store concept, which increases the offer of convenience in urban service stations by offering fresh products – fruits, vegetables, meats – and a broader range of fast foods. Ipiranga also launched, in the state of São Paulo, the “am/pm Station”, a model developed for service stations located in highways, offering long-distance travelers more comfort and personal care products.

 In 2016, Ipiranga developed and launched Abastece Aí, an initiative to integrate platforms and offer even more comfort and benefits to the final customer. Through the app, customers can program or decide in the gas station the option of refueling, which is recognized by the pump manager. Customers can also pick the benefits of his preference and end the refueling process safely with the Km de Vantagens password.

Ipiranga also launched in 2016 the DT Clean gasoline, formulated with one of the latest additivities technology, that recovery the original performance of the engine, improves its service life and fuel efficiency.

In 2017, further strengthening its products offer at am/pm stores, Ipiranga launched Wine Cave. In an air-conditioned wine cellar, customers can find a wide variety of wines, from 60 to 80 different labels, at the right temperature. As of December 31, 2017, there were 4 Wine Cave units installed in the states of Minas Gerais, São Paulo and Rio de Janeiro.

In 2017 Ipiranga launched Octapro, a high-octane gas that features a combination of cutting-edge additives and, among other benefits, helps engines reach their top power and improves drivability.

10.9. - Discussion on other relevant factors which affected the operational performance

In April 2015, a fire occurred in six ethanol and gasoline tanks operated by Ultracargo in Santos, which represented 4% of the subsidiary’s overall capacity as of December 31, 2014. The Civil and Federal Police investigated the accident and its impacts, and concluded that it is not possible to determine the cause of the accident, neither to individualize active or passive conduct related to the cause, and there was no criminal charge against either individual or the subsidiary, by both authorities. Nevertheless, Tequimar was indicted by the Public Prosecutor’s Offica (“MPF) and shall wait for the court summons in order to take the necessary measures for its defense.

The decommissioning process, which comprised the removal of equipment and structures of the terminal affected by the fire, was concluded and, in June 2017 the Company obtained the required licenses to resume operations in 67.5 thousand cubic meters of the 150 thousand cubic meters suspended capacity. The remaining suspended capacity is still on a recovery process for further licensing and operations resumption.

As a result of the evolution of the adjustment process with insurers, as of December 31, 2016, the insurance receivable in the amount of R$ 366.7 million and indemnities to customers and third parties in the amount of R$ 99.9 million were recorded. Ultracargo received the total amount of insurance recovery in 1Q17. On December 31, 2017 the remaining amount of indemnities to clients and third parties was R$ 72.2 million. In addition, there are contingent liabilities related to lawsuits and extrajudicial lawsuits in the amount of R$ 88.1 million and R$ 25.9 million, respectively (R$ 96.4 million and R$ 16.6 million in 2016).

EXHIBIT III – ALLOCATION OF NET EARNINGS
(According to annex 9-1-II of CVM Instruction 481/2009)

EXHIBIT III – ALLOCATION OF NET EARNINGS
ULTRAPAR PARTICIPAÇÕES S.A.
ANNEX 9-1-II
Allocation of net earnings
(in thousands of Reais , except when otherwise mentioned)	Year ended 12/31/2017

1. Inform net earnings for the fiscal year	1,574,306

2. Inform the total amount of dividends and dividends per share, including prepaid dividends and interest on equity already declared¹
Total amount	950,895
Amount per common shares (R$) - Interim dividends	0.85
Amount per common shares (R$) - Complementary dividends	0.90

3. Inform the percentage of distribution of net earnings for the fiscal year	60%

4. Inform the total amount of dividends and dividends per share based on the net earnings of previous years	-

5. Inform, deducting prepaid dividends and interest on equity declared:
a. The gross amount of dividends and interest on equity, individually, based on the number of shares of each type and class	-
Gross amount - Dividends common shares	-
b. Form and term of dividend and interest on equity payments
Form of payment	-
Payment term	-
c. Any levy of monetary restatement and interest on dividends and interest on equity	-
d. Date of declaration of payment of dividends and interest on equity taken into account for identification of shareholders entitled to receive dividends and interest on equity	-

6. In the event of dividends or interest on equity declared based on net earnings with respect to semiannual balance sheets or shorter periods
a. Inform the total amount of dividends or interest on equity declared	461,868
b. Inform the date of the respective payments	08.25.2017

EXHIBIT III – ALLOCATION OF NET EARNINGS
ULTRAPAR PARTICIPAÇÕES S.A.
ANNEX 9-1-II
Allocation of net earnings
(in thousands of Reais , except when otherwise mentioned)	Year ended 12/31/2017

7. Provide a comparative table indicating the following per share value of each type and class:
a. Net earnings for the fiscal year and for the three (3) previousyears[2]
Amount per common shares (R$) - 12.31.2017	2.91
Amount per common shares (R$) - 12.31.2016	2.88
Amount per common shares (R$) - 12.31.2015	2.76
Amount per common shares (R$) - 12.31.2014	2.28
b. Dividends and interest on equity distributed in the three (3) previous years
12.31.2016	907,269
Amount per common shares (R$) - Interim dividends	0.80
Amount per common shares (R$) - Complementary dividends	0.87
12.31.2015	871,309
Amount per common shares (R$) - Interim dividends	0.80
Amount per common shares (R$) - Complementary dividends	0.80
12.31.2014	778,718
Amount per common shares (R$) - Interim dividends	0.71
Amount per common shares (R$) - Complementary dividends	0.71

8. If there is destination of earnings to the legal reserve
a. Identify the amount allocated to legal reserve	78,716
b. Detail the method for the calculation of the legal reserve

Art. 193 - Brazilian Corporate Law - Of the net earnings for the fiscal year, 5% will be allocated, prior to any other destination, to the legal reserve, which shall not exceed

20% of the share capital.

9. If the company has preferred shares entitled to receive fixed or minimum dividends
a. Describe the method for calculation of fixed or minimum dividends	-
b. Inform whether the net earnings for the fiscal year is sufficient to fully pay fixed or minimum dividends	-
c. Identify if any unpaid portion is cumulative	-
d. Identify the total amount of fixed or minimum dividends to be paid with respect to each class of preferred shares	-
e. Identify fixed or minimum dividends to be paid with respect to each class of preferred shares	-

EXHIBIT III – ALLOCATION OF NET EARNINGS
ULTRAPAR PARTICIPAÇÕES S.A.
ANNEX 9-1-II
Allocation of net earnings
(in thousands of Reais , except when otherwise mentioned)	Year ended 12/31/2017

10. With respect to the mandatory dividend
a. Describe the method for calculation set in the bylaws	Bylaws - Art. 55 - item b) 50% (fifty percent) of adjusted net income to pay mandatory dividends to shareholders, offsetting the semi-annual and interim dividends that may have been declared.
b. Inform if the dividend is being fully paid	Yes
c. Inform to amount eventually retained	-

11. In the event of retained mandatory dividend due to the company’s financial condition
a. Inform the retained amount	-
b. Describe, in details, the company’s financial condition, including any aspects relating to the liquidity analysis, working capital and positive cash flow	-
c. Justify the retaining of dividend	-

12. In the event of destination of net earnings to the contingency reserve
a. Identify the amount allocated to the reserve	-
b. Identify any probable loss and the reason therefore	-
c. Explain why the loss is considered probable	-
d. Justify the establishment of the reserve	-

13. In the event of destination of net earnings to the unrealized profit reserve
a. Identify the amount allocated to the profit reserve	-
b. Inform the nature of unrealized profits which originated the reserve	-

EXHIBIT III – ALLOCATION OF NET EARNINGS
ULTRAPAR PARTICIPAÇÕES S.A.
ANNEX 9-1-II
Allocation of net earnings
(in thousands of Reais , except when otherwise mentioned)	Year ended 12/31/2017

14. In the event of destination of net earnings to statutory reserve[3]
a. Describe the statutory clauses which establish the reserve	Bylaws - Art. 55 - item c)
b. Identify the amount allocated to the reserve[4]	548,037
c. Describe how the amount was calculated

At the proposal of the management bodies, up to 45% (forty five percent) of adjusted net income will be used to create a reserve for investments, in order to preserve the integrity of corporate assets and strengthen the Company’s capital, allowing new investments, up to 100% (hundred percent) of its capital, observing that the balance of this reserve, added to the balances of other profit reserves, except for unrealized profits reserves and reserves for contingencies, not exceeding 100% (hundred percent) of its capital, and once reached that limit, the Shareholders meeting may decide on the application of the excess in capital increase or in the distribution of dividends.

15. In the event of retention of profits under the capital budget
a. Identify the amount retained	-
b. Provide a copy of the capital budget	-

16. In the event of destination of net earnings to the tax incentive reserve
a. Identify the amount allocated to the reserve	-
b. Explain the nature of the destination	-

¹ The values presented in item 2 include the amount of dividends declared by the Board of Directors on August 9, 2017 (R$ 461,868 thousand which were paid to shareholders from 08.25.2017 onwards), and on February 21, 2018 (R$ 489,027 thousand, which were paid to shareholders from 03.12.2018 onwards) "ad referendum" by the Shareholders Meeting.

² Number of shares used for the earnings per share calculation does not include shares held in treasury of the Company.

³ Investments statutory reserve made in accordance with Article 194 of the Brazilian Corporate Law and item c of Article 55 of the Company's Bylaws in order to preserve the integrity of corporate assets and strengthen the Company's capital, allowing new investments.

[4] The amount also includes the realization of revaluation reserve, net of income tax and social contribution, in the amount of R$ 313 and expired dividends in the amount of R$ 3,029.

EXHIBIT IV – MANAGEMENT AND FISCAL COUNCIL COMPENSATION PROPOSAL

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly-Traded Company

CNPJ nº 33.256.439/0001- 39    NIRE 35.300.109.724

MANAGEMENT AND FISCAL COUNCIL COMPENSATION PROPOSAL

1) Management’s compensation proposal

The proposal for the maximum annual limit of the Management compensation for the period between May 2018 and April 2019 is R$ 66,800,000.00 (sixty six million and eight hundred thousand Reais), of which R$ 7,800,000.00 (seven million and eight hundred thousand Reais) refers to compensation for the members of the Board of Directors and R$ 59,000,000.00 (fifty-nine million Reais) for the Company’s Executive Officers, including R$ 10,957,388.00 (ten million, nine hundred and fifty-seven thousand, three hundred and eighty-eight Reais) relative to the stock-based compensation plan and post-retirement benefits.

The total amount proposed is stable when compared with the amount approved in the Annual General and Extraordinary Shareholders’ Meeting held on April 19, 2017 for the period between May 2017 and April 2018. The global compensation effectively recognized between May 2017 and April 2018 is estimated to be 27% lower than that approved in 2017, as a result of the partial achievement of certain targets linked to short term variable compensation, the partial vesting of shares related to the compensation plan of an Executive Officer and the non-implementation of one planned committee.

2) Compensation proposal for the members of the Fiscal Council

The proposal for the total compensation of the members of the Fiscal Council for the term of office (between May 2018 and the next Annual General Shareholders Meeting (GSM) to approve the Management accounts and the financial statements for the current fiscal year) is R$ 63,264.00 (sixty-three thousand two hundred sixty-four Reais) monthly, with a monthly payment of R$ 18,500.00 (eighteen thousand five hundred Reais) to the chairman of the Fiscal Council and R$ 17,110.00 (seventeen thousand one hundred and ten Reais) to the other effective members¹.

The total amount proposed is stable when compared with the amount approved in the Annual General and Extraordinary Shareholders’ Meeting held on April 19, 2017 for the period between May 2017 and April 2018. In addition, the global compensation effectively recognized between May 2017 and April 2018 was in line with the amount approved for the period.

Further information, including policies or practices about the compensation of the Board of Directors, Statutory and non-Statutory Officers and Fiscal Council, is available at Exhibit V which reflects the information required on item 13 of Reference Form (Management’s Compensation). We highlight that the amounts included in this compensation proposal is not the same from those of Exhibit V as a result of different reference periods of the documents.

¹ Monthly individual compensation for members of the Fiscal Council does not include charges on payroll.

EXHIBIT V – ITEM 13 OF THE REFERENCE FORM

13      - Management compensation

13.1   - Compensation policy or practice for the Board of Directors, Statutory and non-statutory Officers, Fiscal Council, statutory committees and risk, financial, compensation and audit committees

a.         Purpose of the compensation policy or practice, informing if the compensation policy was formally adopted, body responsible for approving it, date of the approval and, if the issuer publicly discloses the policy, where the document can be found in the internet

The purposes of Ultrapar’s compensation policy and practices for its administrative bodies are (i) to align the interests between executives and shareholders, based on the principle of sharing risks and returns, (ii) to converge individual goals to the Company’s strategy, and (iii) to recognize the contribution and retain professionals, based on market references.

Following these principles, Ultrapar adopts a differentiated and competitive compensation plan, including the utilization of metrics to value creation in order to establish variable compensation targets, attractive benefits to executives and a stock ownership plan.

Ultrapar’s compensation policy was approved on December 04, 2017 by the People and Organization Committee and will be submitted to the Board of Directors in due course.

b.        Compensation composition

       i. Description and purpose of each compensation component

Board of Directors

•          Fixed compensation:

•       Salary: a monthly amount, in order to follow the market standards, composed exclusively by compensation and contribution to the social security, in order to remunerate the responsibility and complexity inherent to the position. The Chairman and the Vice Chairman earn a higher amount than other directors as a result of the positions held.

•       Compensation for the participation in specialized committees: a monthly amount, equivalent to 1/3 of the Director’s compensation, independent of the position held in the Board of Directors. If a Director is appointed for more than one specialized committee, the monthly amount is equivalent to 50% of the Director’s compensation, independent of the position held in the Board of Directors.

•          Variable compensation: not practiced.

Fiscal Council

•          Fixed compensation:

•       Salary: a monthly amount approved by the Annual General Shareholders Meeting, composed exclusively by compensation and contribution to the social security, in order to remunerate the responsibility and complexity inherent to the position of member of the fiscal council. The compensation of each member of the Fiscal Council must be equal to at least 10% of the average salary of the Statutory Officers. The Chairman earns a higher amount than other members of the Fiscal Council as a result of the position held.

•          Variable compensation: not practiced.

Executive Officers

•          Fixed compensation:

•       Salary: a monthly amount paid with the purpose of compensate the responsibility and complexity inherent to each position, the individual contribution and the experience of each professional.

•       Direct and indirect benefits: The fixed compensation of Executive Officers includes contribution to social security, vacation bonus, thirteenth salary, health care plan (medical), FGTS, group life insurance and physical checkup, among others. The direct and indirect benefits are intended to follow the practices adopted by the market and to recognize the individual contribution.

•          Variable compensation:

•       Short-term: an annual amount paid in order to align the interests of the executives with those of the Company. This amount has relation with (i) the businesses performance, which is measured through the Economic Value Added (EVA®) metric, and (ii) the achievement of annual individual goals established based on the strategic planning and focused on expansion, operational excellence projects, people development, market positioning, among others.

•       Long-term: the purpose of this portion is to align long-term interests of executives and shareholders and to retain executives. The last program was set up in February 2014, and established that Ultrapar’s CEO may receive additional variable compensation as a result of the performance of the Company's shares between 2013 and 2017. This program was extinguished in 2017. Currently we do not have this kind of compensation in force.

•          Share ownership compensation plan: the purpose of the stock plan is to align long-term interests of executives and shareholders and to retain executives. Since 2003, Ultrapar has adopted a stock plan under which the executive receives the beneficial ownership of shares held in treasury, for a period of 5 to 7 years, after which the ownership of the shares is effectively transferred, provided that the relationship between the executive and the Company or its subsidiaries has not been interrupted. Participation in the stock plan derives from the function of the executive’s performance, the expectations of future contribution and long-term retention aiming at materializing projects and future results.

In addition, Ultrapar’s shareholders approved at the Annual General and Extraordinary Shareholders’ Meeting held on April 19, 2017, a new share-based incentive plan, which establishes the terms and general conditions for granting common shares issued by the Company held as treasury stock to officers or staff of the Company or its subsidiaries.

According to the terms of the new stock plan, a minimum of two different programs can be established. The first one establishes the granting of equity rights over the total amount of shares and the transference of property up to 6 years, subjected to the maintenance of the relationship between the executive and the Company or its subsidiaries during such period. The second one establishes, among other requirements: (a) usufruct granting of equity rights over 50% (fifty percent) of the shares determined by the program for the participants; (b) the accomplishment of goals defined for the Company on which the property transfer of 50% (fifty percent) of the shares determined by the program is based, shares that are not granted in usufruct; and (c) 3 (three) tranches in a 5 (five) years vesting period.

The information with respect to share-based compensation included in this document however, reflects both plans.

•          Post-retirement benefit: aiming at encouraging long-term savings, since 2001 Ultrapar has offered a defined contribution plan managed by Ultraprev – Associação de Previdência Complementar. Under the terms of this plan, the basic contribution of each executive is facultative and calculated by the application of a percentage of his or her salary. Ultrapar contributes, on behalf of the executive, with an amount equal to his or her basic contribution up to the limit of 11% of his or her reference salary. In addition, besides the contribution FGTS, Ultrapar established in 2010 a planned retirement policy with the purpose of preparing the executive for his or her retirement and to structure succession plans in the Company. The post-retirement benefit resulting from this policy mainly consists in an additional compensation for the termination of the employment relationship by the initiative of the Company.

People and Organization Committee

•          Fixed compensation:

•       Participation in Committee: The members of the People and Organization Committee – currently made up of Directors only – are entitled to a monthly amount, equivalent to 1/3 of a Director’s fees, irrespective of the position exercised on the Board of Directors. If a Director be nominated for more than one specialized committee, the monthly amount is equivalent to 50% of the fees of a Director.

Financial Investments and Risk Committee

•          Fixed compensation:

•       Participation in Committee: The members of the Financial Investments and Risk Committee, among which Executive Officers, do not receive, due to their participation on said committee, additional compensation from the Company or its subsidiaries besides to the compensation for their executive position.

Conduct Committee

•          Fixed compensation:

•       Participation in Committee: based on market practices Ultrapar grant to external members of the Conduct Committee, a monthly fee payable for compensating the responsibility and complexity inherent to the position as well as for the individual contribution and experience of each professional.

     ii.Proportion of each component in overall compensation

The table below presents the proportion of each component in the overall management compensation in 2017, segregated as described in Item 13.2.

	% in relation to overall compensation paid as
Body	Fixed compensation	Variable compensation	Post-retirement benefit	Benefits due to the interruption in the exercise of the position	Stock-based compensation	Total

Board of Directors	100%	0%	0%	0%	0%	100%
Fiscal Council	100%	0%	0%	0%	0%	100%
Executive Officers	50%	24%	3%	20%	3%	100%
People and Organization Committee	100%	0%	0%	0%	0%	100%
Financial Investments and Risk Committee	0%	0%	0%	0%	0%	0%
Conduct Committee	100%	0%	0%	0%	0%	100%

The table below presents the proportion of each component in the overall management compensation in 2016, segregated as described in Item 13.2.

	% in relation to overall compensation paid as
Body	Fixed compensation	Variable compensation	Post-retirement benefit	Benefits due to the interruption in the exercise of the position	Stock-based compensation	Total

Board of Directors	100%	0%	0%	0%	0%	100%
Fiscal Council	100%	0%	0%	0%	0%	100%
Executive Officers	40%	41%	7%	0%	12%	100%
People and Organization Committee	100%	0%	0%	0%	0%	100%
Financial Investments and Risk Committee	0%	0%	0%	0%	0%	0%
Conduct Committee	100%	0%	0%	0%	0%	100%

The table below presents the proportion of each component in the overall management compensation in 2015, segregated as described in Item 13.2.

	% in relation to overall compensation paid as
Body	Fixed compensation	Variable compensation	Post-retirement benefit	Benefits due to the interruption in the exercise of the position	Stock-based compensation	Total

Board of Directors	100%	0%	0%	0%	0%	100%
Fiscal Council	100%	0%	0%	0%	0%	100%
Statutory Officers	35%	44%	7%	0%	14%	100%
People and Organization Committee	100%	0%	0%	0%	0%	100%
Financial Investments and Risk Committee	0%	0%	0%	0%	0%	0%
Conduct Committee	100%	0%	0%	0%	0%	100%

    iii.   Calculation and adjustment methodology for each compensation component

Board of Directors

•          Fixed compensation: annually reviewed based on market assessments considering companies of a size and operations comparable to Ultrapar.

Fiscal Council

•          Fixed compensation: annually reviewed based on the compensation of the Executive Officers and market practices considering companies of a size and operations comparable to Ultrapar. See “Item 13.1.b.i. Description and purpose of each compensation component.”

Executive Officers

Officers’ fixed and short-term variable compensation is set out based on reference to the relevant market, taking into consideration a methodology that attributes value to the position according to factors such as the required expertise, problem solving ability and impact on earnings. The sum of the fixed and short-term variable portions aims to maintain the company competitiveness towards the relevant market in the event of the achievement of 100% of the targets established for variable compensation.

•          Fixed compensation: annually reviewed based on market practices, identified through salary surveys (considering companies of a size and operations comparable to Ultrapar) as well as the evolution of the professional’s experience and responsibility. Benefits are based on market references.

•          Short-term variable compensation: grounded on the concept of profit sharing, this component is calculated based on the Company’s economic performance and on the individual performance, that together result in a salary multiple. Business performance is measured in relation to economic value added (EVA®) growth targets established for 3 years periods and annually verified. The individual performance is assessed based on the adherence to annual targets established in accordance with the strategic planning.

•          Long-term variable compensation: a variable compensation based on the performance of the Company’s shares, calculated by the evolution of the value of the share at the end of 2012 compared to the value at the end of 2017. Such compensation program was extinguished in 2017 and currently we don’t have any compensation program ins this terms.

•          Share plan: the amount of shares to be granted to the executives is annually defined by the Board of Directors and the value attributed to such grant corresponds to the Company’s share price at the granting date. The effect recognized in net earnings corresponds to the total amount of the shares granted accrued over the vesting period.

•          Post-retirement benefit: reflects the executive’s period in the Company, age and fixed compensation.

People and Organization Committee

•          Participation in Committee based compensation: annual reviewed based on the Board of Directors compensation and on market references considering companies of a size and operations comparable to Ultrapar.

Financial Investments and Risk Committee

•          Participation in Committee: The members of the Financial Investments and Risk Committee, among which Executive Officers, do not receive, due to their participation on said committee, additional compensation from the Company or its subsidiaries besides to the compensation for their executive position.

Conduct Committee

•          Participation in Committee: annual reviewed based on market references considering companies of a size and operations comparable to Ultrapar.

iv. Reasons supporting the composition of the compensation

The Company’s compensation strategy is composed by short and long-term elements which are balanced according to the principles of alignment of interests and maintenance of a competitive compensation, in order to retain and adequately compensate our executives in accordance with their responsibilities and the value created for the Company and its shareholders.

v. Non-compensated members and supporting reasons

All the members of the Board of Directors, Fiscal Council, Executive Officers of the Company and member of the People and Organization Committee are compensated.

Except for the external member of the Conduct Committee, all members of the Financial Investments and Risk Committee and from the Conduct Committee do not receive, due to their participation on said committee, additional compensation from the Company or its subsidiaries besides to the compensation for their executive position.

c.         Key performance indicators for establishing each compensation component

•          Fixed compensation: the responsibility and complexity inherent to the position, the experience of the professional and market practices.

•          Short-term variable compensation: EVA® growth targets established for each business and for Ultrapar and achievement of individual targets.

•          Long-term variable compensation: the evolution of Ultrapar’s share value up to 2017.

•          Stock plan: evolution of performance and accomplishment of individual goals throughout the years and expectation of future contribution to the Company’s goals. The plan establishes a program on which the transfer of property of 50% (fifty percent) of the shares is conditioned to the accomplishment of Company’s goals throughout the vesting period. The mentioned financial goals are previously determined by the Board of Directors and for the plan established in 2017 return on invested capital (ROIC) goals have been defined.

•          Post-retirement benefit: not linked to performance indicators.

d.        How compensation is structured to reflect the evolution of performance indicators

•          Fixed compensation: from periodic performance assessments on capacity, skills and competence.

•          Short-term variable compensation: evolution due to the progression of the Company’s results under the concept of economic value added (EVA®), subject to the achievement of a minimum pre-set level.

•          Long-term variable compensation: the amount correspondent to the program effective between 2012 and 2017 (see “Items 13.1.b.i. and 13.1.b.iii”) was a function of the achievement of the established minimum target linked to the Company’s share price appreciation.

•          Stock plan: the potential benefit associated with the stock ownership plan will be vested if the executive remains in the Company in the long term, thus committing to sustained value generation. The plan establishes a program on which the transfer of property of 50% (fifty percent) of the shares is conditioned to the accomplishment of Company’s goals throughout the vesting period. The mentioned financial goals are previously determined by the Board of Directors and for the plan established in 2017 return on invested capital (ROIC) goals have been defined.

e.         Relationship between the compensation policy or practice and the interests of the Company

Ultrapar’s compensation policy and practices aim at short and long-term alignment with the interests of shareholders. Short-term and long-term variable compensation, which is a material portion of the overall compensation, is linked to economic value added growth targets, that is the main interest of shareholders. Variable compensation also strengthens the focus of the executives to the adherence to the strategic growth plan approved by the Board of Directors, with short-term compensation being linked to annual growth goals of value generation and long-term compensation being directly linked to the evolution of the Company’s market value. The stock plan turns executives into shareholders of the Company and is a strong element for aligning long-term interests.

f.          Existence of compensation supported by subsidiaries, controlled companies or direct or indirect controlling companies

The whole compensation of Ultrapar’s Statutory Officers is supported by its subsidiaries or controlled companies, as a result of their activities as managers of such companies. For a breakdown of the amounts supported by each subsidiary or controlled company and the nature of such payments, see “Item 13.15. Amounts recorded in the results of the Company’s direct or indirect controlling companies, companies under common control and subsidiaries, as compensation payable to the members of the Company’s Board of Directors, Fiscal Council and Statutory Officers.”

g.        Existence of any compensation or benefit linked to the occurrence of any specific corporate event, such as the transfer of the issuer’s shareholding control

There is no compensation or benefit linked to the occurrence of corporate events.

h.        Practices and procedures adopted by the board of directors for defining the individual compensation of the board of directors and the executive board, indicating: (i)  the issuer’s organs and committees that take part in the decision-making process, identifying in what way they participate; (ii) criteria and methodology used to fix individual compensation, indicating if there are studies for verifying market practices and if positive, the criteria for comparison and coverage of these studies ; (iii) with what frequency and in what way does the board of directors evaluate the suitability of the issuer’s compensation policy;

Ultrapar elaborates annual studies and proposals on the Administration’s compensation which are submitted to the People and Organization Committee by the CEO. Based on that, People and Organization Committee review the parameters and the guidelines of the compensation policy and other benefits given to administrators. After making modifications that are found to be necessary, the committee prepare a compensation proposal to be submitted to the Board of Directors.

The studies prepared by the Company aim to ensure the competitiveness of the compensations for the Board of Directors and the Executive Officers and, among other, adopts market surveys as a parameter to benchmark its practices, considering companies of a size and operations comparable to Ultrapar.

The parameters on which the administrators rely are annualy reviewed by the People and Organization Committee.

13.2 Compensation recognized in the results of 2015, 2016, 2017 and estimated for the fiscal year 2018 to the members of the Board of Directors, the Fiscal Council and the Statutory Officers

Compensation recognized for the fiscal year 2015

	Board of Directors	Fiscal Council	Statutory Officers	Total
	(in thousands of Reais, except for the number of members)

Number of members[1]	8.83	6.00	7.00	21.83

Number of compensated members¹	8.83	3.00	7.00	18.83
Annual fixed compensation	5,289.5	638.8	15,251.5	21,179.8
Salary	3,963.7	516.2	9,182.4	13,662.3
Direct and indirect benefits	-	-	2,576.5	2,576.5
Participation in committees	320.1	-	-	320.1
Others[2]	1,005.7	122.6	3,492.7	4,620.9
Variable compensation	-	-	19,519.7	19,519.7
Bonus	-	-	-	-
Profit sharing[3]	-	-	17,218.1	17,218.1
Compensation for the participation in meetings	-	-	-	-
Commission	-	-	-	-
Others[4]	-	-	2,301.6	2,301.6
Post-retirement benefit	-	-	2,936.0	2,936.0
Benefits due to the interruption in the exercise of the position	-	-	-	-
Stock-based compensation	-	-	6,125.9	6,125.9

Total compensation	5,289.5	638.8	43,833.2	49,761.5

¹ Number of members according to CVM/SEP Official Letter/2/2018.

² Includes (i) the partial donation of the compensation of a member of the Board of Directors  and a member of the Fiscal Council to a charity indicated by them and (ii) social charges under Company’s responsibility (National Institute of Social Security – INSS) according to CVM / SEP  Official Letter/2/2018.

3 The value in 2015 was recognized according to the results achieved.

4 Long-term variable compensation. See 13.1.b.iii. Methodology of calculation and readjustment of each of the elements of remuneration".

Compensation recognized for the fiscal year 2016

	Board of Directors	Fiscal Council	Statutory Officers	Total
	(in thousands of Reais, except for the number of members)

Total number of members[1]	9.00	6.00	7.00	22.00

Number of compensated members¹	9.00	3.00	7.00	19.00
Annual fixed compensation	5,721.6	697.2	18,351.6	24,770.3
Salary	4,307.9	567.8	11,047.7	15,923.4
Direct and indirect benefits	-	-	3,146.8	3,146.8
Participation in committees	360.0	-	-	360.0
Others[2]	1,053.7	129.3	4,157.1	5,340.1
Variable compensation	-	-	18,705.0	18,705.0
Bonus	-	-	-	-
Profit sharing[3]	-	-	16,232.2	16,232.2
Compensation for the participation in meetings	-	-	-	-
Commission	-	-	-	-
Others[4]	-	-	2,472.8	2,472.8
Post-retirement benefit	-	-	3,336.2	3,336.2
Benefits due to the interruption in the exercise of the position	-	-	-	-
Stock-based compensation	-	-	5,427.4	5,427.4

Total compensation	5,721.6	697.2	45,820.2	52,238.9

¹ Number of members according to CVM/SEP Official Letter/2/2018.

² Includes (i) the partial donation of the compensation of a member of the Board of Directors  and a member of the Fiscal Council to a charity indicated by them and (ii) social charges under Company’s responsibility (National Institute of Social Security – INSS) according to CVM / SEP  Official Letter/2/2018.

3 The value in 2016 was recognized according to the results achieved.

4 Long-term variable compensation. See 13.1.b.iii. Methodology of calculation and readjustment of each of the elements of remuneration".

Compensation recognized for the fiscal year 2017

	Board of Directors	Fiscal Council	Statutory Officers	Total
	(in thousands of Reais, except for the number of members)

Number of members[1]	9.00	6.00	7.00	22.00

Number of compensated members¹	9.00	3.00	7.00	19.00
Annual fixed compensation	6,552.0	747.6	21,814.7	29,114.3
Salary	4,916.0	623.0	11,449.7	16,998.7
Direct and indirect benefits	-	-	3,213.3	3,213.3
Participation in committees	544.0	-	-	544.0
Others²	1,092.0	124.6	7,151.7	8,368.3
Variable compensation	-	-	10,651.4	10,651.4
Bonus	-	-	-	-
Profit sharing³	-	-	17,110.0	17,110.0
Compensation for the participation in meetings	-	-	-	-
Commission	-	-	-	-
Others[4]	-	-	(6,458.6)	(6,458.6)
Post-retirement benefit	-	-	1,096.0	1,096.0
Benefits due to the interruption in the exercise of the position	-	-	8,793.9	8,793.9
Stock-based compensation	-	-	1,398.5	1,398.5

Total compensation	6,552.0	747.6	43,754.5	51,054.1

¹ Number of members according to CVM Official Letter/2/2018.

² Includes social charges under Company’s responsibility (National Institute of Social Security – INSS) according to CVM Official Letter/2/2018.

³ The value in 2017 was recognized according to the results achieved.

4 Long-term variable compensation. See 13.1.b.iii. Methodology of calculation and readjustment of each of the elements of remuneration".

Projected compensation for the fiscal year 2018

	Board of Directors	Fiscal Council	Statutory Officers	Total
	(in thousands of Reais, except for the number of members)

Total number of members[1]	9.00	6.00	7.00	22.00
Number of compensated members¹	9.00	3.00	7.00	19.00

Annual fixed compensation	7,603.2	759.2	20,818.2	29,180.5
Salary	5,184.0	632.6	12,391.8	18,208.4
Direct and indirect benefits	-	-	4,089.3	4,089.3
Participation in committees	1,152.0	-	-	1,152.0
Others[2]	1,267.2	126.5	4,337.1	5,730.8
Variable compensation	-	-	17,802.2	17,802.2
Bonus	-	-	-	-
Profit sharing[3]	-	-	17,802.2	17,802.2
Compensation for the participation in meetings	-	-	-	-
Commission	-	-	-	-
Others[4]	-	-	-	-
Post-retirement benefit	-	-	1,143.1	1,143.1
Benefits due to the interruption in the exercise of the position	-	-	5,326.6	5,326.6
Stock-based compensation	-	-	8,437.3	8,437.3

Total compensation	7,603.2	759.2	53,527.3	61,889.7

¹ Number of members according to CVM/SEP Official Letter/2/2018.

² Includes estimated social charges under Company’s responsibility (National Institute of Social Security – INSS) according to CVM / SEP  Official Letter/2/2018.

3 Value projected for 2018 assumes the achievement of the proposed targets.

4 Long-term variable compensation. See 13.1.b.iii. Methodology of calculation and readjustment of each of the elements of remuneration".

13.3 - Variable compensation in the fiscal years of 2015, 2016, 2017 and estimated compensation for the fiscal year 2018 of the Board of Directors, the Fiscal Council and the Statutory Officers

	Board of Directors	Fiscal Council	Statutory Officers	Total
(in thousands of Reais, except for the number of members)

Total number of members 2015	8.83	6.00	7.00	21.83
Number of compensated members 2015¹	0.00	0.00	7.00	7.00
Total number of members 2016	9.00	6.00	7.00	22.00
Number of compensated members 2016¹	0.00	0.00	7.00	7.00
Total number of members 2017	9.00	6.00	7.00	22.00
Number of compensated members 2017¹	0.00	0.00	7.00	7.00
Estimated number of members 2018	9.00	6.00	7.00	22.00
Estimated number of compensated members 2018¹	0.00	0.00	7.00	7.00

Related to Bonus:
Minimum amount set out in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount set out in the compensation plan	N/A	N/A	N/A	N/A
Amount set out in the compensation plan, upon achievement of the targets established	N/A	N/A	N/A	N/A
Amount effectively recognized results	N/A	N/A	N/A	N/A
Related to profit sharing:
Minimum amount set out in the compensation plan	N/A	N/A	Zero	Zero
Maximum amount set out in the compensation plan²	N/A	N/A	31,664.0	31,664.0
Amount set out in the compensation plan for 2015, upon achievement of the goals established	N/A	N/A	14,908.8	14,908.8
Amount effectively recognized in 2015 result	N/A	N/A	17,218.1	17,218.1
Amount set out in the compensation plan for 2016, upon achievement of the goals established	N/A	N/A	17,764.5	17,764.5
Amount effectively recognized in 2016 result	N/A	N/A	16,232.2	16,232.2
Amount set out in the compensation plan in 2017, upon achievement of the goals established	N/A	N/A	19,586.9	19,586.9
Amount effectively recognized in 2017 result	N/A	N/A	17,110.0	17,110.0
Amount provided in the compensation plan in 2018, upon achievement of the goals established	N/A	N/A	17,802.2	17,802.2

¹Only considering members who received variable compensantion as specified in Official Circular/CVM/SEP/nº2/2018.

²For the portion related to individual performance, the evaluation typically ranges from 80% to 120% of the established targets. As for the portion related to financial performance, the evaluation is directly linked to goals of value creation measured by EVA EVA®. The maximum value set out in the compensation plan is calculated based on the achievement of 200% of EVA goals and 120% of individual goals.

13.4 - Description of the share compensation plan for the Statutory Officers

a.          General terms and conditions

Since 2003 Ultrapar has adopted a stock plan under which the executive has the beneficial ownership of shares held in treasury, for a period of 5 to 7 years, after which the ownership of the shares is effectively transferred, provided that the relationship between the executive and the Company or its subsidiaries has not been interrupted. The amount of shares and the selected executives are set by the Board of Directors, with no obligation of an annual grant. The total amount of shares to be used in the stock ownership plan is subject to the existence of such shares in treasury. Ultrapar’s Board members are not entitle to a stock ownership plan.

At the E/AGM held on April 19, 2017, Ultrapar’s shareholders approved a new share-based incentive plan, which establishes the terms and general conditions for granting common shares issued by the Company held as treasury stock which may or may not involve awarding usufruct over any portion thereof for subsequent transfer of ownership for periods from 3 to 6 years, to officers or staff of the Company or its subsidiaries. The information with respect to share-based compensation included in this compensation plan reflects both plans.

Ultrapar does not have an active stock ownership option plan.

b.         Primary purposes of the plan

See “Item 13.1.b. Composition of the compensation”, “Item 13.1.c. Principal performance indicators for determining each element of compensation”, “Item 13.1.d. How the compensation is structured to reflect the evolution of the performance indicators” and “Item 13.1.e. “e.       Relationship between the compensation policy or practice and the interests of the Company”

c.          How the plan contributes to the achievement of the purposes

See “Item 13.1.b. Composition of the compensation”, “Item 13.1.c. Principal performance indicators for determining each element of compensation”, “Item 13.1.d. How the compensation is structured to reflect the evolution of the performance indicators” and “Item 13.1.e. “e.       Relationship between the compensation policy or practice and the interests of the Company”

d.         How the plan fits into the Company’s compensation policy

See “Item 13.1.b. Composition of the compensation”, “Item 13.1.c. Principal performance indicators for determining each element of compensation”, “Item 13.1.d. How the compensation is structured to reflect the evolution of the performance indicators” and “Item 13.1.e. “e.       Relationship between the compensation policy or practice and the interests of the Company”

e.         How the plan aligns the management’s and Company’s interests

See “Item 13.1.b. Composition of the compensation”, “Item 13.1.c. Principal performance indicators for determining each element of compensation”, “Item 13.1.d. How the compensation is structured to reflect the evolution of the performance indicators” and “Item 13.1.e. “e.       Relationship between the compensation policy or practice and the interests of the Company”

f.          Maximum number of shares

The total number of shares to be granted under the stock ownership plan is subject to the existence of such shares in treasury. In December 31, 2017, 13,041,356 shares were held in treasury. For information on the shares already granted to the Company’s Statutory Officers, see “Item 13.5. Share compensation plan - information on shares granted to the Statutory Officers”.

g.         Maximum number of options to be granted

Not applicable.

h.         Conditions for acquisition of shares

Shares are granted to executives in amounts previously set out by the Board of Directors. Considering the shares granted on both stock plans apporved on anual shareholders meetings held in  2003 and 2017, these shares will remain in treasury, for a period that may range from 3 to 7 years, a period in which the executive has only the beneficial ownership of the shares. The obtainment of the effective ownership of the shares depends on the completion of the mentioned term and on the maintenance of the relationship between the executive and the Company or its subsidiaries during such period.

Performance shares can also be granted and their transfer is subjected to the accomplishment of Company’s financial goals throughout the vesting period. The goals are previously determined by the Board of Directors and for the plan established in 2017 return on invested capital (ROIC) goals have been defined.

i.           Criteria for setting the acquisition or exercise price

Not applicable.

j.           Criteria for setting the exercise period

Not applicable.

k.         Settlement method

Not applicable.

l.           Restrictions to the transfer of shares

The shares granted to executives remain in the Company’s treasury for a term that can range from 3 to 7 years, period in which the executive holds the beneficial ownership of such shares, but not their effective ownership. Shares can only be freely traded after the termination of the mentioned term and, therefore, upon the obtainment of the effective ownership of the shares. See “Item 13.5. Share compensation plan – information on shares granted to the Statutory Officers.

The grant of performance shares, of which the transfer is subjected to the accomplishment of Company’s financial goals throughout the vesting period. If the goals that previously determined by the Board of Directors are not met, the shares will not be granted.

m.       Criteria and events which, upon verification, will trigger suspension, modification or cancellation of the plan

In the light of the stock plan, the beneficiaries of the plan can be granted with the maximum steak of 1% of the Share Capital of the Company on the date of approval of the stock plan at the Extraordinary Shareholders Meeting, corresponding to 5,564.051 common shares on April 19, 2017.  The mentioned number of shares con be adjusted by eventual inplits, splits or stock bonus.

n.         Effects of the withdrawal of a member from the Company’s management bodies on the rights set forth in the share compensation plan

The achievement of the effective ownership of the shares is subject to the maintenance of the professional relationship between the executive and the Company or its subsidiaries during the period established in the contract.

In the case of termination for reasons of retirement or invalidity, the executive shall obtain ownership of the shares proportional to the period worked under the employment contract.

13.5  - Share compensation plan - information about shares granted to the Statutory Officers

Since 2003, Ultrapar has adopted a stock plan to the Statutory Officers and the non-statutory officers under which the executive has the beneficial ownership of shares held in treasury, for a period of 5 to 10 years, after which the ownership of the shares is effectively obtained, provided that the relationship between the executive and the Company or its subsidiaries has not been interrupted.

At the E/AGM held on April 19, 2017, Ultrapar’s shareholders approved a new incentive plan based on shares which establishes the terms and general conditions for the grant of common shares issued by the Company held as treasury stock, which may or may not involve awarding usufruct over any portion thereof for transfer, after a period from 3 to 6 of ownership to officers or staff of the Company or its subsidiaries.

Ultrapar’s Board of Directors does not have a stock ownership plan. In addition, Ultrapar does not have an active stock option plan. The table below presents a summary of the information on shares granted to Statutory Officers by December 31, 2017:

Body	Statutory Officers
Total number of members	7
Number of compensated members	1	2	4	1	3	2	1	1	1	1	1	2
Granting Date¹	14-Dec-05	09-Nov-06	08-Oct-08	16-Dec-09	10-Nov-10	07-Nov-12	03-Feb-14	05-Mar-14	10-Dec-14	13-Mar-17	08-Nov-17	08-Nov-17
Number of shares granted²	20,000	133,600	496,000	40,000	140,000	70,000	150,000	38,400	100.000	100,000	120,000	7,126³
Period for the share effective ownership to be transferred Granting Date¹	Nov-15	Oct-16	1/3 in Sep-13	1/3 in Nov-14	1/3 in Oct-15	1/3 in Oct-17	1/3 in Jan-18	1/3 in Mar-19	1/3 in Dec-19	1/3 in Nov/22	Oct-23	1/3 in Nov/20
			1/3 in Sep-14	1/3 in Nov-15	1/3 in Oct-16	1/3 in Oct-18	1/3 in Jan-19	1/3 in Mar-20	1/3 in Dec-20	1/3 in Nov/23		1/3 in Nov/2
			1/3 in Sep-15	1/3 in Nov-16	1/3 in Oct-17	1/3 in Oct-19	1/3 in Jan-20	1/3 in Mar-21	1/3 in Dec-21	1/3 in Nov/24		1/3 in Nov/24
Price assigned to the shares granted (R$/share)	8.21	11.62	9.99	20.75	26.78	42.90	50.64	52.15	50.64	67.99	77.14	77.14

¹ Includes shares granted from 2004 to 2008 to certain officers who were not Statutory Officers at the granting date

² The number and the price of shares granted were adjusted to reflect the stock split of the shares issued by the Company at a ratio of 1 existing share to 4 shares approved by extraordinary general meeting in February 10, 2011.

³ Subjected to the accomplishment of Company’s financial goals throughout the vesting period, the same amount of shares can be transferred to the Executive Directors as performance shares. The performance shares are not submitted to the grant of usufruct.

Assuming that the amount of shares granted follows the average of the shares granted in the last years, we estimate that approximately 150 thousand additional shares will be granted to Statutory Officers in 2018.

At the E/AGM held on April 19, 2017, Ultrapar’s shareholders approved a new incentive plan based on shares which establishes the terms and general conditions for the grant of common shares issued by the Company held as treasury stock, which may or may not involve awarding usufruct over any portion thereof for later transfer of ownership to officers or staff of the Company or of other corporations under its direct or indirect control with a view to:

(i) fostering the expansion and sustainable results of the Company and achieving its business goals, promoting the alignment of long-term interests between shareholders, management and staff; and

(ii) reinforce the capacity to effectively attract, retain and motivate highly qualified executives and members of staff.

The long-term incentive plan approved in 2017, covers the Statutory Board, non-statutory and managerial executives. The contemplated executives have usufruct over the earnings from the shares for three to five years, after which period obtaining effect ownership of the shares, conditional on an uninterrupted employment bond between the executive and the Company or its controlled companies. The plan also includes performance shares and establishes the timing for transfer of ownership of the lot of shares held in usufruct to the executive if (a) should the latter not have interrupted his/her employment relationship and (b) should the preestablished goals have been achieved, the executive is awarded the ownership of an additional lot of shares limited to the identical size of the lot which he is holding in usufruct.

13.6 - Stock options outstanding

Ultrapar does not have a stock option plan opened.

13.7 - Stock options exercised and shares granted in connection with the share remuneration plan of the Statutory Officers

In 2015, the effective ownership of 245,332 shares was transferred to Statutory Officers, related to shares with beneficial ownership granted in 2005, 2008, 2009 and 2010. In 2016, the effective ownership of 193,596 shares was transferred to Statutory Officers, related to shares with beneficial ownership granted in 2006, 2009 and 2010. In 2017, (i) the beneficial ownership of 227,126 shares was granted to Statutory Officers and (ii) the effective ownership of 66,672 shares was transferred to Statutory Officers, related to shares with beneficial ownership granted in 2010 and 2012. Additionally, Ultrapar does not have an open stock option plan.

	Statutory Officers
	2017	2016	2015
Total number of members	7	7	7
Number of compensated members	3	4	5
Number of shares granted	66,672	193,596	245,332
Weighted average price of transferred shares (R$/share)	R$ 32.15	R$ 36.85	R$ 36.85
Value gap between acquisition price and market value of the acquired shares	R$ 0.00	R$ 0.00	R$ 0.00

13.8 - Information necessary for the understanding of items 13.5 to 13.7

The price assigned to the shares granted corresponds to the Company’s share price at the granting date, retroactively adjusted to reflect the stock split of the shares issued by the Company at a ratio of 1 existing share to 4 shares approved by extraordinary general meeting in February 10, 2011. Ultrapar does not have an active stock option plan.

In “Item 13.7. – Exercised stock options and shares delivered relative to the stock purchase plan of the Statutory Board”, the price attributed to the transferred shares corresponds to the book value of the shares held as treasury stock, as specified in Official Circular/CVM/SEP/no2/2018.

13.9  - Number of shares and any other securities convertible into shares issued by the Company, its direct or indirect controlling shareholders, controlled companies or companies under common control, whether directly or indirectly by members of the Board of Directors, the Fiscal Council or the Statutory Executive Officers

The table below presents the direct or indirect shares held by the current members of the Board of Directors, the Fiscal Council and the Statutory Officers as of December 31, 2017.

	Total	%
	(number of shares)

Board of Directors	23,835,839	4%
Direct ownership	185,984	0%
Indirect ownership	23,649,855	4%
Through Ultra S.A.[1]	23,649,855	4%
Fiscal Council	-	0%
Direct ownership	-	0%
Indirect ownership	-	0%
Statutory Officers	1,650,276	0%
Direct ownership	1,650,276	0%
Indirect ownership	-	0%
Total	25,486,115	5%

Shares representing the capital	556,405,096	100%

¹ Shares issued by Ultrapar owned indirectly by a member of the Board of Directors through participation in Ultra S.A.capital.

Changes in Ultrapar’s ownership occurred after December 31, 2017 are not included in the table above.

The members of the Board of Directors, Executive Officers and Fiscal Council do not hold shares of the Company’s subsidiaries.

13.10 - Pension plans of the members of the Board of Directors and Statutory Officers

Body	Board of Directors	Statutory Officers

Total number of members	9.00	7.00
Number of compensated members¹	0.00	7.00
Name of the Plan	N/A	ULTRAPREV – Associação de Previdência Complementar – Defined Contribution Plan
Number of members who qualify for retirement²	N/A	4
Conditions for early retirement	N/A	- 55 years old - Minimum 5 years of employment with the sponsor - Minimum 5 years of participation in the plan - Termination of employment with the sponsor
Adjusted amount of the accumulated contributions to the private pension plan until the end of the last fiscal year, reduced by the portion related to contributions made directly by the members³ (in thousand of reais)	N/A	14,553.2
Accumulated total amount of the contributions made during the last fiscal year, reduced by the portion related to the contributions made directly by the members (in thousand of Reais)	N/A	1,226.0
Possibility and conditions for early redemption	N/A	The plan includes an option of redemption upon termination of employment, even if not all conditions for retirement are met

¹ Only considering members under the retirement plan as specified in Official Circular/CVM/SEP/nº2/2018.

² Managers who meet the conditions of age, period of employment and period of participation in the plan. Termination of employment is required for retirement.

³ Total amount of the contributions made by the sponsor since adhesion to the plan, plus return.

13.11 - Maximum, minimum and average compensation of the Board of Directors, Fiscal Council and Statutory Officers in 2015, 2016 and 2017

Statutory Officers
	31-Dec-2017	31-Dec-2016	31-Dec-2015
Total number of members	7.00	7.00	7.00
Number of compensated members	7.00	7.00	7.00
Highest individual compensation	9,354,955.00¹	13,254,200.00	13,069,200.00
Lowest individual compensation	3,851,001.00²	4,062,000.00	3,710,000.00³
Average individual compensation	6,250,643.00	6,545,700.00	6,261,900.00
		Annual basis

¹ The highest individual considers a statutory officer who held the position for 9 months.

² The lowest individual compensation was calculated excluding the statutory officer who held the position for 9 months.

³ The lowest individual compensation was calculated excluding the statutory officer who held the position for 6 months.

Board of Directors
	31-Dec-2017	31-Dec-2016	31-Dec-2015
Total number of members	9,00	9,00	8,83
Number of compensated members	9,00	9,00	8,83
Highest individual compensation	1,667,520.00	1,526,400.00	1,430,100.00
Lowest individual compensation	492,480.00	432,000.00	399,500.00
Average individual compensation	728,000.00	635,700.00	599,000.00
Annual basis

Fiscal Council
	31-Dec-2017	31-Dec-2016	31-Dec-2015
Total number of members	6,00	6,00	6,00
Number of compensated members	3,00	3,00	3,00
Highest individual compensation	262,080.00	254,200.00	224,900.00
Lowest individual compensation	242,452.80	227,500.00	208,500.00
Average individual compensation	252,266.40	232,400.00	212,900.00
Annual basis

13.12 - Agreements, insurance policies or other instruments that provide for compensation or indemnification mechanisms for the management in the event of removal from position or retirement

In addition to the contribution to FGTS, Ultrapar implemented in 2010 a planned retirement policy in order to prepare each executive to retirement and to structure succession plans in the Company. The post-retirement benefit resulting from this policy mainly consists in an additional compensation for the termination of the employment relationship by the initiative of the Company, equivalent to 0.5 of the monthly salary for each year of relationship with the Company, up to 9 monthly salaries. The CEO is not eligible to this policy.

The Company maintains liability insurance policies for directors and executive officers (D&O) to indemnify the members of the Board of Directors, fiscal council and executive officers of Ultrapar and its subsidiaries (“Insured”) in the total amount of US$ 80 million, which cover any of the Insured liabilities resulting from wrongful acts, including any act or omission committed or attempted, except if the act, omission or the claim is consequence of gross negligence or willful misconduct. The insurance premium totaled R$ 1,398,062.10.

13.13 - Percentage of the overall compensation payable to each body recognized in the Company’s results related to the members of the Board of Directors, the Fiscal Council or the Statutory Officers who are related parties of the controlling shareholders

Prior to the Conversion, Ultra S.A. held 66% of the Company’s common shares. On the date of the Conversion, Ultra S.A. became holder of 24% of Ultrapar’s common and total capital. As a result, Ultrapar no longer has a controlling shareholder as defined in Article 116 of the Brazilian Corporate Law. However, on August 16, 2011, Ultra S.A. signed a participation contract with B3 as the shareholder that exercises the control of the Ultrapar, as defined in the Novo Mercado regulation. On January 31, 2016, Ultra S.A. held 22% of Ultrapar’s shares.

The percentage of the compensation of members of the Board of Directors and of the Statutory Officers who are related parties of Ultra S.A. Participações on the overall compensation paid to such bodies were 53% and 0%, respectively,  in 2015, 50% and 0%, respectively,  in 2016 and 50% and 0%, respectively, in 2017.

13.14 - Amounts recognized in the Company’s results as compensation to members of the Board of Directors, the Fiscal Council or the Statutory Officers, aggregated by body, for any reason other than the position held by such members

The members of the Board of Directors, the Fiscal Council and the Statutory Officers did not receive any compensation other than the compensation for to the position held by such members in the Company or in its subsidiaries.

13.15 - Amounts recognized in the results of the Company’s direct or indirect controlling companies, companies under common control and subsidiaries, as compensation to the members of the Company’s Board of Directors, the Fiscal Council or the Statutory Officers in 2015, 2016 and 2017.

The whole compensation of Statutory Officers is supported by subsidiaries or controlled companies as a result of to their activities as managers of such companies. Total compensation of the Board of Directors and of the Fiscal Council is directly supported by the Company.

	Statutory Officers – 2015
(in thousand of Reais)	Companhia Ultragaz S.A.	Bahiana Distribuidora de Gás Ltda	Utingás Armazenadora S.A.	Ipiranga Produtos de Petróleo S.A.	Empresa Carioca de Produtos Químicos S.A.	Oxiteno S.A. Indústria e Comércio	Oxiteno Nordeste S.A. Indústria e Comércio	Terminal Químico de Aratu S/A Tequimar	Imifarma Prod. Farm. Cosméticos S/A	Total

Annual fixed compensation	3,913.3	1,713.4	123.9	3,634.6	980.9	2,909.3	160.3	1,620.4	195.5	15,251.6
Salary	2,270.1	1,050.6	70.2	2,252.0	595.3	1,771.2	96.7	954.2	122.0	9,182.4
Direct and indirect benefits	1,643.2	662.9	53.6	1,382.6	385.7	1,138.1	63.6	666.2	73.4	6,069.2
Variable compensation	5,487.8	1,975.3	-	4,190.1	1,400.1	4,926.7	227.4	889.3	423.1	19,519.7
Profit sharing	4,336.9	1,975.3	-	4,190.1	1,400.1	3,775.9	227.4	889.3	423.1	17,218.1
Others	1,150.8	-	-	-	-	1,150.8	-	-	-	2,301.6
Post-retirement benefit	1,087.6	104.6	7.3	676.4	61.3	560.6	10.0	339.2	88.9	2,936.0
Benefits due to the interruption in the exercise of the position	-	-	-	-	-	-	-	-	-	-
Stock-based compensation	3,408.2	-	-	147.7	-	1,994.7	-	575.4	-	6,125.9
Total compensation	13,896.9	3,793.3	131.1	8,648.8	2,442.4	10,391.4	397.6	3,424.3	707.5	43,833.2

Statutory Officers – 2016
(in thousand of Reais)	Companhia Ultragaz S.A.	Bahiana Distribuidora de Gás Ltda	Utingás Armazenadora S.A.	Ipiranga Produtos de Petróleo S.A.	Empresa Carioca de Produtos Químicos S.A.	Oxiteno S.A. Indústria e Comércio	Oxiteno Nordeste S.A. Indústria e Comércio	Terminal Químico de Aratu S/A Tequimar	Imifarma Prod. Farm. Cosméticos S/A	Total

Annual fixed compensation	4,837.6	2,230.1	120.6	4,071.6	1,158.0	3,508.7	188.1	1,761.8	467.7	18,344.2
Salary	2,819.7	1,382.8	70.2	2,546.1	661.2	2,101.2	107.4	1,057.6	294.1	11,040.3
Direct and indirect benefits	2,017.9	847.3	50.4	1,525.5	496.8	1,407.5	80.7	704.2	173.6	7,303.9
Variable compensation	6,029.4	2,533.2	-	3,700.6	511.8	4,406.8	83.1	1,088.2	359.3	18,712.4
Profit sharing	4,793.0	2,533.2	-	3,700.6	511.8	3,170.4	83.1	1,088.2	359.3	16,239.6
Others	1,236.4	-	-	-	-	1,236.4	-	-	-	2,472.8
Post-retirement benefit	1,874.8	136.8	7.3	383.2	71.9	548.1	11.7	273.9	28.5	3,336.2
Benefits due to the interruption in the exercise of the position	-	-	-	-	-	-	-	-	-	-
Stock-based compensation	3,121.9	-	-	-	-	1,865.2	-	440.2	-	5,427.3
Total compensation	15,863.7	4,900.1	127.9	8,155.4	1,741.7	10,328.8	282.9	3,564.1	855.5	45,820.1

	Statutory Officers – 2017
(in thousand of Reais)	Companhia Ultragaz S.A.	Bahiana Distribuidora de Gás Ltda	Utingás Armazenadora S.A.	Ipiranga Produtos de Petróleo S.A.	Empresa Carioca de Produtos Químicos S.A.	Oxiteno S.A. Indústria e Comércio	Oxiteno Nordeste S.A. Indústria e Comércio	Terminal Químico de Aratu S/A Tequimar	Imifarma Prod. Farm. Cosméticos S/A	Total

Annual fixed compensation	5,791.1	3,027.6	128.5	4,960.9	1,141.9	4,203.0	186.1	1,879.3	496.3	21,814.7
Salary	2,870.5	1,451.2	70.2	2,654.5	693.5	2,179.3	112.7	1,108.6	309.2	11,449.7
Direct and indirect benefits	2,920.6	1,576.4	58.3	2,306.4	448.4	2,023.7	73.4	770.7	187.1	10,365.0
Variable compensation	1,687.1	1,374.1	-	4,291.2	776.6	805.2	126.1	1,244.9	346.2	10,651.4
Profit sharing	4,916.4	1,374.1	-	4,291.2	776.6	4,034.5	126.1	1,244.9	346.2	17,110.0
Others	-3,229.3	-	-	-	-	-3,229.3	-	-	-	-6,458.6
Post-retirement benefit	-363.7	169.1	0.0	276.5	0.0	472.4	34.9	165.2	341.6	1,096.0
Benefits due to the interruption in the exercise of the position	7,996.9	-	-	276.7	-	520.3	-	-	-	8,793.9
Stock-based compensation	529.9	-	-	-	-	527.8	-	340.8	-	1,398.5
Total compensation	15,641.3	4,570.8	128.5	9,805.3	1,918.5	6,528.7	347.1	3,630.2	1,184.1	43,754.5

13.16 - Other information deemed relevant by the issuer

Not applicable.

EXHIBIT VI – ITEMS 12.5 TO 12.10 OF THE REFERENCE FORM

12.              Annual General Meeting and Management

12.5.     Information about the candidates for the Board of Directors and the Fiscal Council indicated or supported by the management

Fiscal Council

Name	Date of birth	Profession	CPF	Elective position to be held	Expected election and investiture date	Term of office	Other positions held in the issuer	Was elected by the controller	Consecutive terms
Flavio César Maia Luz	7/27/1951	Engineer	636.622.138-34	Member of Fiscal Council (Effective)	4/11/2018	Until 2019 AGM	-	No	13
Geraldo Toffanello	10/12/1950	Accountant	075.257.060-72	Member of Fiscal Council (Effective)	4/11/2018	Until 2019 AGM	-	No	1
William Bezerra Cavalcanti Filho	10/26/1956	Economist	530.627.607-53	Member of Fiscal Council (Effective)	4/11/2018	Until 2019 AGM	-	No	-
Márcio Augustus Ribeiro	12/27/1954	Engineer	006.211.088-80	Member of Fiscal Council (Alternate)	4/11/2018	Until 2019 AGM	-	No	11
Paulo Cesar Pascotini	7/20/1959	Accountant	246.904.300-04	Member of Fiscal Council (Alternate)	4/11/2018	Until 2019 AGM	-	No	4
Pedro Ozires Predeus	5/4/1944	Accountant	005.474.508-00	Member of Fiscal Council (Alternate)	4/11/2018	Until 2019 AGM	-	No	13

All the members now appointed to the Fiscal Council are considered independent members, pursuant to article 162 and paragraphs of the Brazilian Corporate Law.

  i.    Main professional experience over the last 5 years

Fiscal Council

Effective members

Flavio César Maia Luz
Company	Position	Main activity of the company	Company is part of the issuer's economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Ultrapar Participações S.A.	• Chairman of the Fiscal Council (2005-current)	Holding engaged in specialized distribution and retail, specialty chemicals, storage for liquid bulk and pharmacy retail.	Yes
Itaúsa S.A.	• Member of the Fiscal Council (2014-current)	Holding engaged in financial and industrial segments	No
CTEEP S.A.	• Member of Fiscal Council (2012-current)	Company that operates in the energy sector.	No
Marcopolo S.A.	• Member of the Board of Directors (2016-current)	Company dedicated to the production of bus bodies, in Brazil and abroad.	No
Soares Penido Obras Construções e Investimentos S.A.	• Member of the Board of Directors (2013-current)	Company engaged in the engineering services sector.	No
Zen S.A. Indústria Metalúrgica	• Chairman of the Board of Directors (2011-current)	Company dedicated to the manufacture of parts for motor vehicles.	No
Senior Solutions S.A.	• Member of the Board of Directors (2012-2016)	Company that develops systems for financial institutions.	No
Ser Educacional S.A.	• Member of the Board of Directors (2010-current)	Conglomerate of institutions of higher and technical education.	No
Doing Business Consultoria Empresarial Ltda.	• Managing Partner (2010-current)	Business and corporate finance boutique.	No

Geraldo Toffanello
Company	Position	Main activity of the company	Company is part of the issuer's economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Ultrapar Participações S.A.	• Member of the Fiscal Council (2017-current)	Holding engaged in specialized distribution and retail, specialty chemicals, storage for liquid bulk and pharmacy retail.	Yes
Gerdau S.A.	• Accounting Director (1998-2012)	Steel industry.	No
Gerdau S.A.	• Member of the Fiscal Council (2015-current)	Steel industry.	No
Metalúrgica Gerdau S.A.	• Member of the Fiscal Council (2014-current)	Holding Company	No
Dimed S.A. Distribuidora de Medicamentos	• Member of the Fiscal Council (2013-2015)	Publicly-listed company dedicated to retail pharmacy.	No
Puras FO	• Member of the Board of Directors (2013-2015)	Office dedicated to the management of investments and assets.	No
Luzes do Mundo Ltda.	• Founder	Company focused on lighting products - decorative and technical, representing renowned international brands.	No

William Bezerra Cavalcanti Filho
Company	Position	Main activity of the company	Company is part of the issuer's economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
QGEP – Queiroz Galvão – Exploração e Produção S.A..	• Alternate member of the Fiscal Council (2014-current)	Oil&Gas	No
CPFL Energia S.A.	• Chairman of the Fiscal Council (2013 – current)	Company that operates in the energy sector.	No
General Shopping S.A.	• Alternate member of the Fiscal Council (2014-current)	Company that operates in the shopping malls planning and administration sector.	No
Log-In S.A.	• Member of the Fiscal Council (2014-current)	Company that operates in coastal shipping navigation in Brazil.	No

Alternate members

Márcio Augustus Ribeiro
Company	Position	Main activity of the company	Company is part of the issuer's economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Ultrapar Participações S.A.	• Alternate member of the Fiscal Council (2007-atual)	Holding engaged in specialized distribution and retail, specialty chemicals, storage for liquid bulk and pharmacy retail.	Yes

Paulo Cesar Pascotini
Company	Position	Main activity of the company	Company is part of the issuer's economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Ultrapar Participações S.A.	• Alternate member of the Fiscal Council (2014 – current)	Holding engaged in specialized distribution and retail, specialty chemicals, storage for liquid bulk and pharmacy retail.	Yes

Pedro Ozires Predeus
Company	Position	Main activity of the company	Company is part of the issuer's economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Ultrapar Participações S.A.	• Alternate member of the Fiscal Council (2005-current)	Holding engaged in specialized distribution and retail, specialty chemicals, storage for liquid bulk and pharmacy retail.	Yes
Associação Brasileira das Companhias Abertas - ABRASCA	• ABRASCA Award Reviewer Best Annual Report - 4th year - since 2014	Non-profit association for the defense of publicly-held companies.	No
Alma Clínica de Doenças Nervosas S/S Ltda.	• Administrative and Finance Officer (2013 – current)	Family owned medical clinic	No

ii. All management positions currently held in other companies or Third Sector organizations

Fiscal Council

Geraldo Toffanello
Company	Position	Main activity of the company	Company is part of the issuer's economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
ONG Parceiros Voluntários	• Vice-Chairman	NGO dedicated to the qualification of people and institutions, through social technologies and volunteering.	No
Casa Menino Jesus de Praga	• Member of the Board of Directors	Institution to support the needy children with multiple disabilities.	No

n. Events occurred over the last 5 years, related to:

  i.    any criminal sentence

 ii.    any judgment in administrative proceeding by CVM and the penalties applied

iii.    any final and unappealable judgment, at legal or administrative level, which has suspended or disqualified the candidate in connection with the performance of any professional or business activity

The Members of the Board of Directors and Fiscal Council informed the Company that there were no criminal conviction in CVM administrative proceeding or any other legal or administrative conviction that has suspended their ability or unqualified them to perform any professional or business activity.

12.6.Percentage of participation in meetings held in the last term

Fiscal Council

Effective member	Number of meetings held by the Board of Directors from April/17 to March/18	% of participation of the effective member in the meetings
Flavio César Maia Luz	09	100%
Geraldo Toffanello	09	100%
Nilson Martiniano Moreira	09	100%

Note: The Company wishes to clarify that William Cavalcanti, nominated as member of the Fiscal Council in the item above, did not sit as a councilor on the Fiscal Council of the Company during the 2017/2018 term of office.

12.7.Information about the members of statutory committees, the audit  committee, the risk committee, the finance committee and the  compensation  committee, even if such committees or structures are not established by the Bylaws

Not applicable since the candidates nominated in this document do not sit on audit, risk, financial and remuneration bodies or committees that participate in the decision-making process of the Company’s administrative or management organs as consultants or inspectors.

12.8.  Percentage of participation of the members of statutory committees, the audit  committee, the risk committee, the finance committee and the  compensation  committee, in the meetings held by the respective body in the same period, which occurred after tenure in office

Not applicable since the candidates nominated in this document do not sit on audit, risk, financial and remuneration bodies or committees that participate in the decision-making process of the Company’s administrative or management organs as consultants or inspectors.

12.9.Material relationship, stable union or family relationship up to the second degree between:

a.    the Company’s officers and directors:

None.

b.    (i) the Company’s officers and directors and (ii) the officers and directors of any of the Company’s subsidiaries, whether direct or indirect

None.

c.     (i) the Company’s or its subsidiaries’ officers and directors, whether direct or indirect and (ii) the Company’s direct or indirect controlling shareholders

Not applicable.

d.    (i) the Company’s officers and directors and (ii) the officers and directors of any of the Company’s controlling shareholders, whether direct or indirect

None.

12.10.   Subordination, service rendering or control relationships kept, over the last 3 fiscal years, between the Company’s management and:

a.   any of the Company’s direct or indirect subsidiaries, except those in which the issuer holds, directly or indirectly, the entire share capital

None.

b.   any of the Company’s direct or indirect controlling shareholders

None.

c.   if material, any supplier, customer, debtor or creditor of the Company, its subsidiary or controlling shareholders or the subsidiaries of any of the foregoing

None.

GLOSSARY

GLOSSARY

References in the items 10, 12.5 to 12.10 and 13 of the Reference Form which are part of this document, to “Ultrapar”, “we”, “our”, “us” and “the Company” are to Ultrapar Participações S.A. and its consolidated subsidiaries (unless the context otherwise requires).

In addition, all references in this document to:

“ABIQUIM” are to Associação Brasileira da Indústria Química, the Brazilian association of chemical industries;

“ALE” or “ALESAT” are to Alesat Combustíveis S.A.;

“am/pm” are to Ipiranga’s convenience stores franchise network that operate under the brand am/pm, managed by am/pm Comestíveis Ltda. and Conveniência Ipiranga Norte Ltda.;

“American Chemical” are to American Chemical I.C.S.A;

“ANFAVEA” are to Associação Nacional dos Fabricantes de Veículos Automotores, the Brazilian Association of Vehicle Producers;

“ABRAFARMA” are to Associação Brasileira de Farmácias e Drogarias, the Brazilian Association of Pharmacies and Drugstores;

“ANP” are to the Agência Nacional de Petróleo, Gás Natural e Biocombustíveis, the Brazilian oil, natural gas and biofuels regulatory agency;

“ARLA” are to Automotive Liquid Reducing Agent;

“B3” are to the B3 S.A. — Brasil, Bolsa, Balcão, the São Paulo Stock Exchange;

“Brazilian government” are to the federal government of the Federative Republic of Brazil;

“CADE” are to Conselho Administrativo de Defesa Econômica, the Brazilian antitrust regulation agency;

“CBLSA” are to Chevron Brasil Lubrificantes S.A.;

“CDI” are to the Brazilian money market interest rate (Certificados de Depósito Interbancário);

“Chevron” are to Chevron Brasil Lubrificantes Ltda.;

“Cia. Ultragaz” are to Companhia Ultragaz S.A.;

“ConectCar” are to ConectCar Soluções de Mobilidade Eletrônica S.A.

“Conversion” are to the conversion of all preferred shares issued by the company into common shares, at a ratio of 1 (one) preferred share for 1 (one) common share, as approved at the extraordinary general shareholders’ meeting and the special preferred shareholders’ meeting, both held on June 28, 2011;

“CVM” are to Comissão de Valores Mobiliários, the Brazilian securities authority;

“CSLL” are to Contribuição Social sobre o Lucro Líquido;

“Extrafarma” are to Imifarma Produtos Farmacêuticos e Cosméticos S.A.;

“FGTS” are to Fundo de Garantia do Tempo de Serviço;

“GDP” are to Gross Domestic Product;

“ICVM 527/12” are to CVM Instruction No. 527/12, issued by CVM on October 4, 2012, which governs the voluntary disclosure by listed companies in Brazil of EBITDA — Earnings Before Interest, Taxes, Depreciation and Amortization, and EBIT— Earnings Before Interest and Taxes, for the results disclosed from January 1, 2013 onwards;

“IFRS” are to International Financial Reporting Standards;

“IGP-M” are to General Index of Market Prices of Brazilian inflation, calculated by the Getulio Vargas Foundation;

“IPCA” are to National Wide Consumer Prices Index

“IpiLubs” are to Ipiranga Lubrificantes S.A.

“Ipiranga” are to Ultrapar’s subsidiaries which operate in the fuel and lubricant distribution and related activities;

“IPP” are to Ipiranga Produtos de Petróleo S.A.;

“IRPJ” são para Imposto de Renda sobre Pessoa Jurídica;

“Liquigás” are to Liquigás Distribuidora S.A.;

“LPG” are to liquefied petroleum gas;

“LPG International” are to LPG International Inc.;

“NGV” are to natural gas vehicle;

“Note” or “Notes” are to Notes to the Consolidated Financial Statements of Ultrapar for the year ended December 31, 2015;

“OPEC” are to Organization of the Petroleum Exporting Countries;

“Oxiteno Nordeste” are to Oxiteno Nordeste S.A. Indústria e Comércio;

“Oxiteno Overseas” are to Oxiteno Overseas Co.;

“Oxiteno” are to Oxiteno S.A. Indústria e Comércio, our wholly owned subsidiary and its subsidiaries that produce ethylene oxide and its principal derivatives, fatty alcohols and other specialty chemicals;

“Petrobras” are to Petróleo Brasileiro S.A.;

“Real”, “Reais” or “R$” are to Brazilian reais, the official currency of Brazil;

“Serma” are to Association of users of data processing equipment and related services responsible for IT services for Ultrapar;

“Tequimar” are to Terminal Químico de Aratu S.A.;

“TJLP” são para Taxa de Juros de Longo Prazo;

“Ultra S.A.” are to Ultra S.A. Participações, a holding company owned by members of the founding family and senior management of Ultrapar. Ultra S.A. is the largest shareholder of Ultrapar, holding 22% of its total capital stock. Prior to the Conversion, Ultra S.A. owned 66% of the voting capital of Ultrapar;

“Ultracargo” are to Ultracargo Operações Logísticas e Participações Ltda., our wholly owned subsidiary and its subsidiaries that provide logistics services for liquid bulk cargo;

“Ultragaz” are to Ultrapar’s subsidiaries that operate in the distribution of LPG and;

“US$”, “dollar”, “dollars” or “U.S. dollars” are to the United States dollar.

REMOTE VOTING FORM

REMOTE VOTING FORM

ANNUAL GENERAL SHAREHOLDERS’ MEETING - ULTRAPAR PARTICIPACOES S.A. of 04/11/2018

Name:
Shareholder’s CNPJ or CPF:
E-mail address:

Filling instructions

This form for the Annual General Shareholders’ meeting (“Shareholders’ Meeting”) shall be filled if the shareholder chooses to exercise its voting rights remotely, pursuant to CVM Instruction 481/09.

In this case, it is mandatory that the fields above are filled with the shareholder’s full name (or corporate name) and the Corporate or Individual Taxpayers’ Number at the Ministry of Finance (CNPJ and CPF), with an e-mail address for eventual contact.

In order for this voting form to be valid and the votes hereby given to be accounted at the Annual General Shareholders’ Meeting quorum, the following instructions shall be fulfilled:

•  The fields of this form must be duly filled;

•  Every page of this form must be initialed;

•  The shareholder or its legal representative(s), as the case may be and under legislation in force, must sign the form;

Once the form and the required documentation is received, the Company will notify the shareholder about its receipt and whether it was accepted or not within three business days, under CVM Instruction 481/09. If the voting form is not fully filled or it is not accompanied by the supporting documents, the form will be disregarded and the shareholder will be informed through the e-mail provided.

The remote voting form and other supporting documents shall be filed at the Company up to 7 days from the Shareholders’ Meeting date, that is, until 04/05/18. Forms received by the Company after such date will not be considered.

The “Shareholders’ Meeting Manual” and the “Management Proposal” referred to in this form are available at the Company’s headquarters, in the Company’s website (ri.ultra.com.br), in CVM’s website (www.cvm.gov.br) and in B3 – Brasil, Bolsa, Balcão website (www.b3.com.br).

Delivery guidance

The shareholder who chooses to exercise his/her/its voting right remotely may:

A. Submit the form directly to the Company

In order to do so, he/she/it shall submit the following documents:

•  Original copy of this form duly filled, with all pages initialed and signed in the end, according the filling out instructions mentioned above;

•  Certified copy of the following documents:

Individuals:

(i) ID card with shareholder’s picture (RG, foreigner’s identity card – RNE, driver’s license – CNH or professional class identification cards that are officially recognized);

(ii) If attorney-in-fact, ID with his/her picture and power of attorney.

Legal entities:

(i) Consolidated articles of incorporation or articles of organization and corporate acts evidencing the representation powers (minute of officers’ election and/or power of attorney);

(ii)  ID card with the legal representative(s)’s picture (RG, foreigner’s identity card - RNE, driver’s license – CNH or professional class identification cards that are officially recognized)

(iii) In the event of attorney-in-fact, ID card with his/her/its picture and power of attorney.

Investment funds:

Shareholders constituted as Investment funds shall submit to the Company, within the same deadline referred to in item A above, the following documents:

(i) Evidence of fund’s manager capacity conferred upon individual or legal entity representing it at the Annual General Shareholders Meeting (GSM) or power of attorney granting such powers;

(ii) Corporate act of legal entity manager conferring powers to the representative attending the GSM or to whomever he/she/it has granted the power of attorney;

(iii) If the representative or the attorney-in-fact is a legal entity, the same documents listed in paragraph ii of this item shall be submitted.

B. Voting exercise through service providers

The shareholder who chooses to exercise his/her/its voting right remotely through service providers shall contact his/her/its custodians or the bookkeeping institution of the Company, whether or not his/her/its shares are deposited in central depositary, in compliance with the rules determined by them to submit the voting instructions.

For further information, please check the Management Proposal and the Shareholders’ Meeting Manual available at ri.ultra.com.br.

Postal and e-mail address for submission of remote voting form, if the shareholder wishes to deliver the document directly to the company

Address: Avenida Brigadeiro Luiz Antônio, 1343, 8th floor, Bela Vista CEP 01317-910

São Paulo/SP – Brazil

To the attention of the “Gerência de Relações com Investidores” (Investor Relations Department)

E-mail: Invest@ultra.com.br

The shareholder may, if preferable, submit electronic copies of this form and the documents to the Company’s e-mail address, provided that the original copy of the voting form and the certified copies of the required documents are also sent to the Company in the address mentioned above until 04/05/18.

Appointment of institution hired by the company to provide the securities bookkeeping services, with name, physical and electronic address and telephone

Itaú Corretora de Valores

Address: Rua Ururaí, 111, Prédio B, Térreo, Tatuapé

CEP 03084-010

São Paulo/SP – Brazil

Service channel for shareholders

(11) 3003-9285 (capitals and metropolitan regions)

0800 7209285 (other locations)

Business days from 9h to 18h

E-mail: atendimentoescrituracao@itau-unibanco.com.br

Resolutions / Matters related to the Shareholders’ Meeting

Simple Resolution

1. The examination and approval of the Management Report and accounts and financial statements for the fiscal year ended on December 31, 2017 including the report from the Independent Auditors and the opinion from the Fiscal Council.

[  ] Approve [  ] Decline [  ] Abstain

Simple Resolution 2. Allocation of net earnings for the fiscal year ended on December 31, 2017, according to the Management Proposal. [ ] Approve [ ] Decline [ ] Abstain

Simple Resolution 3. Approval of the Management’s global annual compensation, according to the Management Proposal. [ ] Approve [ ] Decline [ ] Abstain

Election of the members of the Fiscal Council – Limit of vacancies to be filled: 3

4. Election of the members of the Fiscal Council and their alternates (the shareholder may appoint as many candidates as the number of vacancies to be filled at the general election)

Candidates proposed by the Management:

FLAVIO CÉSAR MAIA LUZ (EFFECTIVE) / MÁRCIO AUGUSTUS RIBEIRO (ALTERNATE)

[  ] Approve [  ] Decline [  ] Abstain

GERALDO TOFFANELLO (EFFECTIVE) / PEDRO OZIRES PREDEUS (ALTERNATE)

[  ] Approve [  ] Decline [  ] Abstain

WILLIAM BEZERRA CAVALCANTI FILHO (EFFECTIVE) / PAULO CESAR PASCOTINI (ALTERNATE)

[  ] Approve [  ] Decline [  ] Abstain

Simple Resolution 5. Approval of Fiscal Council’s compensation, according to the Management Proposal. [ ] Approve [ ] Decline [ ] Abstain

                                                                                                  2° TRIMESTRE DE 2010

City:

Date:

Shareholders’ name:

Signature:

E-mail:

MODEL FOR POWER OF ATTORNEY

Power of Attorney

Through the intermediary of this private instrument, [ Shareholder ], [ nationality ], [ civil status ], [ occupation ], bearer of the identity document, number [•] [ issuing entity ], resident and domiciled at [ full address ] or [ legal entity duly incorporated in accordance with the laws of [•], with its head offices at [•], enrolled at the Taxpayer Register under number [•] ] (“Principal”), nominates and constitutes as [his/her/its] attorney-in-fact SANDRA LÓPEZ GORBE, Brazilian, single, lawyer, national identity card RG nr. 094233582-IFP/RJ, professional identity card OAB/RJ nr. 097181, and enrolled at the Taxpayers Register CPF/MF under nr. 035.539.407-35; THIAGO DE MELLO RIBEIRO COUTINHO, Brazilian, married, lawyer, national identity card RG nr. 1790900-SSP/PB, professional identity card OAB/SP nr. 176386, and enrolled at the Taxpayers Register CPF/MF under nr. 265.000.098-86; DENIZE SAMPAIO BICUDO, Brazilian, single, lawyer, national identity card RG nr. 32.308.230-0-SSP/SP, professional identity card OAB/SP nr. 239.515, and enrolled at the Taxpayers Register CPF/MF under nr. 220.578.448-03; CONRADO MACIEL ROLIZ, Brazilian, single, lawyer, national identity RG nr. 21.421.065-0-DETRAN/RJ, professional identity card OAB/SP under nr. 174.296 and enrolled at the Taxpayers Register CPF/MF under nr. 115.165.517-10; and AMANDA MACEDO LEMOS, Brazilian, single, lawyer, national identity RG nr. 42.325.690-7-SSP/SP, professional identity card OAB/SP under nr. 391.466 and enrolled at the Taxpayers Register CPF/MF under nr. 415.145.028-95, with powers, acting individually and independently of the order of nomination, to represent the Principal as holder of [•] ([number of shares in words]) common shares issued by Ultrapar Participações S.A., a publicly-traded company registered in the corporate tax register (CNPJ/MF) under number 33.256.439/0001-39, with corporate headquarters at Av. Brigadeiro Luís Antônio, nr. 1343, in the City and State of São Paulo (“Company”), in the Ordinary and Extraordinary General Meeting to be held at 2:00 p.m., on April, 11, 2018, at the corporate headquarters of the Company, signing the Shareholders’ Presence Register of the Company and the minutes of the Annual General Shareholders’ Meeting for the specific purpose of voting in strict conformity with the following guidance:

(1) To approve the Management Report and accounts and the Financial Statements of the Company for the fiscal year ending December 31, 2017, including the report from the independent auditors and the opinion from the Fiscal Council:

In Favor	Against	Abstention
[ ]	[ ]	[ ]

         Mark with an X in the box of your choice above.

(2) To approve the allocation of net earnings for the fiscal year ending December 31, 2017:

In Favor	Against	Abstention
[ ]	[ ]	[ ]

         Mark with an X in the box of your choice above.

 (3) To set the annual management's compensation:

In Favor	Against	Abstention
[ ]	[ ]	[ ]

        Mark with an X in the box of your choice above.

(4) To elect the effective and alternate members of the Fiscal Council based on the request for installation of the fiscal council submitted by shareholders representing more than 2% (two percent) of the voting shares issued by the Company, pursuant to article 161 of the Brazilian Corporate Law nr. 6.404/76 and CVM instruction 324/00:

Effective Member	Alternate Member
Flavio César Maia Luz	Márcio Augustus Ribeiro
Geraldo Toffanello	Pedro Ozires Predeus
William Bezerra Cavalcanti Filho	Paulo Cesar Pascotini

In Favor	Against	Abstention
[ ]	[ ]	[ ]

        Mark with an X in the box of your choice above.

(6) To set the Fiscal Council's compensation for the period of it terms:

In Favor	Against	Abstention
[ ]	[ ]	[ ]

         Mark with an X in the box of your choice above.

The attorneys-in-fact hereby nominated have no right or obligation whatsoever to take any other measures in the name of the Principal not expressly provided for in this instrument or which are necessary to its exact fulfillment.

This power of attorney, which may be delegated in full or partially, shall be valid for the aforementioned Annual General Shareholders’ Meeting, whether installed upon the first convening notice or upon the second convening notice.

The present instrument is valid until April 11, 2018.

[day] [ Month ] 2018.

[ Shareholder ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 12, 2018

ULTRAPAR HOLDINGS INC.

By:	/s/ Andre Pires de Oliveira Dias

Name:	Andre Pires de Oliveira Dias

Title:	Chief Financial and Investor Relations Officer